Exhibit 99.2
THIS NOTE PURCHASE AGREEMENT made as of the 16th day of April, 2009.

BETWEEN:

BELLUS HEALTH INC., a corporation formed under the laws of Canada (the “Corporation”);

AND:	VITUS INVESTMENTS III PRIVATE LIMITED, a corporation formed under the laws of Singapore (the “Purchaser”);
WHEREAS in order to provide the Corporation with additional funds to conduct its business, the Purchaser has committed to provide the Corporation with investment funds, in two tranches, on the terms and subject to the conditions set forth herein;
AND WHEREAS the Purchaser’s investment shall take the form of 15% senior secured convertible notes (collectively, the “Notes”) maturing 2014, with an aggregate issue price of $10,000,000.00, on the terms and in the manner set forth herein;
NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Parties, intending to be legally bound, hereby agree as follows.
ARTICLE 1.
INTERPRETATION
1.1 Definitions
(a)	“ABCP Plan” means the second amended plan of compromise and arrangement, proposed and supported by the Pan-Canadian Investors Committee for Third-Party Asset Backed Commercial Paper pursuant to the Companies’ Creditors Arrangement Act (Canada) as initially sanctioned by Ontario Superior Court of Justice on June 5, 2008 and as definitely approved further to certain amendments on January 12, 2009;
(b)	“Additional Pledge Agreements” means a pledge agreement or equivalent security in favour of the Purchaser or Fonde de Pouvoir acting on its behalf evidencing a first-ranking pledge of any securities and instruments held by BELLUS Health Luxco II S.à.r.l. in BELLUS Health Holdings Limited and in Ovos Natural Health US Limited and a pledge agreement or equivalent security in favour of the Purchaser or Fonde de Pouvoir or collateral agent acting on its behalf evidencing a first-ranking pledge of any securities and instruments held by BELLUS Health Holdings Limited in BELLUS Health (International) Limited, to be dated and delivered as soon as reasonably practicable but in any event no later than the Clean-Up Date, to the extent, in each case, permitted under Applicable Law and to the extent, in each case, that the costs associated with obtaining such pledges or equivalent security are not excessive, given the benefits to be obtained therefrom (as determined by the holders of the Bellus Notes, which determination shall be communicated to the Corporation by the

Trustee), together with all certificates or documents evidencing such share interests or securities ownership, as applicable;
(c)	“Additional Security Agreements” means such additional security agreements, debentures, pledge agreements or instruments, to be dated and delivered as soon as reasonably practicable but in any event no later than the Clean-Up Date and to the extent permitted under Applicable Laws, as may be reasonably necessary to grant a first-ranking security interest or hypothec or equivalent security , subject to Permitted Senior Encumbrances, in all movable (personal) property and material assets of the Corporation and any Subsidiary on terms consistent with the Security provided to or for the benefit of the Purchaser in Canada to the extent, in each case, that the costs associated with obtaining such additional security agreements, debentures or instruments are not excessive, given the benefits to be obtained therefrom (as determined by the holders of the Bellus Notes, which determination shall be communicated to the Corporation by the Trustee);
(d)	“Affiliate” has the meaning ascribed thereto in the Securities Act (Quebec);
(e)	“Applicable Laws” means, at any time and with respect to any Person, property, transaction, event or other matter, all present or future applicable laws, statutes, regulations, treaties, judgments, ordinances, codes, decrees and common law and (whether or not having the force of law) all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, restrictions, requirements and policies of any Governmental Authority having authority over such Person, property, transaction, event or other matter;
(f)	“Agreement” means this Note Purchase Agreement;
(g)	“Amendment to the Premises Lease” means the amendment to the Premises Lease dated March 31, 2009, a copy of which is attached hereto as Exhibit 1.1(g);
(h)	“Bellus Notes” means, collectively, the Notes, the VSV Notes and any Third-Party Notes;
(i)	“Board” means the board of directors of the Corporation;
(j)	“Board Representation Agreement” has the meaning set forth in Section 3.2(q) of this Agreement;
(k)	“Business Day” means any day other than a Saturday, Sunday or other day on which banks located in Montreal, Quebec are authorized to be closed;
(l)	“Clean-Up Date” means the date that is one hundred twenty (120) days following the Initial Closing Date, provided that the Purchaser may agree to extend such date with respect to any provision of the Notes or this Agreement to a later date as the Purchaser may determine in its sole discretion;
(m)	“Closing” means any closing of the issuance of Notes in accordance with the terms hereof;
(n)	“Closing Time” has the meaning set forth in Section 2.2(a) of this Agreement;
(o)	“Common Shares” has the meaning set forth in Section 2.1(a) of this Agreement;
(p)	“Confidential Information” has the meaning set forth in Section 6.9(b) of this Agreement;
(q)	“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (written or oral) to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;
(r)	“Corporation” means BELLUS Health Inc. and its successors and assigns;
(s)	“Corporation Indemnified Party” and “Corporation Indemnified Parties” have the meanings set forth in Section 8.1(b) of this Agreement;
(t)	“Corporation Organizational Documents” has the meaning set forth in Section 4.1 of this Agreement;
(u)	“D&O Insurance” has the meaning set forth in Section 6.10 of this Agreement;
(v)	“Deliver” or any derivative thereof means, actual delivery to the other Party or its professional advisors;
(w)	“Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 4 of this Agreement;
(x)	“Election Notice” has the meaning set forth in Section 6.12(d) of this Agreement;
(y)	“Encumbrance” includes a mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention or any other security arrangement howsoever created or arising and whether perfected or not;
(z)	“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata, and ambient air;

(aa)	“Environmental Laws” means all Applicable Laws that address, are related to, or are otherwise concerned with, the protection of the Environment, health or safety issues (including occupational safety and health);
(bb)	“Existing Notes” means 6% senior convertible notes of the Corporation maturing, respectively, in 2026 and in 2027 in the aggregate principal amount of U.S. $46,585,000.00;
(cc)	“Filings” or “Filed” means the Corporation’s publicly available filings with the applicable securities regulatory authorities in those jurisdictions in Canada in which the Corporation is a reporting issuer, including without limitation any document filed by the Corporation on SEDAR since April 22, 1999;
(dd)	“Financial Statements” has the meaning set forth in Section 4.16 of this Agreement;
(ee)	“First Option” means the option described in the Option Letter under the heading “Preferred Share Option” to have the Existing Notes held by the holders thereof converted into Preferred Shares;
(ff)	“GAAP” means, at any date of determination, generally accepted accounting principles approved by the Canadian Institute of Chartered Accountants, or any successor institute;
(gg)	“Governmental Authority” means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, statutory body, commission, board, bureau or agency, (ii) self-regulatory organization or authority, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
(hh)	“Guarantee” and “Guarantees” means the guarantees to be executed and delivered by each Guarantor pursuant to Section 3.2(k) of this Agreement;
(ii)	“Guarantors” means each of OVOS Natural Health Inc., Bellus Health (US) LLC, OVOS Natural Health US Limited, Bellus Health Luxco I S.à.r.l. & Cie S.C.S., 4166591 Canada Inc. and Bellus Health (Innodia) Inc. and any future Subsidiary of the Corporation;
(jj)	“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety;
(kk)	“Hypothec” means, collectively, the hypothecs, pledge agreements and security interests in favour of the Purchaser or Fonde de Pouvoir or collateral agent acting on its behalf: (i) evidencing, subject to Permitted Senior Encumbrances, a first-ranking hypothec without delivery of any securities, limited liability company interests, limited partnership or similar participation interests held by the Corporation in OVOS Natural Health Inc., BELLUS Health (US) LLC, BELLUS Health Luxco I S.à.r.l. & Cie S.C.S., 4166591 Canada Inc. and BELLUS Health (Innodia) Inc.; (ii) evidencing, subject to Permitted Senior Encumbrances, a first-ranking pledge of any securities and instruments held by 4166591 Canada Inc in the capital of BELLUS Health (Innodia) Inc., together with all certificates or documents evidencing such share, interests or securities ownership, endorsements and stock transfer forms in blank and (iii) constituting, subject to Permitted Senior Encumbrances, a first-ranking charge on all other present and future, incorporeal and corporeal movable property of each of the Corporation, OVOS Natural Health Inc., 4166591 Canada Inc. and BELLUS Health (Innodia) Inc., other than any and all present and future Restructured Notes;
(ll)	“Indebtedness” means, with respect to any Person, without duplication:
(i)	all indebtedness of such Person for borrowed money, secured or unsecured;
(ii)	all reimbursement and other obligations of such Person with respect to letters of credit, banker’s acceptances and surety bonds, whether or not matured;
(iii)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;
(iv)	all obligations of such Person under purchase money mortgages, conditional sale agreements, title retention agreements or other similar instruments relating to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);
(v)	all capitalized lease obligations of such Person and the present value of future rental payments under all synthetic leases, if any;
(vi)	all obligations of such Person under commodity purchase or options agreements or other commodity price hedging arrangements, in each case whether contingent or matured;

(vii)	all obligations of such Person under any foreign exchange contract, currency swap agreement, currency hedging transactions (valued at the termination value thereof), interest rate cap, swap, collar or similar transactions, or other similar agreement or arrangement designed to alter the risks arising from fluctuations in currency values or interest rates, in each case whether contingent or matured;
(viii)	all obligations of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable; and
(ix)	all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness;
(mm)	“Indemnified Party” has the meaning set forth in Section 8.2(a) of this Agreement;
(nn)	“Indemnifying Party” has the meaning set forth in Section 8.2(a)(i) of this Agreement;
(oo)	“Initial Closing Date” means April 16, 2009, or such other date as shall be mutually agreed to by the Parties;

(pp)	“Initial Issue Price” means $5,000,000.00;

(qq)	“Initial Note” has the meaning set forth in Section 2.1(a) of this Agreement;
(rr)	“Interlender Agreement” means the agreement among the holders of the Bellus Notes and Picchio Pharma Inc. as same may be amended from time to time, a copy of which is attached hereto as Exhibit 1.1(rr);
(ss)	“Judgment Conversion Rate” has the meaning set forth in Section 9.12 of this Agreement;
(tt)	“JV Interests” has the meaning set forth in Section 4.2 of this Agreement;
(uu)	“Law” means any law, statute, code, ordinance, regulation, rule, Permit, rules of common law, including any judicial and administrative interpretations thereof, of any Governmental Authority which have been made public, including all judicial and administrative Orders which have been made public;

(vv)	“Lease Documents” has the meaning set forth in Section 4.19(b) of this Agreement;
(ww)	“Leased Properties” has the meaning set forth in Section 4.19(b) of this Agreement;
(xx)	“Legal Actions” has the meaning set forth in Section 4.15 of this Agreement;
(yy)	“Losses” has the meaning set forth in Section 8.1(a) of this Agreement;
(zz)	“Lux Pledge Agreement” means a pledge agreement in the form attached hereto as Exhibit 1.1(zz) in favour of the Purchaser or Fonde de Pouvoir or collateral agent acting on its behalf evidencing a first-ranking pledge of any securities and instruments held by BELLUS Health Luxco I S.à.r.l.& Cie S.C.S. in BELLUS Health Luxco II S.à.r.l.;
(aaa)	“Material Adverse Change” means any change to the Corporation’s and its Subsidiaries’ business, condition, results of operations, assets or liabilities, taken together as a whole, that reasonably has a Material Adverse Effect;
(bbb)	“Material Adverse Effect” means any event, occurrence, development or state of occurrence or state of circumstances or facts that has or had or would reasonably be expected to have an effect that, individually or in the aggregate is reasonably or would reasonably be expected to be material and adverse to the business, assets, financial condition, or the results of operation of the Corporation and its Subsidiaries, taken as whole except any such effect resulting from or arising in connection with: (i) any change in GAAP: (ii) any change in the global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in the general economic, business, regulatory, political or market conditions or in the national or global financial or capital markets, or (iii) any change in the industry in which the Corporation operates provided that for the purposes of (ii) and (iii) such effect does not primarily relate to (or have the effect primarily relating to) the Corporation and its Subsidiaries taken as a whole or disproportionately adversely affect the Corporation and its Subsidiaries taken as a whole compared to other entities operating in the industries in which the Corporation and its Subsidiaries operate. Notwithstanding the foregoing, no event or occurrence or other change or effect which has or may result in a suit, action, charge, claim, demand, cost, damage, penalty, fine, liability or other adverse consequence to the Corporation and its Subsidiaries taken as a whole or their prospects of less than $500,000.00 shall constitute a “Material Adverse Effect”;
(ccc)	“Material Contracts” has the meaning ascribed thereto in Section 4.11(a)(ix) of this Agreement;
(ddd)	“MD&A” has the meaning set forth in Section 4.16 of this Agreement;

(eee)	“National Bank Facility” means, collectively: (i) the US$6,000,000.00 and $650,000.00 ABCP facility of the Corporation; (ii) the $6,800,000.00 facility of BELLUS Health (Innodia) Inc.; (iii) the $250,000.00 credit card facility of the Corporation and (iv) the $1,100,000.00 letter of credit of the Corporation;
(fff)	“Normal Course Liens” means any of the following:
(i)	any builder’s, mechanic’s, materialman’s, worker’s, repairman’s or other similar statutory lien that has not at the time been filed pursuant to Applicable Laws and any such lien that, although filed, relates solely to an obligation not overdue or, if overdue, is being contested in good faith or is bonded or in respect of which the appropriate amount has been withheld in accordance with Applicable Laws;
(ii)	any lien for Taxes, assessment, water or sewer, or other rents or charges not at the time overdue or, if overdue, is being contested in good faith;
(iii)	any lien arising in connection with workers’ compensation, unemployment or employment insurance or other social benefits required by Applicable Laws not at the time overdue or, if overdue, is being contested in good faith;
(iv)	involuntary liens (including the lien of an attachment, judgment or execution) not at the time overdue or, if overdue and not in excess of $50,000, are being contested in good faith; and
(v)	liens of trade vendors for debts not at the time overdue or, if overdue and not in excess of $50,000, are being contested in good faith;
provided that in each case where the Corporation or any Subsidiary, as applicable, is in good faith contesting any obligations, Tax or assessments as contemplated herein, (A) it shall have established to the satisfaction of the Purchaser (acting reasonably) a reserve in accordance with GAAP unless there is a reasonable likelihood that the amount will be required to be paid in which case it shall establish sufficient reserve for or deposit with a court of competent jurisdiction or the assessing authority, sufficient funds or a surety bond for the total amount claimed to be secured by such liens, where the application of such reserve, funds or bond would result in their discharge and (B) such lien shall only be a Permitted Encumbrance for so long as such contestation effectively postpones or stays the enforcement of the rights of the Purchaser thereof;
(ggg)	“Note Shares” has the meaning set forth in Section 4.5(a) of this Agreement;
(hhh)	“Notes” has the meaning ascribed thereto in the recitals, and shall be comprised of the “Initial Notes” and the “Subsequent Notes”;

(iii)	“Option Letter” means the letter sent by the Corporation to each holder of an Existing Note dated March 16, 2009, as amended by letter dated March 24, 2009, the form of which option letter is attached hereto as Exhibit 1.1(iii);
(jjj)	“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Authority;
(kkk)	“Owned Entity” means any corporation, partnership or other similar entity that the Corporation owns an interest of more than twenty five percent (25%) but not more than fifty percent (50%) of the voting securities or voting interests therein;

(lll)	“Parties” means the parties hereto and “Party” means any one of them;

(mmm)	“PCMLA” has the meaning set forth in Section 5.9 of this Agreement;
(nnn)	“Permit” means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Authority;
(ooo)	“Permitted Encumbrances” means any of the following:
(i)	Encumbrances listed in Schedule 1.1(ooo);

(ii)	Encumbrances created by the Security Documents;

(iii)	Encumbrances granted pursuant to any Permitted Senior Indebtedness;

(iv)	Normal Course Liens;

(v)	Encumbrances granted pursuant to the VSV Notes;

(vi)	Encumbrances granted pursuant to the Third-Party Notes;

(vii)	Encumbrances on the Restructured Notes;
(viii)	operating leases of vehicles, equipment or other property which are entered into in the ordinary course of business;
(ix)	Purchase Money Liens;

(x)	liens granted or created by the Security Documents;
(xi)	liens granted or created in connection with the fulfillment of ordinary course operating obligations;

(xii)	liens granted in favour of the landlord under the Premises Lease, as amended by the Amendment to the Premises Lease, or under Applicable Law in connection with the performance of the Corporation’s obligations thereunder;
(xiii)	liens, deposits or pledges to secure statutory obligations or performance of bids, tenders, contracts (other than for the repayment of money) or leases; and
(xiv)	any right reserved to, or vested in, any applicable Governmental Authority by the terms of any Applicable Laws, any applicable authorization by a Governmental Authority, or any property interest, easement, right-of-way or servitude issued or granted by Applicable Laws or by any applicable authorization by a Governmental Authority, to terminate any such authorization, easement, right-of-way or servitude or to purchase, expropriate, appropriate or recapture or designate a purchaser of any property;
(ppp)	“Permitted Indebtedness” means any of the following:
(i)	the Permitted Senior Indebtedness;
(ii)	indebtedness under the Surviving Existing Notes or under the notes issued to the landlord pursuant to the Amendment to the Premises Lease;
(iii)	unsecured Indebtedness of: (i) the Corporation to any Subsidiary; and (ii) any Subsidiary to the Corporation or any other Subsidiary;
(iv)	unsecured Indebtedness incurred by the Corporation or any Subsidiary relating to ordinary course operating obligations of the Corporation or such Subsidiary (including Indebtedness incurred by the Corporation under its Premises Lease, as amended by the Amendment to the Premises Lease);
(v)	letters of credit and letters of guarantee issued by the Corporation in the normal course of business related to tender offers or other bids for contracts by any Subsidiary in an aggregate amount not to exceed $1,000,000 at any time;
(vi)	Indebtedness secured by, and not exceeding the principal amount of, the Restructured Notes; and
(vii)	Indebtedness under the VSV Notes and the Third-Party Notes;
(qqq)	“Permitted Issuance” means any of the following:

(i)	the issuance of options to acquire Common Shares pursuant to the Corporation’s employee share option plan, as modified or amended from time to time and the issuance of Common Shares upon the exercise of such options;
(ii)	the issuance to the landlord of Common Shares in accordance with the terms of the Amendment to the Premises Lease;
(iii)	any issuance of Note Shares;
(iv)	any issuance of Preferred Shares to the holders of Existing Notes who have exercised the First Option and any issuance of Common Shares upon the conversion of the Preferred Shares or as payment of dividends due in respect of such Preferred Shares;
(v)	any issuance of Common Shares to the holders of Surviving Existing Notes upon the conversion of the Surviving Existing Notes and in payment of interest due in respect of such Surviving Existing Notes; and
(vi)	any issuance of Common Shares upon exercise of any rights, options or warrants, pursuant to the terms governing such securities as of the date hereof;
(rrr)	“Permitted Senior Encumbrances” means any Encumbrance listed in Schedule 1.1(ooo) and any Encumbrance granted pursuant to any Permitted Senior Indebtedness and any Encumbrances on the Restructured Notes;
(sss)	“Permitted Senior Indebtedness” means the National Bank Facility or any Replacement Facility;
(ttt)	“Permitted Transferee” means any Affiliate of any Purchaser or other entity whose decision making is controlled by such Purchaser;
(uuu)	“Person” an individual, corporation, partnership, trust, syndicate, association, limited liability company, unlimited liability company, association, joint venture, Governmental Authority or other entity or organization, whether or not recognized as a legal entity;
(vvv)	“Plans” has the meaning set forth in Section 4.27(a) of this Agreement;
(www)	“Pre-Emptive Right” has the meaning set forth in Section 6.12(a) of this Agreement;
(xxx)	“Preferred Shares” means the preferred shares of the Corporation having the characteristics set forth in Exhibit 1.1(xxx);

(yyy)	“Premises Lease” means the lease of the Corporation’s facility located at 275 Armand-Frappier Blvd., Laval, Quebec, dated November 17, 2005, as amended;
(zzz)	“Principal Amount” means a principal amount of $5,000,000 in respect of the Initial Note and a principal amount of $5,000,000 in respect of the Subsequent Note for an aggregate principal amount of $10,000,000, as notionally increased by the amount of any accrued but unpaid interest to be satisfied by the Corporation in-kind;
(aaaa)	“Proceeding” means any action, suit, proceeding, claim, arbitration, mediation or investigation before any Governmental Authority or before any arbitrator or mediator or similar party, or any investigation or review by any Governmental Authority or similar party;
(bbbb)	“Proprietary Assets” means:
(i)	any patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, application, trade secret, know-how, customer list, franchise, system, computer software, computer program, source code, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; and

(ii)	any right to use or exploit any of the foregoing;
(cccc)	“Purchase Money Lien” means a lien, including retention of title, incurred in the ordinary course of business to secure the purchase price of an asset, or to secure debt used only to finance the purchase of an asset;
(dddd)	“Purchaser” has the meaning ascribed thereto in the recitals to this Agreement;
(eeee)	“Purchaser Indemnified Party” and “Purchaser Indemnified Parties” have the meanings set forth in Section 8.1 of this Agreement;
(ffff)	“Purchaser Nominees” has the meaning set forth in Section 6.4(b) of this Agreement;

(gggg)	“Registered” has the meaning set forth in Section 5.2 of this Agreement;

(hhhh)	“Registration” has the meaning set forth in Section 5.2 of this Agreement;

(iiii)	“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment;
(jjjj)	“Replacement Facility” means a credit facility:
(i)	approved by the Board;
(ii)	that replaces, supersedes or amends the National Bank Facility;
(iii)	is secured by a first-rank hypothec on the Corporation’s investments in the Restructured Notes and on all shares, notes, commercial paper, warrants, bonds, debentures, certificates, units, claims, sums of money, deposits and any other securities or instruments or investments, present and future, held in or related to securities account numbers 314150, 314151 and 314152 of the Corporation with the Natcan Trust Company or in any other accounts replacing such accounts;
(iv)	has an aggregate availability of not more than US$6,000,000.00; and
(v)	is also secured by a first- ranking hypothec over all of the assets of the Corporation provided that the principal amount secured by such charge does not exceed $1,875,000.00;
(kkkk)	“Restructured Notes” means the notes issued to (or to be issued to) the Corporation or BELLUS Health (Innodia) Inc. pursuant to the ABCP Plan in replacement of the commercial paper held by them and subject to the ABCP Plan;
(llll)	“Sale Notice” has the meaning set forth in Section 6.12(c) of this Agreement;
(mmmm)	“SEC” means the U.S. Securities and Exchange Commission;
(nnnn)	“Second Closing Date” means June 3, 2009 or such other date as shall be mutually agreed to by the Parties;
(oooo)	“Second Issue Price” means $5,000,000.00;
(pppp)	“Second Option” means the option described in the Option Letter under the heading “Debt Option” to have the Existing Notes amended as described therein;
(qqqq)	“Securities” has the meaning set forth in Section 4.5(a) of this Agreement;

(rrrr)	“Securities Act” has the meaning set forth in Section 4.6(b) of this Agreement;
(ssss)	“Security” means the security provided under the Security Documents;
(tttt)	“Security Documents” means the Additional Security Agreements, the Guarantees, the Hypothec, the Lux Pledge Agreement, the Swiss IP Security and the Additional Pledge Agreements;
(uuuu)	“Senior Indebtedness” means any senior secured indebtedness of the Corporation, on a consolidated basis, that ranks pari passu with the Notes, namely, the VSV Notes and any Third-Party Notes;
(vvvv)	“Subject Securities” has the meaning set forth in Section 6.12(a) of this Agreement;
(wwww)	“Subsequent Note” has the meaning set forth in Section 2.1(b) of this Agreement;
(xxxx)	“Subsidiary” or “subsidiary” means: (i) any corporation or company of which at least a majority of the outstanding securities having by the terms thereof ordinary voting power to elect a majority of the board of such corporation or company is at the time directly, indirectly or beneficially owned or controlled by the Corporation, or one or more of its subsidiaries, or the Corporation and one or more of its subsidiaries; (ii) any partnership of which, at the time, the Corporation, or one or more of its subsidiaries, or the Corporation and one or more of its subsidiaries directly, indirectly or beneficially own or control at least a majority of the voting interests (however designated) thereof, or otherwise control such partnership; and (iii) any other Person of which at least a majority of the voting interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by the Corporation, or one or more of its subsidiaries, or the Corporation and one or more of its subsidiaries;
(yyyy)	“Surviving Existing Notes” means those Existing Notes in the aggregate principal amount of U.S. $13,500,000.00 which have been amended in accordance with the Second Option set forth in the Option Letter;
(zzzz)	“Swiss Covenant” has the meaning set forth in Section 3.2(v);
(aaaaa)	“Swiss IP Security” means a hypothec or equivalent security in favour of the Purchaser or Fonde de Pouvoir or collateral agent acting on its behalf evidencing a first-ranking security interest or hypothec or equivalent security in the bank accounts and current and future registered patents of BELLUS Health (International) Limited, to be dated and delivered as soon as reasonably practicable but in any event no later than the Clean-Up Date, to the extent permitted under Applicable Law and to the extent that the costs associated with obtaining such pledges or equivalent security are not excessive, given the benefits to be obtained therefrom (as determined by the holders of the Bellus Notes, which determination shall be communicated to the Corporation by the Trustee);
(bbbbb)	“Tax Act” means the Income Tax Act (Canada);
(ccccc)	“Tax Returns” means all reports, form, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns required to be filed with a Governmental Authority with respect to any Tax;
(ddddd)	“Taxes” means all taxes of any kind or nature whatsoever, including without limitation, income taxes, sales taxes, capital taxes, levies, imposts, stamp taxes, duties, royalties, charges to tax, real property taxes and assessments, fees, deductions, contributions, premiums, withholding taxes, business transfer, multistage, goods and services or value added taxes and similar impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future by any Governmental Authority of or within Canada or any other jurisdiction whatsoever having power to tax together with penalties, fines, additions to tax and interest thereon;
(eeeee)	“Technology” has the meaning set forth in Section 4.10(e) of this Agreement;
(fffff)	“Third-Party Notes” means senior secured convertible notes of the Corporation which may be issued to any Person (other than the Purchaser and Victoria Square Ventures Inc) commencing on or before June 3, 2009, up to an aggregate principal amount of $10,000,000;
(ggggg)	“Transaction Documents” means this Agreement, the Notes, the Security Documents, the Board Representation Agreement, the Swiss Covenant and the Interlender Agreement;
(hhhhh)	“Transaction Expenses” has the meaning set forth in Section 9.5(a)(i) of this Agreement;
(iiiii)	“Trustee” means Picchio Pharma Inc. or any successor thereof appointed as Trustee pursuant to the Interlender Agreement;
(jjjjj)	“TSX” means the Toronto Stock Exchange;
(kkkkk)	“Voting Shares” means shares in the capital of the Corporation or a Subsidiary, as the case may be, which carry the right to vote in the election of the directors of the Corporation or a Subsidiary, as the case may be; and

(lllll)	“VSV Notes” means senior secured convertible notes of the Corporation to be issued to Victoria Square Ventures Inc. concurrently with the issuance of the Notes, up to an aggregate principal amount of $10,500,000.
1.2 Schedules
The following are the Schedules attached hereto and incorporated by reference herein and deemed to be part hereof:
Schedule 1.1(ooo)           List of Encumbrances ranking prior to the Security
Schedule 3.2(j)          -     Capitalization
1.3 Exhibits
The following are the Exhibits attached hereto:

Exhibit 1.1(g)	-	Copy of Amendment to Premises Lease
Exhibit 1.1(rr)		Copy of Interlender Agreement
Exhibit 1.1(zz)	-	Form of Lux Pledge Agreement
Exhibit 1.1(iii)	-	Form of Option Letter
Exhibit 1.1(xxx)		Form of Preferred Shares
Exhibit 2.1(a)	-	Form of Initial Note
Exhibit 2.1(b)	-	Form of Subsequent Note
Exhibit 3.2(k)	-	Forms of Hypothec
Exhibit 3.2(k)(ii)	-	Forms of Guarantee
Exhibit 3.2(q)	-	Forms of Board Representation Agreement
Exhibit 3.2(s)	-	Form of Resolution Regarding Preferred Shares
Exhibit 3.2(s)(i)	-	Form of Surviving Existing Notes
Exhibit 3.2(v)	-	Form of Swiss Subs Covenant
ARTICLE 2.
ISSUANCE AND SALE
2.1 Issuance and Sale of the Notes
(a)	In reliance upon the representations, warranties and covenants of the Parties set forth herein, and subject to satisfaction of the relevant conditions set forth in Section 3.2 hereof, on the Initial Closing Date, the Corporation shall issue, sell and deliver to the Purchaser, and the Purchaser shall purchase from the Corporation, a note having an aggregate Principal Amount of $5,000,000.00 for proceeds equal to the Initial Issue Price. The note issued on the Initial Closing Date (the “Initial Note”) shall be convertible into common shares in the capital of the Corporation (the “Common Shares”) in accordance with the terms thereof, shall mature five (5) years and one (1) day from the Initial Closing Date, and shall be in the form attached hereto as Exhibit 2.1(a).
(b)	In reliance upon the representations, warranties and covenants of the Parties set forth herein, and subject to satisfaction of the relevant conditions set forth in Section 3.3 hereof, on the Second Closing Date, the Corporation shall issue, sell and deliver to the Purchaser, and the Purchaser shall purchase from the Corporation, a note having an aggregate Principal Amount of $5,000,000.00 for proceeds equal to the Second Issue Price. The note issued on the Second Closing Date (the “Subsequent Note”) shall be convertible into Common Shares in accordance with the terms thereof, shall mature five (5) years and one (1) day from the Second Closing Date, and shall be in the form attached hereto as Exhibit 2.1(b).
2.2 Closings
(a)	Closing of the issuance of the Initial Note shall take place at 10:00 a.m. (Montreal time) (the “Closing Time”) at the offices of Davies Ward Phillips & Vineberg LLP, located at 1501 McGill College Avenue, 26th Floor, Montréal, Québec, on the Initial Closing Date or at such other times and places as shall be mutually agreed to by the Parties. On the Initial Closing Date, the Purchaser shall pay and deliver to the Corporation the Initial Issue Price by cheque issued from the trust account of the Purchaser’s counsel.
(b)	Closing of the issuance of the Subsequent Note shall take place at the Closing Time at the offices of Davies Ward Phillips & Vineberg LLP, located at 1501 McGill College Avenue, 26th Floor, Montreal, Quebec, on the Second Closing Date or at such other times and places as shall be mutually agreed to by the Parties. On the Second Closing Date, the Purchaser shall pay the Second Issue Price by wire transfer or other mutually acceptable means.
ARTICLE 3.
CONDITIONS TO CLOSING
3.1 Conditions to Each Party’s Obligations
The respective obligation of each Party hereto to consummate the transactions described in this Agreement and the other Transaction Documents is subject to the satisfaction (or waiver by the respective Party), at or before each Closing, of the following conditions:
(a)	no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition which has the effect of preventing the consummation of the transactions contemplated in this Agreement and the other Transaction Documents is in effect; and
(b)	all consents of Governmental Authority required in connection with the transactions described in this Agreement and the other Transaction Documents have been obtained or made, and are in full force and effect.
3.2 Conditions to Obligations of the Purchaser at Initial Closing Date
The obligation of the Purchaser to consummate the transactions described in this Agreement and in the other Transaction Documents is subject to the satisfaction (or waiver by the Purchaser), at or before the Initial Closing Date, of the following conditions:
(a)	Required Approvals. The Corporation shall have obtained all necessary approvals in connection with the issuance of the Notes and the securities of the Corporation contemplated therein as required by the TSX and Applicable Laws.
(b)	No Shareholder Approval. The Corporation shall not be required by the TSX or under Applicable Law to obtain the consent of the shareholders of the Corporation to (i) the issuance of the Notes, or (ii) the issuance of the Preferred Shares to the holders of the Existing Notes who have exercised the First Option, or (iii) the conversion of the Preferred Shares into Common Shares pursuant to the First Option, or (iv) the issuance of Common Shares pursuant to the Premises Lease, as amended by the Amendment to the Premises Lease, or (v) the issuance of Common Shares pursuant to the Surviving Existing Notes;
(c)	Representations and Warranties Correct. The representations and warranties of the Corporation and the Subsidiaries set forth in this Agreement and the other Transaction Documents shall be true and correct in all material respects as of the applicable Closing Date with the same effect as though made as of the date of this Agreement and the date of such other Transaction Documents, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.
(d)	Performance of Obligations. The Corporation and each Subsidiary shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement, the Hypothec and the other Transaction Documents at or prior to the Initial Closing Date.
(e)	Stock Exchange. The Corporation shall have not received a notice from the TSX that it intends to delist the Corporation.
(f)	Officer’s Certificate. The Corporation shall have delivered to the Purchaser a certificate, executed by a duly authorized officer of the Corporation, dated as of the Initial Closing Date, certifying the authenticity and continued effectiveness of attached copies of the Corporation’s articles of incorporation, bylaws and resolutions of the Board approving the transactions contemplated hereby and by the other Transaction Documents, and authorizing the execution and delivery of this Agreement and each of the other Transaction Documents by the Corporation.
(g)	Compliance Certificate. The Purchaser shall have received a certificate dated as of the Initial Closing Date and signed by a duly authorized officer of the Corporation on behalf of the Corporation and the Subsidiaries stating that the conditions specified in Sections 3.2(a) and 3.2(b), 3.2(c) and 3.2(d) have been satisfied.
(h)	Notes. The applicable Notes shall have been executed and delivered by the Corporation to the Purchaser.
(i)	Permitted Senior Indebtedness. The Corporation shall not be in default in any material respect under any document governing any Permitted Senior Indebtedness.
(j)	Capitalization. The total capitalization of the Corporation as at the Initial Closing Date shall be as set forth in Schedule 3.2(j) hereto.
(k)	Security Documents. The Hypothec, in the applicable forms attached hereto as Exhibit 3.2(k), shall have been executed and delivered by the Corporation and by 4166591 Canada Inc and by BELLUS Health (Innodia) Inc. to the Purchaser or Fonde de Pouvoir acting on its behalf and the Corporation shall have delivered to the Purchaser a guarantee in the applicable forms attached hereto as Exhibit 3.2(k)(ii) (collectively, the “Guarantee”), duly executed by each Guarantor and the Lux Pledge Agreement shall have been executed by BELLUS Health Luxco I S.à.r.l in the form attached hereto as Exhibit 1.1(zz)and delivered by the Corporation to the Purchaser or Fonde de Pouvoir acting on its behalf.
(l)	Delivery of Pledged Shares. The Corporation shall have delivered to the Purchaser or Fonde de Pouvoir acting on its behalf all certificates or documents evidencing any share, interest or securities ownership in any securities and instruments pledged pursuant to the Hypothec executed by 4166591 Canada Inc. and the Lux Pledge Agreement together with appropriate endorsements and stock transfer forms in blank.
(m)	Interlender Agreement. The Interlender Agreement shall have been executed by all of the parties thereto, other than the Purchaser.
(n)	Security Filings. The Corporation shall have executed and delivered to the Purchaser all filings necessary or appropriate for the perfection of the security interests or hypothecs granted pursuant to the Hypothec and the Lux Pledge Agreement, other than any such filings authorized pursuant to the terms of this Agreement, to take place following the Closing, as the result of which the Purchaser shall have first-ranking security over the assets covered thereby, subject only to Permitted Senior Encumbrances.
(o)	Opinions of Corporation’s Counsel. The Purchaser shall have received a legal opinion of Davies Ward Phillips & Vineberg LLP, counsel to the Corporation, in form and substance reasonably satisfactory to the Purchaser, in respect of the purchase and sale of the Notes and the Security Documents that are governed by Quebec law and intended to be executed at or prior to the Initial Closing Date (it being understood that such opinion shall be updated post-closing to reflect the registration of such Security Documents). In addition, the Purchaser shall have received a legal opinion from the Corporation’s Luxembourg counsel, in form and substance reasonably satisfactory to the Purchaser, in respect of the Lux Pledge Agreement, including that same creates a valid and binding first-ranking security interest or hypothec or equivalent security in the securities pledged pursuant thereto.
(p)	Amended Lease. The Corporation shall have delivered to the Purchaser a true copy of the Amendment to the Premises Lease executed by the landlord and the Corporation.
(q)	Board Representation Agreement. The Corporation shall have executed a board representation agreement establishing the right of the Purchaser to have two (2) nominees on the Board in the form attached hereto in Exhibit 3.2(q) (the “Board Representation Agreement”).
(r)	Consents and Waivers. The Corporation shall have received all required consents, approvals, authorizations, permits and waivers of third parties necessary for the Corporation to consummate the transactions contemplated in and by this Agreement and the other Transaction Documents, including, without limitation, with respect to the sale of the Notes to the Purchaser, the issue of the Preferred Shares to the holders of the Existing Notes who have exercised the First Option, as well as any approvals and consents from the TSX and any consent required from the National Bank of Canada and the landlord under the Premises Lease with respect to the Security (including a consent and waiver by such landlord).
(s)	Amendment to Existing Notes. The Corporation shall have delivered to the Purchaser, to the satisfaction of the Purchaser, acting reasonably, proof that (i) all of the holders of the Existing Notes (other than the Purchaser) have exercised either the First Option or the Second Option, (ii) the Board has adopted a resolution creating the Preferred Shares, in the form attached hereto as Exhibit 3.2(s), (iii) all holders of Existing Notes who have exercised the

First Option have provided to the Corporation a notice of exercise of the conversion of their Existing Notes into Preferred Shares and have been issued the Preferred Shares in accordance with the terms of such First Option, and (iv) all holders of Existing Notes who have exercised the Second Option have agreed to the Surviving Notes being in the form set forth in Exhibit 3.2(s)(i).
(t)	VSV Subscription. Victoria Square Ventures Inc shall have entered into an agreement with the Corporation substantially upon the same terms and conditions as this Agreement pursuant to which Victoria Square Ventures Inc shall have agreed to subscribe for the VSV Notes in the aggregate principal amount of $10,500,000.00 on substantially the same terms and conditions as those set forth herein as relates to the Notes.
(u)	Material Adverse Effect. No event shall have occurred or be reasonably likely to occur that would have a Material Adverse Effect.
(v)	Covenant of Swiss Subs. The Corporation shall have delivered an undertaking from each of the Corporation, BELLUS Health Holdings Limited and BELLUS Health (International) Limited in the form attached hereto as Exhibit 3.2(v) (collectively, the “Swiss Covenant”).
(w)	Other Documents and Undertakings. The Purchaser shall have received from the Corporation such other documents as it may reasonably request.
3.3 Conditions to the Obligations of the Purchaser on the Second Closing Date
Notwithstanding anything herein contained, unless waived by the Purchaser in its sole discretion, the obligations of the Purchaser to complete the transactions provided for at the Closing Time on the Second Closing Date shall be subject to:
(a)	The receipt by the Purchaser of a certificate of the Corporation attesting to the matters provided for in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d), 3.2(e), 3.2(h), 3.2(i), 3.2(n), 3.2(r), 3.2(t) and 3.2(v) being true and complete as at the Second Closing Date in respect of the Notes being acquired by the Purchaser on such Second Closing Date and the Security granted by the Corporation and its Subsidiaries in connection therewith;
(b)	The Corporation and the applicable Subsidiaries having performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement, the Hypothec and the other Transaction Documents at or prior to the Second Closing Date;
(c)	The Corporation having paid to the Purchaser an aggregate set-up fee of 1.5% of the aggregate principal amount of all Bellus Notes, which set-up fee shall be paid by the issuance to the Purchaser of Notes in the principal amount equal to such set-up fee;

(d)	Victoria Square Ventures Inc having paid in full for the VSV Notes to be issued to it on the Second Closing Date pursuant to the agreement referred to in Section 3.2(t); and
(e)	There being no Event of Default continuing on the Second Closing Date under the terms of the Notes that were issued on the Initial Closing Date.
3.4 Conditions to Obligations of the Corporation on the Initial Closing Date
The obligation of the Corporation to consummate the transactions described in this Agreement and the other Transaction Documents is subject to the satisfaction (or waiver by the Corporation), at or before the Initial Closing Date, of the following conditions:
(a)	Representations and Warranties Correct. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the Initial Closing Date with the same effect as though made as of the date of this Agreement, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date;
(b)	Performance of Obligations. The Purchaser shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing;
(c)	Closing Certificate. The Purchaser shall have delivered to the Corporation a certificate, executed by authorized representatives of the Purchaser, dated as of the Initial Closing Date, certifying to:
(i)	the Purchaser’s authority to consummate the transactions contemplated by this Agreement and the other Transaction Documents; and
(ii)	that the conditions specified in Sections 3.2(a) and 3.2(b) have been satisfied.
(d)	Payment. The Purchaser shall have provided payment for the Notes in accordance with Section 2.1(a);
(e)	Approvals. All necessary approvals of the TSX shall have been obtained.
3.5 Conditions to the Obligations of the Corporation on the Second Closing Date
Notwithstanding anything herein contained, the obligations of the Corporation to complete the transactions provided for at the Closing Time on the Second Closing Date will be subject to the receipt by the Corporation of (i) the Second Issue Price payable on the Second Closing Date in accordance with Section 2.1(b) hereof and (ii) a certificate of the Purchaser attesting to the matters provided in Sections 3.4(a) and 3.4(b) being true and complete as at the Second Closing Date in respect of the Note being acquired by the Purchaser on such Second Closing Date.
ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
The Corporation hereby represents and warrants to the Purchaser that, except as set forth in the Corporation’s Disclosure Schedule Delivered on or before the date hereof (the “Disclosure Schedule”) or disclosed in any Filing of the Corporation, the statements contained in the following paragraphs of this Article 4 are true and correct. In this regard, it is agreed that nothing that has been disclosed in any Filing of the Corporation need be disclosed on the Disclosure Schedule, provided that where any reference is made to any agreement or other document in any Filing and the information contained in such agreement or document is relevant for the purposes of disclosure pursuant to this Article 4, the agreement or document in question has also been Filed.
4.1 Organization and Qualification
The Corporation and each of its Subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted. The Corporation and each of its Subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered, authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Correct, current and complete copies of the articles of incorporation, continuance or amalgamation and by-laws (or the equivalent organizational documents), each as amended to date, of the Corporation and each of its Subsidiaries (collectively, the “Corporation Organizational Documents”) have been made available to the Purchaser.
4.2 Ownership of Subsidiaries
Section 4.2 of the Disclosure Schedule sets forth a complete and accurate list and/or chart of all Subsidiaries owned, directly or indirectly, by the Corporation, each of which is wholly-owned except as otherwise noted in such list or chart. All of the outstanding shares of capital stock and other ownership interests in the Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by the Corporation are, except pursuant to restrictions on transfer contained in the Corporation Organizational Documents or pursuant to existing financing arrangements involving the Corporation or its Subsidiaries (which transfer restrictions are set forth in Section 4.2 of the Disclosure Schedule), owned free and clear of all Encumbrances and subject to no proxy, voting trust or other agreement relating to the voting of such shares, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or real properties of any of the Subsidiaries. There are no outstanding contractual or other obligations of any of the Subsidiaries, except in the normal course of business or as detailed in Section 4.2 of the Disclosure Schedule, to:
(a)	repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any Subsidiaries of the Corporation;
(b)	make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any Person, other than a wholly-owned subsidiary of the Corporation; or
(c)	provide any guarantee with respect to any Person (other than a wholly-owned subsidiary of the Corporation).
Section 4.2 of the Disclosure Schedule contains a list of all joint ventures (other than a subsidiary of the Corporation disclosed in Section 4.2 in response to the first sentence of this Section 4.2) in which the Corporation or one of its Subsidiaries is a participant and of which the Corporation or one of its Subsidiaries owns, directly or indirectly, any capital stock or other equity interest or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interests where such capital stock, equity interest or other security has a book value to the Corporation in excess of $100,000.00 (such capital stock or equity interests, the “JV Interests”). All JV Interests are owned free and clear of all Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire or the obligation to dispose of any such JV Interests.
None of the assets of either BELLUS Health Holdings Limited or BELLUS Health (International) Limited are the object of any Encumbrance, and there is no agreement or undertaking of any kind or nature which would have the effect of creating any such Encumbrance.
There is no Encumbrance of any kind or nature whatsoever on any of the shares or other securities issued by BELLUS Health Holdings Limited or by BELLUS Health (International) Limited, and there is no agreement or undertaking of any kind or nature which would have the effect of creating any such Encumbrance.
4.3 Authority Relative to this Agreement
The Corporation and each of its Subsidiaries have the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which the Corporation and each such Subsidiary is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the consummation by the Corporation and its Subsidiaries of the transactions contemplated in this Agreement and the other Transaction Documents have been duly authorized by the Board and the board of directors or managers of each corporate Subsidiary, and no other corporate proceedings on the part of the Corporation or its shareholders or of its Subsidiaries are necessary to authorize the execution and delivery by it of this Agreement or the other Transaction Documents or any agreement ancillary thereto and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been, and the other Transaction Documents executed at Closing will be, duly executed and delivered by the Corporation and each of the Subsidiaries which are a party to such Transaction Documents and constitute legal, valid and binding obligations of the Corporation and each such Subsidiary enforceable against the Corporation each such Subsidiary in accordance with their terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
4.4 Reporting Status and Securities Laws Matters
The Corporation is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian securities Laws and is in compliance in all material respects with all applicable Canadian securities Laws. No delisting of, suspension of trading in or cease trading order with respect to any securities of the Corporation and, to the knowledge of the Corporation, no inquiry or investigation (formal or informal) of any securities regulatory authority, is in effect or ongoing or, to the knowledge of the Corporation, expected to be implemented or undertaken, other than a delisting review by the TSX of which the Purchaser has been made aware. No Subsidiary of the Corporation is subject to the continuous disclosure requirements under any Securities Laws. The Corporation has provided to the Purchaser copies of all written correspondence between the Corporation (including its legal advisors) and the TSX in connection with the transactions contemplated by this Agreement.
4.5 Authorization
(a)	Corporation Action. All corporate and legal action on the part of the Corporation, its officers, directors and shareholders necessary for the execution and delivery of this Agreement, the other Transaction Documents, the sale and issuance of the Notes or any Common Shares issuable upon conversion of any Note (“Note Shares”, and together with the Notes, the “Securities”), and the performance of the Corporation’s obligations hereunder and thereunder, has been taken.
(b)	Subsidiary Action. All corporate and legal action on the part of each Subsidiary, its officers, directors, shareholders and members necessary for the execution and delivery of each of the Transaction Documents to which such Subsidiary is a party, and the performance of all of its obligations thereunder, has been taken.
(c)	Valid Issuance. The Securities, when issued against payment in compliance with the provisions of this Agreement, will be validly issued and, in the case of any such issued Securities, will be fully paid and non-assessable and delivered to the Purchaser, or any other holder thereof, free and clear of any Encumbrances.
(d)	No Voting Rights. There are no agreements to which the Corporation or any Subsidiary is a party with respect to the voting or transfer of any securities of the Corporation or such Subsidiary other than the Transaction Documents or as set forth in the Corporation Organizational Documents, as amended, and, in respect of transfer of securities, its listing agreement with the TSX, its ordinary-course agreements with its transfer agent and the restrictions on transfer of options and warrants imposed by its existing option and warrant agreements.
(e)	Noncontravention. None of the execution, delivery and performance of and compliance with this Agreement and the other Transaction Documents, nor the issuance of any of the Securities or the issuance of the Preferred Shares will result in or constitute any breach, default or violation of:
(i)	any agreement, contract, lease, license, instrument or commitment (oral or written) to which the Corporation or a Subsidiary is a party or is bound; or
(ii)	any Law, rule, regulation, statute or order applicable to the Corporation or any Subsidiary or their respective properties, including, without limitation, any rule imposed by the TSX, or result in the creation of any Encumbrance upon any of the properties or assets of the Corporation or any Subsidiary (other than as contemplated by the Transaction Documents).
4.6 Consents
No consent, approval, order or authorization of, or designation, registration, declaration or filing with, any federal, provincial, territorial, state, local or provincial or other Governmental Authority or other Person on the part of the Corporation or any Subsidiary is required in connection with its valid execution, delivery and performance of this Agreement and the other Transaction Documents or the offer, sale or issuance of the Securities, other than:
(a)	any filing required pursuant to the rules of the TSX or the prospectus and registration exemptions relied upon by the Corporation under applicable provincial securities laws of Canada;
(b)	any filing that may be required under Regulation D under the United States Act of 1933, as amended (the “Securities Act”); and
(c)	if required, filings or qualifications under applicable state securities laws, which filings or qualifications, if required, will be timely filed or obtained by the Corporation.

4.7 Capitalization
The authorized share capital of the Corporation consists of an unlimited number of Common Shares and Preferred Shares. As at the close of business on the Initial Closing Date, there will be issued and outstanding 50,043,892 Common Shares and 102,431,160 Preferred Shares; since such date, the Corporation has not issued any shares, and there has not been any split, combination or reclassification or redemption or repurchase of Common Shares or Preferred Shares; and, as of the date hereof, there are outstanding no other shares of any class or series in the capital of the Corporation. As at the close of business on the Initial Closing Date, an aggregate of up to 4,593,102 Common Shares (and no Preferred Shares) will be issuable upon the exercise of the options granted pursuant to the Corporation’s stock option plan, an aggregate up to 220,000 Common Shares may be issuable to the Chief Executive Officer of the Corporation and 2,250,645 warrants, the exercise prices, expiration dates and other material terms of which are set forth in Section 4.7 of the Disclosure Schedule, and an aggregate of up to 102,431,160 Common Shares will be issuable upon the exercise of the conversion rights attaching to the Preferred Shares (without giving effect to the payment and dividends thereon); and, except as set forth above and except for the Permitted Issuances, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Corporation of any shares of the Corporation (including Common Shares and Preferred Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of the Corporation (including Common Shares and Preferred Shares). All outstanding Common Shares and Preferred Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all the Common Shares issuable upon the exercise of rights under the options granted pursuant to the Corporation’s stock option plan, the warrants and the exercise of conversion rights attaching to the Preferred Shares have been duly authorized and, upon issuance, the Common Shares resulting from such conversion will be validly issued as fully paid and non-assessable. All securities of the Corporation (including the Common Shares, the Permitted Issuances, the options granted pursuant to the Corporation’s stock option plan and the warrants) have been issued in compliance, in all material respects, with all applicable securities Laws. Other than the Common Shares, the options granted pursuant to the Corporation’s stock option plan, the warrants and the Permitted Issuances, there are no securities of the Corporation or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of the Corporation on any matter. Except for the Permitted Issuances, there are no outstanding contractual or other obligations of the Corporation or any Subsidiary to:
(a)	repurchase, redeem or otherwise acquire any of its securities;
(b)	make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person; or
(c)	provide any guarantee with respect to any person.

4.8 Liabilities
Neither BELLUS Health Holdings Limited nor BELLUS Health (International) Limited has any outstanding Indebtedness other than amounts owed to any Subsidiary or to any Affiliate and other than Indebtedness incurred in connection with the fulfillment of ordinary course operating obligations, none of which are outstanding beyond the date required for payment thereof.
4.9 Judgments
Neither the Corporation nor any of its Subsidiaries or Owned Entities is subject to the terms or provisions of any judgment, decree, order, writ or injunction of any Governmental Authority that could result in a Material Adverse Effect.
4.10 Intellectual Property
(a)	The Corporation and its Subsidiaries own all right, title and interest in and to, or are validly licensed (and are not in material breach of such licenses), under all Proprietary Assets and all other intellectual property and proprietary rights that are material to the conduct of the business, as presently conducted, of the Corporation and its Subsidiaries taken as a whole;
(b)	all such Proprietary Assets are sufficient, in all material respects, for conducting the business, as presently conducted, of the Corporation and its Subsidiaries taken as a whole;
(c)	to the knowledge of the Corporation, all such Proprietary Assets are valid and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally), and do not infringe in any material way upon any third parties’ intellectual property and proprietary rights, and no event will occur as a result of the transactions contemplated hereby that would render invalid or unenforceable any such Proprietary Assets;
(d)	to the knowledge of the Corporation, no third party is infringing upon such Proprietary Assets in a manner that currently would reasonably be expected to adversely affect such Proprietary Assets in any material respect;
(e)	all computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Corporation and its Subsidiaries taken as a whole (collectively, the “Technology”) are up-to-date and sufficient, in all material respects, for conducting the business, as presently conducted, of the Corporation and its Subsidiaries taken as a whole;

(f)	the Corporation and its Subsidiaries own or have validly licensed (and are not in material breach of such licenses) such Technology and have commercially reasonable virus protection and security measures in place in relation to such Technology; and
(g)	the Corporation and its Subsidiaries have reasonable back-up systems and audited procedures and disaster recovery strategies adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the Proprietary Assets necessary to allow them to continue to provide, in all material respects, the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology. The Corporation has provided the Purchaser with a list of trademarks, trade names, service marks and patents in which the Corporation or its Subsidiary hold any right, tile and interest as well as the Proprietary Assets that are licensed or owned by the Corporation or a Subsidiary to a third party.
4.11 Contracts
(a)	None of the Corporation, or its Subsidiaries is in material breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Contract listed below (the Contracts described in Sections 4.11(a)(i) through 4.11(a)(viii), together with all exhibits and schedules thereto being, the “Material Contracts”) and none of the Corporation or any of its Subsidiaries has received or given any notice of default under any such Material Contract which remains uncured and to the knowledge of the Corporation, there exists no state of facts which after notice or lapse of time or both would constitute a material default or breach of such Material Contract (it being agreed that for the purposes of this Section 4.11(a), the term “material” signifies that the breach or violation or default in question would reasonably be expected to cause or did cause a Material Adverse Effect):
(i)	any lease of real property by the Corporation or any of its Subsidiaries, as tenant, with third parties providing for annual rentals of $250,000 or more;
(ii)	any Contract under which the Corporation or any of its Subsidiaries is obliged to make payments on an annual basis in excess of $250,000 in the aggregate;
(iii)	any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture which is not a wholly-owned subsidiary of the Corporation (other than any such agreement or arrangement relating to the operation or business of a property in the ordinary course and which is not material with respect to such property) where the Corporation’s or any Subsidiary’s obligations with respect to any such partnership or joint venture exceed $250,000.00 individually;
(iv)	any Contract (other than with or among wholly-owned subsidiaries) under which Indebtedness for borrowed money in excess of $250,000.00 is outstanding or may be incurred or pursuant to which any property or asset of the Corporation or any of its subsidiaries is mortgaged, pledged or otherwise subject to an Encumbrance (other than a Permitted Encumbrances), or any Contract restricting the incurrence of Indebtedness by the Corporation or any wholly-owned subsidiary or the incurrence of Encumbrances (other than Permitted Encumbrances) on any Leased Properties (as defined below) or securities of wholly-owned subsidiaries or restricting the payment of dividends;
(v)	any Contract that purports to limit the right of the Corporation or any of its Subsidiaries or affiliates to, in any material respect:
A.	engage in any line of business; or

B.	compete with any person or operate in any location;
(vi)	any Contract providing for the sale or exchange of, or option to sell or exchange, any Leased Property with a fair market value in excess of $250,000.00, or for the purchase or exchange of, or option to purchase or exchange, any Leased Property with a fair market value in excess of $250,000.00 entered into in the past twelve (12) months or in respect of which the applicable transaction has not been consummated;
(vii)	any Contract entered into in the past twelve (12) months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by amalgamation, merger or otherwise), of assets (other than Contracts referenced in Section 4.11(a)(v)B) or capital stock or other equity interests of another person for aggregate consideration in excess of $250,000.00, in each case other than in the ordinary course of business and in a manner consistent with past practice;
(viii)	any standstill or similar Contract currently restricting the ability of the Corporation or any of its Subsidiaries to offer to purchase or purchase the assets or equity securities of another person; and
(ix)	any Contract (other than Contracts referenced in Sections 4.11(a)(i) through 4.11(a)(viii)) which has been filed by the Corporation or its affiliates with securities regulatory authorities as a material contract and forming part of the Corporation’s public disclosure record.

(b)	There are no Contracts that provide for an obligation of the Corporation or of any Subsidiary of $250,000 or more per year other than as Filed, described in any Filing or as listed in writing for the benefit of the Purchaser in the context of due diligence.
4.12 Prospectus and Registration Rights
Neither the Corporation nor any of its Subsidiaries has any current obligation to any Person any rights (including piggyback registration rights) to have any securities of the Corporation qualified pursuant to a prospectus in any province of Canada or registered with the SEC under the Securities Act or with any other Governmental Authority.
4.13 Changes
Since December 31, 2008, there has not occurred or could reasonably be expected to occur any of the following:
(a)	any Material Adverse Change;
(b)	any resignation or termination of any officer, key employee or groups of employees of the Corporation, any Subsidiary or any Owned Entity;
(c)	any material change, except in the ordinary course of business, in the contingent obligations of the Corporation, its Subsidiaries or any Owned Entity by way of Guarantee, endorsement, indemnity, warranty or other contractual arrangement;
(d)	any damage, destruction or loss, whether or not covered by insurance, that has had or would reasonably be expected to have a Material Adverse Effect;
(e)	any waiver by the Corporation, any Subsidiary or any Owned Entity of a material right or of a material debt owed to it;
(f)	any material increase in any compensation arrangement or agreement with any employee, officer or director other than routine annual increases in compensation or promotions or bonuses awarded in the ordinary course of business;
(g)	to the knowledge of the Corporation, any labour organization activity related to the Corporation or any Subsidiary;
(h)	any Indebtedness, obligation or liability incurred, assumed or guaranteed by the Corporation, any Subsidiary or any Owned Entity, except for immaterial amounts and for current liabilities incurred in the ordinary course of business;

(i)	any sale, assignment or transfer of any Proprietary Asset, other than the nonexclusive license by the Corporation, any Subsidiary or any Owned Entity of such Proprietary Assets to customers, suppliers or contract manufacturers in the ordinary course of business consistent with past practices;
(j)	any change in any Material Contract to which the Corporation, any Subsidiary or any Owned Entity is a party or by which it is bound, which change has had or could reasonably be expected to have a Material Adverse Effect;
(k)	any arrangement or commitment by the Corporation, any Subsidiary or any Owned Entity to do any of the acts described in this Section 4.13.
4.14 Compliance with Corporation Instruments and Laws
Neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any of its Owned Entities, is in violation of any provisions of its respective Corporation Organizational Documents or other similar organizational document, each as currently in effect. The Corporation, each of its Subsidiaries and, to the knowledge of the Corporation, each Owned Entity, has been and is in compliance in all respects with all Applicable Laws, except where failure to be in compliance would not have a Material Adverse Effect. The Corporation, each of its Subsidiaries and, to the knowledge of the Corporation, each Owned Entity, has been and is currently in compliance in all respects with all Applicable Laws relating to the importation or exportation of its products, except where failure to be in compliance would not have a Material Adverse Effect. All Permits and other authorizations by Governmental Authority held by the Corporation, its Subsidiaries and Owned Entities and which are necessary to their businesses are valid and sufficient in all respects for the businesses presently carried on by them, except where such failure to obtain such Permits and authorizations would not have a Material Adverse Effect.
4.15 Litigation
There are no claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations known to the Corporation (collectively, “Legal Actions”) pending or, to the knowledge of the Corporation, threatened, against:
(a)	the Corporation or any of its Subsidiaries or against any of their respective property or assets at law or in equity before or by any Governmental Authority; or
(b)	any director or officer of the Corporation or any of its Subsidiaries or any employee of the Corporation, which Legal Actions would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Neither the Corporation nor any of its Subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.16 Financial Statements
The Corporation’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2008, 2007 and 2006 (including the notes thereto and related management’s discussion and analysis (“MD&A”)) (collectively, the “Financial Statements”) and all consolidated financial statements of the Corporation and its Subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents filed with securities regulatory authorities since December 31, 2007 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Corporation’s independent auditors, or (B) in the case of unaudited interim consolidated financial statements, are subject to normal period-end adjustments and they may omit notes which are not required by Applicable Laws and GAAP in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Corporation and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments). There has been no material change in the Corporation’s accounting policies, except as described in the notes to the Financial Statements, since December 31, 2008.
4.17 Taxes
(a)	Except as set forth in Section 4.17 of the Disclosure Schedule, each of the Corporation and its Subsidiaries has:
(i)	as relates to income and sales Taxes, duly and timely filed, or caused to be filed, all material Tax Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Tax Returns are true and correct in all material respects;
(ii)	except as has been disclosed to the Purchaser’s representatives, paid on a timely basis all Tax and all assessments and reassessments of Tax due on or before the date hereof, other than Tax which is being or has been contested in good faith and for which, in the reasonable opinion of the Corporation, adequate reserves have been provided in the Financial Statements, and other than Tax the failure to pay which would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect;
(iii)	duly and timely withheld, or caused to be withheld, all Tax required by Law to be withheld by it (including Tax and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any Person, including any employees, officers or directors and any non resident Person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Tax required by Law to be remitted by it, except to the extent that such failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and
(iv)	duly and timely collected, or caused to be collected, any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Tax authority any such amounts required by Law to be remitted by it, except to the extent that such failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
(b)	the unpaid Tax of the Corporation and its Subsidiaries did not, as of the date of the Financial Statements, exceed the reserves and provisions for Tax accrued but not yet due as reflected in the Financial Statements, and Tax payable by the Corporation and its Subsidiaries as of the Initial Closing Date and the Second Closing Date will not exceed such reserves and provisions for Tax as adjusted through the applicable closing date in accordance with the past custom and practice of the Corporation and its Subsidiaries;
(c)	no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Tax exists or has been asserted which remain unresolved at the date hereof, and no action or proceeding for assessment or collection of Tax has been taken, asserted, or to the knowledge of the Corporation, threatened, against the Corporation or any of its subsidiaries or any of their respective assets, except, in each case, as disclosed or provided for in the Financial Statements or except such deficiencies, litigation, proposed adjustments, confirmations, actions or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
(d)	there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Tax of, or the filing of any Tax Return or any payment of any Tax by, the Corporation or any of its Subsidiaries;
(e)	the Corporation is a “taxable Canadian corporation” as defined in the Tax Act;
(f)	there are no Encumbrances, other than Permitted Encumbrances, for Tax upon any of the assets of the Corporation and its Subsidiaries;
(g)	the Corporation and its Subsidiaries are substantially in compliance with the Laws of Canada, Switzerland, Luxemburg and the State of Delaware, including any documentation and recordkeeping requirements thereunder, applicable to the allocation of income and deductions and transactions among related taxpayers; and

(h)	neither the Corporation nor any of its Subsidiaries is a party to any indemnification, allocation or sharing agreement with respect to Tax that could give rise to a payment or indemnification obligation (other than agreements among the Corporation and its Subsidiaries and other than customary Tax indemnification provisions contained in credit or loan agreements or agreements related thereto or other transactions entered into in the ordinary course) and neither the Corporation nor any of its Subsidiaries has any liability for Tax of any Person (other than the Corporation and its Subsidiaries) as a transferee or successor, by contract, or otherwise.
4.18 Employment Agreements and Collective Agreements
The Corporation and each of its Subsidiaries is not a party to or bound or governed by:
(a)	in respect of the employees of the Corporation, except for the Contracts with those individuals listed in Section 4.18 of the Disclosure Schedule and employment offer and letters delivered in the ordinary course of business:
(i)	any existing employment agreement with any member of the Corporation’s management or any other officer of the Corporation; or
(ii)	any change of control agreement with any officer or senior employee or any written or, to the knowledge of the Corporation, oral agreement, arrangement or understanding providing for an existing retention, severance or termination compensation or benefits to any officer or senior employee; or
(b)	except as otherwise provided in Section 4.18 of the Disclosure Schedule, any existing collective bargaining or union agreements.
There are no material labour disputes, strikes or lock-outs relating to or involving any employees of the Corporation or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no actual applications or, to the knowledge of the Corporation, threatened applications for certification, voluntary recognition, related employer, successor employer or union bargaining rights in respect of the Corporation or any of its Subsidiaries.
4.19 Property
(a)	Neither the Corporation nor any of its Subsidiaries own any immovable or real property or have any option or agreement capable of becoming an option to purchase any interest in any immovable or real property.
(b)	Each property currently leased or subleased by the Corporation or any of its Subsidiaries from a third party other than the Corporation or any of its subsidiaries (collectively, the “Leased Properties”) is listed in Section 4.19 of the Disclosure Schedule identifying the name of the lessee (i.e., the Corporation or its Subsidiary) and the documents under which such lease is created (collectively, the “Lease Documents”). The Corporation or its applicable Subsidiary holds good and valid leases in the Leased Properties, free and clear of all Encumbrances other than Permitted Encumbrances. Each of the Lease Documents is valid, binding and in full force and effect as against the Corporation or its Subsidiaries and, to the knowledge of the Corporation, as against the other party thereto. None of the Corporation or any of its Subsidiaries and, to the knowledge of the Corporation, any of the other parties to the Lease Documents, is in breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Lease Documents which breach, violation or default has not been cured and would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and none of the Corporation or any of its subsidiaries has received or given any notice of default under any such agreement which remains uncured which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries is in violation of any covenants, or not in compliance with any condition, restrictions or Permitted Encumbrances, affecting any Leased Properties which violations or non-compliances would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)	The Leased Properties and all buildings and improvements thereon are in good operating condition and repair, subject to normal wear and tear. To the Corporation’s knowledge, there are no latent defects of adverse physical conditions affecting any Leased Property or the buildings or improvements thereon, other than those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
4.20 Personal Property
The Corporation and its Subsidiaries have good and valid title to, or a valid and enforceable lease in, all movable or personal property owned or leased, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Corporation’s nor any of its Subsidiaries’ ownership of or lease in any such movable or personal property is subject to any Encumbrances, other than Permitted Encumbrances. Other than the Permitted Senior Encumbrances, at the Initial Closing Date, the Purchaser shall have a first-ranking security interest or hypothec or equivalent security on all of the assets of the Corporation and all of the assets of each of its Subsidiaries for which a security interest or hypothec or equivalent security has been granted by such Subsidiaries in favour of the Purchaser or Fonde de Pouvoir or collateral agent acting on its behalf.

4.21 Insurance
The Corporation and its Subsidiaries maintain policies or binders of insurance as are listed in Section 4.22 of the Disclosure Schedule. Section 4.22 of the Disclosure Schedule contains a description of all rights to indemnification now existing in favour of present or former officers and directors of the Corporation or any of its Subsidiaries that arise in connection with their serving as directors or officers of the Corporation or any such subsidiary, except for any rights of indemnification that are included in the Corporation’s or any of its Subsidiaries’ charters, by-laws or other comparable organizational documents. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favour of the Corporation or any of its Subsidiaries that the Corporation reasonably has determined to be commercially reasonable, taking into account the industries in which the Corporation and its Subsidiaries operate. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each insurance policy issued in favour of the Corporation or any of its Subsidiaries or pursuant to which the Corporation or any of its Subsidiaries is a named insured or otherwise a beneficiary under an insurance policy:
(a)	the policy is in full force and effect and all premiums due thereon have been paid;
(b)	none of the Corporation or any of its Subsidiaries is in breach or default, and none of the Corporation or any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy;
(c)	to the knowledge of the Corporation, no insurer on any such policy has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by the Corporation or any of its Subsidiaries with respect to any such policy;
(d)	none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement;
(e)	no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy;
(f)	there is no claim by the Corporation or any of its Subsidiaries pending under any such policy that has been denied or disputed by the insurer; and
(g)	all claims under such policies have been filed in a timely fashion.

4.22 Related Party Transactions
(a)	None of the Corporation’s or any of its Subsidiaries’ Affiliates, officers, directors, members or employees, or any Affiliate of any of the foregoing, or to the Corporation’s knowledge, any shareholder disclosed in public filings with Canadian securities regulators, any supplier, distributor or customer of the Corporation or its Subsidiaries, has any material interest in any property, real or personal, tangible or intangible, including Proprietary Assets used in or pertaining to the business of the Corporation or its Subsidiaries, except for the normal rights of a stockholder or member.
(b)	Other than intercompany settlements and arrangements in the ordinary course of business since 2003, there are no agreements, understandings or proposed transactions between either the Corporation or any of its Subsidiaries and any of their respective officers, directors, employees, shareholders or Affiliates.
(c)	No officer or director of the Corporation or any of its Subsidiaries has any material direct or indirect ownership interest in any firm or corporation with which the Corporation or any of its Subsidiaries has a material business relationship, or any firm or corporation that competes in any material respect with the Corporation or any of its Subsidiaries. To the Corporation’s knowledge, no member of the immediate family of any officer or director of the Corporation or any of its Subsidiaries is directly or indirectly interested in any Material Contract.
4.23 Filings
The Corporation has filed all reports, schedules, forms, statements, exhibits and other documents required to be filed by it with the securities commissions or other applicable provincial securities regulatory authorities, including the TSX. As of the date of such Filings, such Filings, as they may have been subsequently amended by filings made by the Corporation with applicable Canadian securities regulatory authorities or the TSX prior to the date hereof, complied in all material respects with the requirements of Canadian securities Laws applicable to the Filings. None of the Filings, as of the date filed and as they may have been subsequently amended by filings made by the Corporation with the applicable Canadian securities regulatory authority prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
4.24 No Violations
None of the execution and delivery of this Agreement or the other Transaction Documents by the Corporation, the consummation of the transactions contemplated herein and therein by the Corporation or compliance by the Corporation with any of the provisions hereof will:

(a)	violate, conflict with, or result in a material breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which with or without notice or lapse of time or both, would constitute a material default) under, or result in granting to a third party a right to reduce fees or other payments to the Corporation or any of its Subsidiaries under, or result in granting to a third party a right of first refusal, first opportunity, or other right or option to acquire properties or assets of the Corporation or any of its Subsidiaries under, or grant to a third party a right to force the Corporation or any of its Subsidiaries to purchase one or more assets under, or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon, any of the properties or assets of the Corporation or any of its Subsidiaries or cause any Indebtedness of the Corporation or any of its Subsidiaries to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Corporation or any of its Subsidiaries under, any of the terms, conditions or provisions of:
(i)	their respective charters or by-laws or other comparable organizational documents; or
(ii)	any note, bond, mortgage, indenture, loan agreement, deed of trust, Encumbrance, or other Contract to which the Corporation or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Corporation or any of its Subsidiaries is bound; or
(b)	subject to obtaining regulatory approvals and the shareholder approval, as required and except for complying with applicable corporate, securities, competition and antitrust Laws:
(i)	violate in any material manner any Law applicable to the Corporation or any of its Subsidiaries or any of their respective properties or assets; or
(ii)	cause the suspension or revocation of any material Permit currently in effect (except, in the case of Sections 4.24(a)(ii) and 4.24(b) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which, if not given or received, or any Permits which, if suspended or revoked, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect).
4.25 Listing
The Corporation’s Common Shares are listed for trading on the TSX.

4.26 Books, Records and Disclosure Controls
The Corporation and, to the knowledge of the Corporation, each of its officers and directors are in compliance with, and have complied in all material respects with, the applicable provisions of the TSX. The Corporation and its subsidiaries have devised and maintain a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with GAAP. The Corporation and each of its Subsidiaries’ corporate records and minute books have been maintained in material compliance with Applicable Laws and are complete and accurate in all material respects.
4.27 Pension and Employee Benefits
(a)	Section 4.27 of the Disclosure Schedule contains a list of all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Corporation or any of its Subsidiaries, employees or former employees of the Corporation, which are maintained by or binding upon the Corporation or any of its Subsidiaries or in respect of which the Corporation or any of its Subsidiaries has any actual or, to the knowledge of the Corporation, potential liability (including the stock option plan of the Corporation) (collectively, the “Plans”).
(b)	All of the Plans are and have been established, registered, qualified and, in all material respects, administered in accordance with all Applicable Laws, and in accordance with their terms and the terms of agreements between the Corporation and/or any of its Subsidiaries, as the case may be, and their respective employees and former employees who are members of, or beneficiaries under, the Plans.
(c)	All current obligations of the Corporation or any of its Subsidiaries regarding the Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by the Corporation or any of its Subsidiaries, as the case may be, under the terms of each Plan or by Applicable Laws in respect of the Plans have been made in a timely fashion in accordance with Applicable Laws in all material respects and in accordance with the terms of the applicable Plan. The obligations of the Corporation or any of its Subsidiaries to any of the Plans that are multi-employer plans are restricted to providing information and making contributions.
(d)	As of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by the Corporation or any of its Subsidiaries from any applicable Governmental Authorities in respect of any Plan that is a pension or retirement plan; and no such Plan provides any non-pension post-retirement or post-employment benefits. No Plan is a defined benefit pension plan (whether registered or not) and no Plan that is a defined contribution pension plan is an unfunded plan. The Corporation would not incur any material withdrawal liability from withdrawing from any such Plan.
(e)	To the knowledge of the Corporation, no Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Authority, or by any other party (other than routine claims for benefits) and, to the knowledge of the Corporation, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Plan required to be registered or qualified.
(f)	None of the execution and delivery of this Agreement by the Corporation or consummation of the transactions contemplated in this Agreement or compliance by the Corporation with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director of the Corporation or employee of the Corporation or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Plan or restriction held in connection with a Plan.
4.28 Environment
(a)	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Corporation and its Subsidiaries is in compliance with all, and has not violated any, Environmental Laws.
(b)	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:
(i)	neither the Corporation nor any of its Subsidiaries has Released, and, to the knowledge of the Corporation, no other Person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any of the immovable Properties or real properties (including the workplace environment) currently or, to the Corporation’s knowledge, previously owned, leased or operated by the Corporation or any of its subsidiaries; and
(ii)	to the knowledge of the Corporation, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect the Corporation or any of its subsidiaries under or related to any Environmental Law on, at, in, under or from any of the immovable Properties or real properties (including the workplace environment) currently or, to the Corporation’s knowledge, previously owned, leased or operated by the Corporation or any of its Subsidiaries.
(c)	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no pending claims or, to the knowledge of the Corporation, threatened claims, against the Corporation or any of its Subsidiaries arising out of any Environmental Laws.
(d)	No Encumbrance in favour of a Governmental Authority arising under Environmental Laws is pending or, to the knowledge of the Corporation, threatened, affecting the Corporation or any of its Subsidiaries or any real property owned, or leased by the Corporation or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
4.29 Stop Transfer
The Corporation will not issue any stop transfer order or other order impeding the sale and delivery of any of the Note Shares at such time as they are registered for public sale or an exemption from registration is available, except as required by Law.
4.30 Full Disclosure
Other than as they relate to forward looking statements, the statements by the Corporation contained in this Agreement, the exhibits hereto, the certificates and documents required to be delivered by the Corporation and its Subsidiaries to the Purchaser under this Agreement and in the information Delivered to the Purchaser and its representatives, taken together as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained herein and therein not materially misleading in light of the circumstances under which such statements were made.
4.31 No Brokers
Except as disclosed in Section 4.31 of the Disclosure Schedule, neither the Corporation nor any of its Subsidiaries, nor any of their shareholders or members, is obligated for the payment of fees or expenses of any broker or finder in connection with the origination, negotiation or execution of this Agreement or the other Transaction Documents, or in connection with any transaction contemplated hereby or thereby.
4.32 Insolvency Proceedings
It is not the Corporation’s current intention to initiate any proceedings under any insolvency or bankruptcy legislation or otherwise to seek protection from its creditors generally under any such legislation and the Corporation has not initiated or authorized the initiation of any such proceeding.
ARTICLE 5.
REPRESENTATIONS AND WARRANTIES BY PURCHASER
The Purchaser represents to the Corporation as follows:
5.1 Authority
The Purchaser is a corporation duly formed and validly existing under the laws of Canada. The Purchaser has the requisite legal right and power, as applicable, to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party. Assuming due execution and delivery by the other Parties, this Agreement is, and upon their execution, the other Transaction Documents to which the Purchaser is party will be, valid and binding obligations of the Purchaser, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally. The entering into of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby will not result in a violation of any of the terms or provisions of any Law applicable to the Purchaser, or any of its organizational documents, or any material agreement to which it is a party or by which it is bound.
5.2 Securities Not Registered
The Purchaser understands and acknowledges that none of the Securities will be registered under the Securities Act, qualified under any state securities laws or qualified by a prospectus under any Canadian provincial securities laws (collectively, “Registered”, and the act of having securities registered means “Registration”), and that such securities will be offered and sold in reliance upon applicable exemptions from Registration, and that the Corporation’s reliance upon such exemptions is predicated upon the Purchaser’s representations, warranties, agreements, acknowledgements and undertakings set forth in this Agreement. The Purchaser understands and acknowledges that resale of the Securities may be restricted indefinitely in the United States unless they are subsequently Registered in the United States, and in a province of Canada unless they are Registered in that province, unless an exemption from Registration under Applicable Laws applies.
5.3 Accredited Investor; Securities Law Compliance; Investment Intent
The Purchaser is an “accredited investor” within the meaning of National Instrument 45-106 Prospectus and Registration Exemptions, adopted by the Canadian Securities Administrators in each province of Canada, and the Purchaser is not a “US Person” within the meaning of the Securities Act, as presently in effect.

5.4 Restrictions
The Purchaser acknowledges and understands that the Securities have not been Registered and, therefore, will be subject to restrictions on transfer pursuant to Applicable Laws. The Purchaser is purchasing the Securities as principal for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. The Purchaser has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time.
5.5 Disclosure of Information to Regulatory Authorities
The Purchaser acknowledges that the Corporation may be required to disclose to securities commissions, stock exchanges or other regulatory authorities the name and address of the Purchaser, the number and type of Securities purchased and the purchase price for such Securities, and, if required by Applicable Laws or the regulations, rules, policies or orders of any securities commission, stock exchange or other regulatory authority, they will, in a timely manner, execute, deliver, file and otherwise assist the Corporation in obtaining such necessary consents and filing such reports, undertakings and other documents with respect to the distribution of the Securities as may be required or requested by the Corporation to enable the Corporation to comply with such obligations.
5.6 No Prospectus
The Purchaser has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature, or any other disclosure document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by statute or regulation) describing, or purporting to describe, the business and affairs of the Corporation that has been prepared for delivery to, and review by, prospective purchasers of securities of the Corporation in order to assist them in making an investment decision in respect of the securities offered for sale under the terms of this Agreement. The Purchaser has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and to obtain such additional information that the Corporation possesses or can acquire without unreasonable effort or expense that it considered necessary in connection with its decision to invest in the Notes. The Purchaser understands that the purchase of securities hereunder involves a high degree of risk and that the Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision in respect of the purchase of such securities.

5.7 Private Placement
The Purchaser understands that the Securities are being offered for sale only on a “private placement” basis and that the offer and sale of the Securities and delivery of certificates representing the Securities are conditional upon such offer and sale being exempt from the requirements as to the filing of a prospectus or registration statement or upon the issuance of such orders, consents or approvals as may be required to permit such offer and sale without the requirement of filing a prospectus or delivering an offering memorandum or other disclosure document and, as a consequence:
(a)	certain protections, rights and remedies provided by the Securities Act (Quebec), including statutory rights of rescission or damages, will not be available to the Purchaser; and
(b)	the Securities will be subject to resale restrictions and the certificates representing the Securities will bear a legend indicating that the resale of the Securities is restricted.
5.8 Compliance with Securities Laws on Resale
The Purchaser understands that there is no public trading market for the Notes. The Purchaser will not offer or sell any of the Securities in Canada unless a prospectus regarding the offering and sale has been filed with applicable securities regulatory authorities and necessary receipts therefor have been obtained, or the offering and sale are exempt from or otherwise not subject to such prospectus requirements, in any circumstances (but without limiting the generality of the foregoing) unless the offering and sale is undertaken in accordance with all Applicable Laws and regulatory requirements (including the requirements of any applicable stock exchange).
5.9 Proceeds of Crime
The funds representing payment of the Principal Amount advanced by the Purchaser hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”), and the Purchaser acknowledges that the Corporation may in the future be required by law to disclose the names of the Purchaser and other information relating to this Agreement and the subscription hereunder, on a confidential basis, pursuant to the PCMLA. To the best of the knowledge of the Purchaser:
(a)	none of the subscription funds to be provided to pay the Initial Issue Price or the Second Issue Price, as the case may be:
(i)	has been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States or any other jurisdiction; or
(ii)	are being tendered on behalf of a person or entity who has not been identified to the Purchaser; and

(b)	the Purchaser shall promptly notify the Corporation if any of them discovers that any of such representations ceases to be true, and will provide the Corporation with all appropriate information in connection therewith.
5.10 No Governmental Review
The Purchaser understands that no Governmental Authority has passed on or made any recommendation or endorsement of the Notes or any Common Shares issuable upon conversion of the Notes, or of the fairness or suitability of the investment in the Notes or any Common Shares issuable upon conversion thereof, nor has any such Governmental Authority passed upon or endorsed the merits thereof.
5.11 Financial Capability
The Purchaser will have, subject to the satisfaction of the conditions described herein, sufficient financial resources to deliver the required payment for the Notes as contemplated in Section 2.1 hereof.
5.12 No Impairment
Nothing contained in this Article 5 is intended to otherwise impair the representations, warranties or covenants of the Corporation or the Subsidiaries in this Agreement or the other Transaction Documents.
ARTICLE 6.
COVENANTS
The Corporation covenants and agrees that from and after the date hereof:
6.1 Access
To the extent permitted by Applicable Laws and not in contravention of the rights of third parties, the Corporation shall permit representatives of the Purchaser to have reasonable access to the properties of the Corporation and its Subsidiaries, to examine the corporate books and make copies or extracts therefrom or to discuss the affairs, finances and accounts of the Corporation and its Subsidiaries with the officers and employees of the Corporation upon request, all during normal business hours and subject to other reasonable restrictions by the Corporation.
6.2 Tax Law Compliance
The Corporation shall pay any transfer taxes or other similar charges that may be imposed with respect to the issue or delivery of the Securities by the Corporation to the Purchaser.

6.3 Use of Proceeds and Transaction Expenses
The Corporation hereby covenants and agrees that all of the proceeds received by it from the issuance and sale of the Notes shall be used for working capital and general corporate purposes. In addition the Corporation shall pay to the Purchaser or as the Purchaser may direct: (a) within forty five (45) of the Initial Closing Date, all Transaction Expenses incurred by the Purchaser to and including the Initial Closing Date and (ii) within forty five (45) of the Second Closing Date, all Transaction Expenses incurred by the Purchaser from the Initial Closing Date and to and including the Second Closing Date.
6.4 Shareholder Approval; Election of Purchaser’s Representatives to Board
(a)	The Corporation shall take all such actions as are necessary such that the approval of its shareholders for the transactions contemplated in this Agreement and the other Transaction Documents is not required under Applicable Law or the requirements of the TSX.
(b)	As soon as practicable but in any event no later than the next Annual General Meeting of the shareholders of the Corporation occurring immediately after the execution of this Agreement, the Corporation shall take all such commercially reasonable actions as are necessary to decrease the size of the Board to eight (8) members and shall include two (2) nominees of the Purchaser (the “Purchaser Nominees”) among the management nominees for election to the Board, the whole as contemplated in the Board Representation Agreement. Thereafter in accordance with the terms of the Board Representation Agreement, the Corporation shall take all such commercially reasonable actions necessary to have the Purchaser Nominees (or any replacements appointed by the Purchaser in its sole discretion, subject to any necessary legal, regulatory, corporate or shareholder approvals) continue to serve as members of the Board for so long as the Purchaser or any Permitted Transferees hold any Securities. Such actions shall be limited to causing management to nominate and support the Purchaser Nominees in a slate of directors proposed by the Corporation at any meeting of shareholders of the Corporation.
(c)	The Purchaser Nominees shall be compensated and reimbursed for reasonable out-of-pocket expenses on the same basis as the other directors of the Corporation and shall be indemnified to the fullest extent permitted by Law from and against all Losses incurred in connection with their duties as directors of the Corporation.
6.5 Stop-Orders
The Corporation will advise the Purchaser promptly after it receives notice of issuance by any Canadian provincial securities commission, the SEC or any state securities commission or any other regulatory authority of any cease trade order, stop order or of any order preventing or suspending any offering of or trading in any securities of the Corporation, or of the suspension of the qualification of the Common Shares for offering or sale in any jurisdiction, or the initiation of any proceeding for any such purpose.
6.6 Listing
The Corporation will use commercially reasonable efforts to maintain the listing of its Common Shares on the TSX and will comply in all material respects with the Corporation’s reporting, filing and other obligations under the by-laws and rules of such exchanges, as applicable.
6.7 Market Regulations
The Corporation shall notify the TSX of, and make all necessary filings of the Corporation with provincial securities regulators, in accordance with their requirements, in connection with, the transactions contemplated by this Agreement and the other Transaction Documents, and shall take all other necessary action and proceedings as may be required and permitted by Applicable Laws, for the legal and valid issuance of the Securities to the Purchaser, and promptly provide copies of all such notices and filings to the Purchaser.
6.8 Reporting Requirements
The Corporation will file with each provincial securities regulator in Canada all reports required to be filed by the Corporation pursuant to applicable securities Laws on a timely basis taking into account any and all extensions granted or permitted by the applicable securities regulator, and refrain from terminating its status as a reporting issuer in each such province.
6.9 Information
(a)	As and from the moment that the Corporation ceases to be a “reporting issuer” in Canada (under applicable Canadian securities Laws) and for so long as the Purchaser holds the Notes, the Corporation shall provide to the Purchaser:
(i)	not later than ninety (90) days following the Corporation’s fiscal year end, an audited balance sheet, statement of income and statement of cash flows for the fiscal year then ended;
(ii)	not later than forty-five (45) days following the end of each fiscal quarter, an unaudited balance sheet, statement of income and statement of cash flows for the fiscal quarter then ended; and
(iii)	any information necessary to assist any Purchaser with its tax filing obligations in a timely manner.
(b)	All material non-public information and data, in whatever form, obtained by the Purchaser in respect of the Corporation and the subject-matter of this Agreement (the “Confidential Information”) shall be held by the Purchaser in the strictest confidence and shall not be disclosed to any third party; provided that such Confidential Information may be disclosed if the disclosure:
(i)	is made with the consent of the Corporation;
(ii)	is made to an Affiliate (including any limited partner, general partner, member, manager, shareholder, director, officer or employee) of the Purchaser and such Affiliate agrees to be subject to such confidentiality provisions;
(iii)	is required by Law or by a Governmental Authority;
(iv)	is in respect of information or data that is in the public domain at the time of the disclosure through no fault of the Purchaser or any party to which it has disclosed the information;
(v)	is made to the Purchaser’s advisors or representatives, which agree to maintain the confidentiality of the Confidential Information; or
(vi)	is received from a third party not subject to confidentiality obligations with respect to such information.
6.10 Insurance
The Corporation shall obtain directors’ and officers’ insurance (“D&O Insurance”), in an amount not less than $20,000,000.00, if available on commercially reasonable terms, as determined by the Board. In any event, the Corporation shall maintain D&O Insurance in an amount not less than $10,000,000.
6.11 Properties
The Corporation will, and will cause each of its Subsidiaries, to keep and maintain all personal (movable) property (including intellectual property) material to the conduct of the Corporation’s business in good working order and condition. In the case of intellectual property, the Corporation shall, and shall cause each of its applicable Subsidiaries, to:
(a)	pay all applicable maintenance fees and renewal fees in connection with each material item of intellectual property, unless the Corporation determines, on a commercially reasonable basis, that such item of intellectual property is no longer material to the conduct of its business or such item is sold or disposed of;
(b)	take commercially reasonable steps to enforce intellectual property rights against any known infringers of any material item of intellectual property and advise the Purchaser of any such infringement;

(c)	continue to use all of its material intellectual property in a manner that will not result in the abandonment or lead to the expungement of any such material intellectual property, provided, however that the Corporation may abandon any intellectual property that the Corporation determines, in its commercially reasonable judgment, is no longer necessary or useful in any material respect to its business.
The Corporation will at all times comply in all material respects with each provision of all leases to which it is a party or under which it occupies property.
6.12 Pre-Emptive Right in respect of Securities
(a)	In the event that the Corporation or any Subsidiary wishes to issue or pursue an offering of treasury shares, Common Shares, preferred shares, securities convertible or exchangeable into Common Shares or preferred shares, or promissory notes or debentures (collectively, the “Subject Securities”) other than securities comprising a Permitted Issuance and other than any Subject Securities to be issued by any Subsidiary in favour of another Subsidiary or an Affiliate, or to be issued as settlement of any transaction between any Subsidiary and an Affiliate thereof, then the Purchaser shall have the right (the “Pre-Emptive Right”), subject to TSX approval and compliance with Applicable Laws, to subscribe for and purchase such Subject Securities, on the same terms and at the same price that the Corporation or the applicable Subsidiary is prepared to issue the Subject Securities to other prospective purchasers.
(b)	If the Subject Securities are being offered by the Corporation or the applicable Subsidiary on different terms to different purchasers, then each such transaction shall be treated as a separate offering for the purposes of this Section 6.12.
(c)	The Corporation shall give to the Purchaser a written notice (the “Sale Notice”) not less than eight (8) Business Days prior to offering or issuing the Subject Securities, which shall specify the number and the class of Subject Securities and the terms and conditions on which they are being or are proposed to be issued.
(d)	The Purchaser may elect to purchase all or a portion of the Subject Securities by giving a written notice of its election (the “Election Notice”) to the Corporation on or before the fifth (5th) Business Day after receiving the Sale Notice. The Election Notice shall state the number of securities that the Purchaser wishes to purchase. If the Purchaser does not deliver an Election Notice within such time-period herein, the Purchaser shall be deemed to have elected not to exercise the Pre-Emptive Right.

(e)	Any purchase of the Subject Securities by Purchaser pursuant to this Section 6.12 shall close no later than thirty (30) days following receipt by the Purchaser of the Sale Notice, subject to any requirements to obtain the approval of the shareholders of the Corporation or any other Applicable Laws, but shall in any case be completed on the basis negotiated by the Corporation or the applicable Subsidiary with other purchasers. If the Purchaser delivers an Election Notice, the Purchaser shall be obligated to complete the purchase of the Subject Securities on the same basis as other purchasers.
(f)	Where a holder of Bellus Notes, other than the Purchaser, has exercised an equivalent right that it may have with respect to the Subject Securities, notwithstanding anything to the contrary in this Section 6.12, the Purchaser shall only be entitled to purchase its proportionate share of the Subject Securities (such proportionate share to be determined on the basis of the value of the Notes held by the Purchaser as percentage of the total value of all of the Bellus Notes at the time of receipt by the Purchaser of the Sale Notice pursuant to this Section 6.12).
6.13 No Short Selling
Until this Agreement and the Transaction Documents are terminated, the Purchaser will not engage in any transaction which is designed to sell short the Common Shares or any other publicly traded securities of the Corporation. In addition, the Purchaser represents that as of the date of this Agreement it does not have any existing short position in the Corporation’s Common Shares, nor has the Purchaser executed any derivative instruments with any third party, which in either case is designed to dispose of the Common Shares.
ARTICLE 7.
LEGENDS
7.1 Legends
Each certificate representing any of the Securities shall bear legends substantially in the following form:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date that is 4-month and 1 day from the applicable closing date.]”
The Corporation may instruct its transfer agent not to register a transfer of the Securities unless the conditions specified in the foregoing legends are satisfied.

7.2 Removal of Legends
Any legend endorsed on a certificate pursuant to Section 7.1 and the stop transfer instructions with respect to such Securities as it applies to Section 7.1 shall be removed and the Corporation shall issue a certificate without such legend to the Purchaser thereof if:
(a)	a receipt is obtained for a prospectus in all applicable provinces qualifying the Securities; or
(b)	the hold period applicable to the Securities under applicable provincial securities laws has expired.
ARTICLE 8.
INDEMNIFICATION
8.1 Indemnity
(a)	The Corporation hereby agrees to indemnify and defend and hold harmless each of the Purchaser, its Affiliates, successors and assigns and each of their respective officers, directors, employees and agents (a “Purchaser Indemnified Party” or collectively the “Purchaser Indemnified Parties”) from and against, and agrees to pay or cause to be paid to the Purchaser Indemnified Parties all amounts equal to the sum of, any and all claims, demands, costs, expenses, losses and other liabilities of any kind, other than loss of profits of such Purchaser Indemnified Parties or consequential damages (“Losses”) that the Purchaser Indemnified Parties may incur or suffer (including without limitation all reasonable legal fees and expenses) which arise or result from any breach by the Corporation of any of its representations or warranties, or failure by the Corporation to perform any of its covenants or agreements, in this Agreement or in any other Transaction Document or in any certificate or document delivered pursuant hereto or any other Transaction Document, including but not limited to any third party claims arising or resulting from such breach or failure, except to the extent such Losses arise out of the intentional or gross fault, gross negligence or willful misconduct of the Purchaser, their respective Affiliates, successors and assigns and their respective officers, directors, employees and agents. The rights of the Purchaser hereunder shall be in addition to, and not in lieu of, any other rights and remedies which may be available to it by Law.
(b)	The Purchaser hereby agrees to indemnify and defend and hold harmless the Corporation, each of its Affiliates, successors and assigns and each of their respective officers, directors, employees and agents (a “Corporation Indemnified Party” or collectively the “Corporation Indemnified Parties”) from and against, and agrees to pay or cause to be paid to the Corporation Indemnified Parties all Losses that the Corporation Indemnified Parties may incur or suffer (including without limitation all reasonable legal fees and expenses) which arise or result from any breach by the Purchaser of any of its representations or warranties, or failure by the Purchaser to perform any of its covenants or agreements, in this Agreement or in any other Transaction Document or in any certificate or document delivered pursuant hereto or any other Transaction Document, including but not limited to any third party claims arising or resulting from such breach or failure, except to the extent such Losses arise out of the intentional or gross fault, gross negligence or willful misconduct of the Corporation or its respective Affiliates, successors and assigns and their respective officers, directors, employees and agents. Notwithstanding anything to the contrary in this Agreement, for purposes of this Section 8.1(b), in determining the existence of any inaccuracy in, or misrepresentation or breach of, any representation or warranty by the Purchaser, and the amount of any Losses, no effect shall be given to any qualification as to “materiality” or “Material Adverse Effect” in such representations and warranties. The rights of the Corporation hereunder shall be in addition to, and not in lieu of, any other rights and remedies which may be available to it by Law or under the Transaction Documents. In no event shall the liability of the Purchaser hereunder exceed, in the aggregate, the amount paid to the Corporation in respect of the Initial Note and the Subsequent Note. Furthermore, in no event shall the liability of the Corporation hereunder exceed, in the aggregate, the amount paid by the Purchaser to the Corporation in respect of the Initial Note and the Subsequent Note together with the interest accrued thereon as provided in the Notes to the date that the indemnification paid to the Purchaser Indemnified Parties pursuant to this Article 8 equals the aggregate principal amount of such Notes.
8.2 Procedures
(a)	If a third party shall notify a Purchaser Indemnified Party or a Corporation Indemnified Party (an “Indemnified Party”) with respect to any matter that may give rise to a claim for indemnification under the indemnities set forth above in Section 8.1, the procedure set forth below shall be followed.
(i)	Notice. The respective Indemnified Party shall give to the party providing indemnification (the “Indemnifying Party”) written notice of any claim, suit, judgment or matter for which indemnity may be sought under Section 8.1 promptly but in any event within thirty (30) days after the Indemnified Party receives notice thereof; provided, however, that failure by the Indemnified Party to give such notice shall not relieve the Indemnifying Party from any liability it shall otherwise have pursuant to this Agreement except to the extent that the Indemnifying Party is actually prejudiced by such failure. Such notice shall set forth in reasonable detail:
A.	the basis for such potential claim; and

B.	the dollar amount of such claim.
The Indemnifying Party shall have a period of thirty (30) days within which to respond thereto. If the Indemnifying Party does not respond within such 30-day period, the Indemnifying Party shall be deemed to have accepted responsibility for such indemnity.
(ii)	Defense of Claim. With respect to a claim by a third party against an Indemnified Party for which indemnification may be sought under this Agreement, the Indemnifying Party shall have the right, at its option, to be represented by counsel of its choice and to assume the defense or otherwise control the handling of any claim, suit, judgment or matter for which indemnity is sought, which is set forth in the notice sent by the Indemnified Party, by notifying the Indemnified Party in writing to such effect within thirty (30) days of receipt of such notice; provided, however, that the Indemnified Party shall have the right to employ counsel to represent it if, in the Indemnified Party’s reasonable judgment based upon the advice of counsel, it is advisable in light of the separate interests of the Indemnified Party, to be represented by separate counsel, and in that event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party but only in respect of one counsel (chosen by the Purchaser) plus appropriate local counsel, if applicable, for all Indemnified Parties. If the Indemnifying Party does not give timely notice in accordance with the preceding sentence, the Indemnifying Party shall be deemed to have given notice that it does not wish to control the handling of such claim, suit or judgment. In the event the Indemnifying Party elects (by notice in writing within such 30-day period) to assume the defense of or otherwise control the handling of any such claim, suit, judgment or matter for which indemnity is sought, the Indemnifying Party shall indemnify and hold harmless the Indemnified Party from and against any and all reasonable professional fees (including attorneys’ fees, accountants, consultants and engineering fees) and investigation expenses incurred by the Indemnified Party after it provides notice under Section 8.2(a)(i) and prior to such election, notwithstanding the fact that the Indemnifying Party may not have been so liable to the Indemnified Party had the Indemnifying Party not elected to assume the defense of or to otherwise control the handling of such claim, suit, judgment or other matter. In the event that the Indemnifying Party does not assume the defense or otherwise control the handling of such matter, the Indemnified Party may retain counsel, as an indemnification expense, to defend such claim, suit, judgment or matter.
(iii)	Final Authority. The Parties shall cooperate in the defense of any such claim or litigation and each shall make available all books and records which are relevant in connection with such claim or litigation. In connection with any claim, suit or other proceeding with respect to which the Indemnifying Party has assumed the defense or control, the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to any matter which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto, without the written consent of the Indemnified Party, which shall not be unreasonably withheld. In connection with any claim, suit or other proceeding with respect to which the Indemnifying Party has not assumed the defense or control, the Indemnified Party may not compromise or settle such claim without the consent of the Indemnifying Party, which shall not be unreasonably withheld.
(b)	Any claim for indemnification under this Agreement which does not result from the assertion of a claim by a third party shall be asserted by written notice given by the Indemnified Party to the Indemnifying Party. The Indemnifying Party shall have a period of thirty (30) days within which to respond thereto.
ARTICLE 9.
MISCELLANEOUS
9.1 Waivers and Amendments
Unless otherwise provided, any provision of this Agreement may be amended or modified upon the written consent of the Corporation and the holders of the Bellus Notes representing at least sixty-six point sixty-seven percent (66.67%) of the aggregate principal amount of such Bellus Notes then outstanding, provided that where any provision of this Agreement is not found in another note purchase agreement of a holder of Bellus Notes and the amendment or modification relates to that provision, only the consent of the holders of the Bellus Notes representing at least sixty-six point sixty-seven percent (66.67%) of the aggregate principal amount of the Bellus Notes which contain such provision in their note purchase agreements shall be required to effect such amendment or modification to such provision. For greater certainty, nothing in this Section 9.1, shall be construed so as to require the Purchaser to obtain the consent of any other holder of Bellus Notes with respect to any waiver or exercise of any right contemplated in, or in respect of, this Agreement. Any provision of this Agreement may only be waived by the party in whose favour such provision is intended to benefit, such waiver to be evidenced by a notice in writing by such party to the other party.
9.2 Governing Law
This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec, without regard to the conflict of laws provisions thereof.

9.3 Non-Exclusive Jurisdiction
Any action or proceeding brought by a Party arising out of or in connection with this Agreement or any other Transaction Document, may be brought in a court of competent jurisdiction located in the Province of Québec. The Parties agree not to contest such jurisdiction or seek to transfer any action relating to such dispute brought in the Province of Québec to any other jurisdiction.
9.4 Entire Agreement
This Agreement and the Transaction Documents constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. This Agreement supersedes and replaces the letter-agreement executed between the Parties dated March 30, 2009 and accepted on March 31, 2009.
9.5 Fees and Expenses
(a)	Closing Fee; Reimbursement of Expenses. The Corporation shall pay all reasonable out-of-pocket expenses and fees and disbursements of its attorneys, notaries and accountants, incurred by the Purchaser in connection with:
(i)	the negotiation and consummation of the Transaction Documents and the transactions contemplated hereunder and thereunder, including any due diligence or other review conducted prior to the negotiation of this Agreement as well as any filing fees related to the Security; and
(ii)	any amendment, modification or waiver, or consent with respect to, any of the Transaction Documents or any documentation or agreements in connection therewith (“Transaction Expenses”).
(b)	Expenses Incurred as Directors. The Corporation shall pay all out-of-pocket expenses and fees and disbursements incurred by the Purchaser in connection with the attendance by any representative of the Purchaser that is a member of the Corporation’s Board of any meeting of the Board or any committee thereof, or any meeting of the Corporation’s shareholders.
(c)	Other Expenses. The Corporation shall pay all reasonable out-of-pocket expenses and fees and disbursements, including attorneys’ fees, incurred by or on behalf of the Purchaser in connection with any attempt to enforce any right of Purchaser against the Corporation, any Subsidiary of the Corporation, or any person or other entity that may be obligated to the Purchaser by virtue of any of the Transaction Documents, to the extent a court of competent jurisdiction determines that the Purchaser are entitled to enforce such right.

9.6 Notices
All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given at the time of receipt if delivered by hand or by facsimile transmission or three days after being mailed, registered or certified mail, return receipt requested, with postage prepaid to the applicable parties hereto at the address stated below or if any party shall have designated a different address or facsimile number by notice to the other party given as provided above, then to the last address or facsimile number so designated.

If to the Corporation:

275 Armand-Frappier Blvd.
Laval, Quebec
H7V 4A7

Attention:	Chief Executive Officer and Chief Financial Officer

Facsimile:	(450) 680-4500

and with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 26th Floor
Montreal, Quebec
H3A 3N9

Attention:	Richard Cherney and Neil Kravitz

Facsimile:	(514) 841-6499

If to the Purchaser:

Vitus Investments III Private Limited
80, Raffles Place
Singapore, 048624

Attention:	Ban Su Mei

Facsimile:	+(65)9684-9708

with a copy to (which shall not constitute notice):

Heenan Blaikie LLP
1250 René-Lévesque Blvd. West
Suite 2500
Montreal, Quebec
H3B 4Y1

Attention:	Andrew M. Cohen

Facsimile:	(514) 921-1338
9.7 Validity
If any provision of this Agreement or any of the Transaction Documents shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions thereof shall not in any way be affected or impaired thereby.
9.8 Counterparts
This Agreement may be executed in any number of counterparts. This Agreement, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by PDF, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.
9.9 Publicity
Neither the Purchaser nor the Corporation shall issue any press release or make any public disclosure regarding the transactions contemplated hereby unless such press release or public disclosure is approved by those parties mentioned in such press release or public disclosure in advance; provided that such consent shall not be necessary if otherwise required by Law, a Governmental Authority or a securities exchange in the judgment of the disclosing Party, based on the advice of counsel, so long as prior to such disclosure, such Party consults with the other Party hereto on such press release or public disclosure. The Parties agree that the Disclosure Schedule and the Transaction Documents and all attachments thereto are confidential and shall not be filed with the Canadian securities regulators. The Corporation shall cause each of its Subsidiaries to comply with the provisions of this Section 9.9.

9.10 Succession and Assignment
Except as otherwise expressly provided in this Agreement and subject to the other Transaction Documents and Applicable Laws, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, permitted transferees, heirs, executors and administrators of the parties hereto. This Agreement may not be assigned by the Corporation without the prior written consent of the Purchaser; but the Purchaser shall have the right to assign its rights under this Agreement so long as the Purchaser provides prompt written notice to the Corporation of such assignment. No assignment contemplated by this Section 9.10 shall be or shall be deemed to be a discharge, rescission, extinguishment, novation or substitution of the Notes and the Notes shall continue to be the same obligation and not a new obligation.
9.11 Termination; Survival
This Agreement may be terminated (except as provided in the second succeeding sentence):
(a)	with the consent of each Party hereto to the termination of this Agreement; or
(b)	at any time prior to the Closing by the Purchaser in writing, if the Corporation has, or by the Corporation in writing, if the Purchaser has, in any material respect, breached:
(i)	any covenant or agreement contained herein; or
(ii)	any representation or warranty contained herein, and in either case if such breach has not been cured by the date thirty (30) days after the date on which written notice of such breach is given to the Party committing such breach;
(c)	at any time prior to the Closing, by the Purchaser or the Corporation, in writing, if the applications for prior approval referred to in Section 3.1(b) hereof have been denied, and the time period for appeals and requests for reconsideration has elapsed; or
(d)	by the Purchaser or the Corporation, in writing, if the Closing has not occurred within forty-five (45) days of the date of this Agreement; provided that neither Party may terminate this Agreement under this Section 9.11(d) if the failure of such Party to perform its obligations hereunder contributed materially to the delay in consummating the transaction contemplated to be consummated at the Closing.
In the event this Agreement is terminated for any reason, this Agreement shall have no further effect, except that:

(e)	Purchaser’ obligation to hold information in strict confidence pursuant to Section 6.9 shall continue to remain in effect for a period of one year thereafter;
(f)	the Corporation’s obligations to provide the Purchaser with a pre-emptive right on additional issuances pursuant to Section 6.12 shall continue until pursuant to the terms thereof;
(g)	the obligations of Article 8 shall continue for a period of one (1) year thereafter; and
(h)	the provisions set forth in Section 6.2, Section 6.6, Section 6.7, Section 6.8, Section 9.1, Section 9.2, Section 9.3, Section 9.5(b), Section 9.5(c), Section 9.11, Section 9.12 and Section 9.13 shall remain in full force and effect, each shall survive such termination indefinitely;
A termination pursuant to Sections 9.11(b) and 9.11(e) shall not relieve the breaching party from liability for an uncured willful breach of any covenant or agreement contained herein.
9.12 Currency
Unless otherwise provided, all dollar amounts referred to in this Agreement are to the lawful money of Canada. Additionally, if, in connection with any action or proceeding brought in connection with this Agreement or any resulting judgment or order, it becomes necessary to convert any amount due hereunder in one currency (the “first currency”) into another currency (the “second currency”), then the conversion shall be made at the Judgment Conversion Rate on the first business day prior to the day on which payment is received. If the conversion is not able to be made in the manner contemplated by the preceding paragraph in the jurisdiction in which the action or proceeding is brought, then the conversion shall be made at the Judgment Conversion Rate on the day on which the judgment is given. If the Judgment Conversion Rate on the date of payment is different from the Judgment Conversion Rate on such first business day or on the date of judgment, as the case may be, the party shall pay such additional amount (if any) in the second currency as may be necessary to ensure that the amount paid on such payment date is the aggregate amount in the second currency which, when converted at the Judgment Conversion Rate on the date of payment, is the amount due in the first currency, together with all costs, charges and expenses of conversion. Any additional amount owing pursuant to the provisions of this section shall be due as a separate debt and shall give rise to a separate cause of action and shall not be affected by or merged into any judgment obtained for any other amounts due under or in respect of this Agreement.
The term “Judgment Conversion Rate” used in this section means the noon rate of exchange for Canadian interbank transactions in Canadian dollars in the other currency published by the Bank of Canada for the date in question.

9.13 Further Assurances
Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may require, acting reasonably, from time to time, for the purpose of giving effect to this Agreement and shall take such steps as may be reasonably within its power to implement the full extent of this Agreement.
9.14 Cession of rank
Forthwith upon demand by the Corporation, the Purchaser shall (or, as applicable, shall cause the Fonde de Pouvoir acting on its behalf to) grant such cessions of rank as may be requested by the creditor of any Permitted Senior Indebtedness or its counsel to cause any Encumbrance granted pursuant to any Permitted Senior Indebtedness to rank ahead of the Encumbrances created by the Security Documents.
9.15 Language
The parties confirm that it is their wish that this Agreement as well as all other documents relating to this Agreement, including notices, be drawn up in English only. Les parties aux présentes confirment que c’est leur volonté que le présent contrat de même que tous les documents, y compris les avis, s’y rattachant, soient rédigés en anglais seulement.
IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date and year first written above.

BELLUS HEALTH INC.

Per:	(signed) Mariano Rodriguez

	Name:	Mariano Rodriguez
	Title	Vice-President
& Chief Financial Officer

Per:	(signed) David Skinner

	Name:	David Skinner
	Title	Vice-President, General Counsel
and Corporate Secretary

VITUS INVESTMENTS III PRIVATE LIMITED

Per:	(signed) Ban Su-Mei
Name: Ban Su-Mei
Title

Schedule 1.1(ooo)
List of Encumbrances ranking prior to the Security
BELLUS HEALTH INC. (and version and predecessor)

Registration
number
	Registration Date	Nature
	Expiration Date	Amount	Parties	Description of Property (Summary)	Comments
1.	97-0104247-0001 August 26, 1997 August 26, 2007 Renewed until August 24, 2012	Conventional hypothec without delivery $250,000.00	Creditor: Centre d’Initiative Technologique de Montréal- CITEC Debtor: Neurochem Inc.	The universality of all the present and future, corporeal and incorporeal movable property, furniture, stock-in-trade, inventory, trade fixtures and equipment of the grantor of whatsoever nature or kind, present and future, situated in, on, about or near the premises leased by the grantor and located at 7220 Frederick-Banting street, suite 100, in the city of St-Laurent, province of Quebec, including, without limitation, sums of money, shares, bonds, other securities, works of art, books and records and all indemnities payable pursuant to and rights resulting from all contracts of insurance relating to the aforesaid property.	Deed under private writing dated August 21, 1997

Assignment of a right 00-0002123-0004 on January 6, 2000:
Assignor:
Centre d’Initiative Technologique de
Montréal- CITEC

Assignee:
Société Immobilière Technologique de Montréal Inc.

Assignments of rank:
01-0275252-0018
05-0049223-0001
05-0240490-0004
05-0263589-0001
08-0291408-0001
(See SCHEDULE 2)

2.	01-0032400-0001 February 2, 2001 February 1, 2011 Renewed until August 24, 2012	Conventional hypothec without delivery $250,000.00	Creditor: Société Immobilière Technologique de Montréal Inc. Debtor: Neurochem Inc.	See SCHEDULE 1	Deed under private writing dated December 14, 2000. Assignments of rank: 01-0275252-0018 05-0049223-0001 05-0240490-0004 05-0263589-0001 08-0291408-0001 (See SCHEDULE 2)

Registration
number
	Registration Date	Nature
	Expiration Date	Amount	Parties	Description of Property (Summary)	Comments
3.	03-0366263-0007 July 16, 2003 August 1, 2009	Rights resulting from a lease	Lessor: Minolta Business Equipment (Canada), Ltd.; Equipment de commerce Minolta (Canada) Ltee Lessee: Neurochem Inc.	1-DI550 PLUS DIGITAL COPIER WITH EDH-3 FEEDER, LARGE CAPACITY CABINET, FINISHER, PTR CONTROLLER, NETWORK INTERFACE CD NC-2 WITH ALL ATTACHMENTS, ACCESSORIES AND PROCEEDS THEREOF INCLUDING INSURANCE PROCEEDS AND INDEMNITIES.	Deed under private writing dated July 8, 2003. Lease term is 66 months and monthly lease payment is $650.00 plus applicable taxes.

4.	04-0327583-0001 June 3, 2004 June 3, 2010	Rights resulting from a lease	Lessor: Praxair Canada Inc. Lessee: Neurochem Inc.	ALL PRESENT AND FUTURE BULK CRYOGENIC STORAGE TANKS USED FOR THE STORAGE, FILLING AND DELIVERY OF INDUSTRIAL AND MEDICAL GASES INCLUDING, WITHOUT LIMITATION: ARGON, CARBON DIOXIDE, NITROGEN, NITRIOUS OXIDE AND OXYGEN; CRYOGENIC FREEZER; AND ANY AND ALL RELATED EQUIPMENT, ACCESSORIES, PARTS, COMPONENTS AND ATTACHMENTS THEREOF.	No mention of the constituting deed. This is a global registration pursuant to Article 2961.1 of the Civil Code of Quebec.

5.	05-0239775-0001 April 28, 2005 April 24, 2015	Conventional hypothec without delivery $12,000,000 including an additional hypothec of $2,000,000	Creditor: National Bank of Canada Debtor: Neurochem Inc.	The universality of all shares, notes, commercial paper, warrants, bonds, debentures, certificates, units, claims, sums of money, deposits and any other securities or instruments or investments, present and future (hereinafter collectively called the “Investments”) held in or related to account number TR199617US of the “Constituant’s” with the treasury division of the National Bank of Canada or any other account replacing such account, as well as all Investments which may be susbstitued therefor and their renewals and additions and the principal thereof, the revenues therefrom and any rights attached thereto.	Deed under private writing dated April 25, 2005.

Change of name 08-0644229-0001 on November 7, 2008:
Former name:
Neurochem Inc.

New name:
Bellus Health Inc.;
Bellus Santé Inc.

Assignment of rank:
05-0263589-0001
(See SCHEDULE 2)

Registration
number
	Registration Date	Nature
	Expiration Date	Amount	Parties	Description of Property (Summary)	Comments
6.	05-0330454-0014 June 7, 2005 June 6, 2009	Rights resulting from a lease	Lessor: CBSC Capital Inc. Lessee: Neurochem Inc.	COPIER IR6020I WITH ALL ATTACHMENTS, ACCESSORIES AND PROCEEDS THEREOF INCLUDING INSURANCE PROCEEDS AND INDEMNITIES	Deed under private writing dated June 6, 2005. Lease term is 48 months with 16 payments of $1,551.00 plus applicable taxes.

7.	05-0665089-0001 November 23, 2005 November 16, 2015	Conventional hypothec without delivery $840,000.00 (including an additional hypothec of $140,000.00)	Creditor: National Bank of Canada Debtor: Neurochem Inc.	The universality of all shares, notes, commercial paper, warrants, bonds, debentures, certificates, units, claims, sums of money, deposits and any other securities or instruments or investments, present and future (hereinafter collectively called the “Investments”) held in or deposited to account number BEN378 of the “Constituant” with the treasury division of the National Bank of Canada or any other account replacing such account, as well as all Investments which may be susbstitued therefore and their renewals and additions and the principal thereof, the revenues therefrom and any rights and claims attached thereto.	Deed under private writing dated November 17, 2005. Change of name 08-0644229-0001 on November 7, 2008: Former name: Neurochem Inc. New name: Bellus Health Inc.; Bellus Santé Inc.

8.	08-0160527-0001 March 28, 2008 March 26, 2018	Conventional hypothec without delivery $180,000.00 (including an additional hypothec of $30,000.00)	Creditor: National Bank of Canada Debtor: Neurochem Inc.	The sums which now are or may in the future be to the “Constituant"'s account number 5590 2995 5292 with the National Bank of Canada or any other account in substitution thereof, up to the amount of $150,000, in Canadian Dollars, as well as the principal revenues and rights attached thereto.	Deed under private writing dated March 27, 2008.

Change of name 08-0644229-0001 on November 7, 2008:
Former name:
Neurochem Inc.

New name:
Bellus Health Inc.;
Bellus Santé Inc.

Assignment of rank:
08-0291408-0001
(See SCHEDULE 2)

Registration
number
	Registration Date	Nature
	Expiration Date	Amount	Parties	Description of Property (Summary)	Comments
9.	08-0702966-0001 December 9, 2008 December 7, 2014	Rights of ownership of the lessor	Lessor: GE Canada Equipment Financing G.P. Lessee: Bellus Santé Inc.	All present and future acquired telephone and communication systems, including without limitation, all related equipment components, attachments, accessories, replacements and proceeds, supplied by Bell Canada and/or any affiliates.	Deed under private writing dated December 8, 2008.

BELLUS HEALTH (INNODIA) INC. (and version and predecessor)

Registration
number
	Registration Date	Nature
	Expiration Date	Amount	Parties	Description of Property (Summary)	Comments
1.	04-0414569-0001 July 14, 2004 July 13, 2014	Conventional hypothec without delivery	Creditor: Investissement Québec Debtor:	See SCHEDULE 3	Deed under private writing dated July 9, 2004. Assignment of rank 07-0544930-0001 on September 21, 2007:
		$20,500,000 with interest at the rate of 25% including an additional hypothec of $3,500,000	Innodia Inc.		Assignor: Investissement Québec Assignee: National Bank of Canada Re: Hypothecs: 04-0414569-0001 07-0532511-0001
Assignment of a right 08-0416667-0002 on July 17, 2008: Assignor: Investissement Quebec Assignee: Bellus Health Inc.; Bellus Santé Inc.

Registration
number
Registration Date	Nature
Expiration Date	Amount	Parties	Description of Property (Summary)	Comments
2.	07-0532511-0001 September 17, 2007 September 12, 2017	Conventional hypothec without delivery $8,400,000 including an additional hypothec of $1,400,000	Creditor: National Bank of Canada Debtor: Innodia Inc.	The following shares, securities, certificates and negotiable instruments, as well as shares, securities, certificates and negotiable instruments which may be substituted therefor (hereinafter collectively called the “Securities”) and the principal thereof, the revenues therefrom and any rights attached thereto. Description Aurora A TR CP, reference number BQV559, CDN$500,000, CUSIP number 05207AHY6, maturity date August 31, 2007 New Shore Canadian Trust B, reference number BOZ954, CDN$1,000,000, cusip number 65250PHY3, maturity date August 31, 2007 PC Rocket Trust A, reference number BRC910, CDN$1,000,000, cusip number 772909J65, maturity date September 6, 2007 Apsley Trust A CP CAD, reference number BRC914, CDN$1,500,000, cusip number 03834MJ65, maturity date September 6, 2007 Aria A Trust CP, reference number BRC918, CDN$1,500,000, cusip number 039926J68, maturity date September 6, 2007 Symphony Trust, reference number BPH228, CDN$1,500,000, cusip number 871961JV1, maturity date September 28, 2007.	Deed under private writing dated September 13, 2007.

Change of name 08-0644226-0001 on November 7, 2008:
Former name:
Innodia Inc.

New name:
Bellus Health (Innodia) Inc.;
Bellus Santé (Innodia) Inc.

Assignment of rank 07-0544930-0001 on September 21, 2007:
Assignor:
Investissement Québec

Assignee:
National Bank of Canada

Re: Hypothecs:
04-0414569-0001
07-0532511-0001

OVOS NATURAL HEALTH INC. (and version)

Registration
number
	Registration Date	Nature
	Expiration Date	Amount	Parties	Description of Property (Summary)	Comments
1.	08-0557695-0001 September 25, 2008 September 17, 2018	Conventional hypothec without delivery $92,000.00 with interest at the prime rate plus 0.000%	Creditor: Banque Royale du Canada Debtor: Ovos Santé Naturelle Inc.; Ovos Natural Health Inc.	See SCHEDULE 4	Deed under private writing dated September 17, 2008.

SCHEDULE 1
The universality of all Moveable Property of Neurochem Inc. (the “Grantor”), present or future, corporal or incorporal, situated in, on, about or near the premises leased by the Grantor from the holder, Société Immobilière Technologique de Montréal Inc., and which premises are located on the first floor of a building situated at 7210 Frederick-Banting Street, in the City of St. Laurent, Province of Quebec, and designated as a certain emplacement situated in the City of Saint-Laurent, Province of Quebec, held in co-ownership pursuant to a declaration of co-ownership executed before C. Gratton, Notary, on August 8, 1997 and registered at the Registry Office for the Registration Division of Montreal under number 4955809, as amended by a by a deed executed before P. Venne, Notary, on October 31, 1997 and registered at the Registry Office for the Registration Division of Montreal under number 4973200, which emplacement consists of the private or exclusive portion known as Lot One Million One Hundred and Sixty-Five Thousand Six Hundred and Twenty-One (1,165,621) of the Cadastre of Quebec, Registration Division of Montreal, together with its undivided interest in the common portion known as lot One Million One Hundred and Sixty-Five Thousand Six Hundred and Nine (1,165,609) of said Cadastre, together with the building being erected thereon which shall bear a civic address at 7220 Frederick-Banting, City of Saint-Laurent, province of Quebec.
For the purposes hereof, “Movable Property” shall mean all moveable property, furniture, stock-in-trade, inventory, trade fixtures and equipment of whatsoever nature or kind, present or future, situated in, on, about or near the Leased Premises, including, without limitation, records and all indemnities payable pursuant to and rights resulting from all contracts of insurance relating to the aforesaid property, but excluding any rights in and to any intellectual property owned by or licensed to the Grantor or in which the Grantor has any rights, including, without limitation, patents, trade-marks, inventions, copyrights and rights under license agreements, distribution agreements and manufacturing agreements.

SCHEDULE 2
Assignment of rank 01-0275252-0018 on August 1, 2001:
Assignor:
Société Immobilière Technologique de Montréal Inc.
Assignee:
Banque Royale du Canada
Re: Hypothecs:
01-0032400-0001
97-0104247-0001
01-0083768-0018 (this registration has been radiated)
Assignment of rank 05-0049223-0001 on February 1, 2005:
Assignor:
Dundee Properties Q-Tech Holdings Inc. (formerly Société Immobilière Technologique de Montréal Inc.)
Assignee:
Banque Royale du Canada
Re: Hypothecs:
04-0301192-0007 (this registration has been radiated)
04-0301192-0008 (this registration has been radiated)
01-0032400-0001
97-0104247-0001
Assignment of rank 05-0240490-0004 on April 24, 2005:
Assignor:
Gestion Immobilière Dundee
Assignee:
Banque Royale du Canada
Re: Hypothecs:
05-0158415-0002 (this registration has been radiated)
01-0032400-0001
97-0104247-0001
Assignment of rank 05-0263589-0001 on May 9, 2005:
Assignor:
Société Dundee de Portefeuille Q-Tech Inc.
Assignee:
National Bank of Canada

Re: Hypothecs:
05-0239775-0001
97-0104247-0001
01-0032400-0001
Assignment of rank 08-0291408-0001 on May 22, 2008:
Assignor:
Société Dundee de Portefeille Q-Tech Inc.
Assignee:
National Bank of Canada
Re: Hypothecs:
08-0160527-0001
97-0104247-0001
01-0032400-0001

SCHEDULE 3
1. L’universalité des biens meubles, corporels et incorporels, présents et futurs, du Constituant peu importe où ils sont situés. Sans limiter la portée de ce qui précède, les Biens grevés incluent tous les droits, titres et intérêts que le Constituant peut avoir actuellement ou qu’il pourrait avoir ou acquérir après la date de l’acte constitutif ci-après décrit ou dont il peut être titulaire ou peut devenir titulaire après la date de l’acte constitutif ci-après décrit à l’égard de tous les biens des catégories suivantes :
1.1 l’Argent;
1.2 les Comptes;
1.3 l’Équipement;
1.4 les Livres;
1.5 les Licences, incluant, sans limiter la généralité de ce qui précède, les Licences ci-après décrites à l’Annexe A, telle qu’elle peut être modifiée de temps à autre;
1.6 la Propriété intellectuelle, incluant, sans limiter la généralité de ce qui précède, la Propriété intellectuelle spécifiquement ci-après décrite à l’Annexe A, telle qu’elle peut être modifiée de temps à autre;
1.7 les Stocks;
1.8 les Valeurs mobilières; et
1.9 tous les Biens substitutifs et ajouts et tout Produit y afférent, présents et futurs.
ANNEXE A
Droits de Propriété intellectuelle et Licences
1. Brevets enregistrés ou demandes d’enregistrement de brevets en instance :

		Numéro
		d'enregistrement
Produit breveté ou sous		ou Numéro
demande	Juridiction	de demande
Utilisation d’acides aminés pour la fabrication de médicaments destinés aux traitements des insulino résistances	France	2,797,767

Utilisation d’acides aminés pour la fabrication de médicaments destinés aux traitements des insulino résistances	Demande internationale	PCT/FR00/02361 WO 01/15689

Utilisation d’acides aminés pour la fabrication de médicaments destinés aux traitements des insulino résistances	Canada	2,382,835

Utilisation d’acides aminés pour la fabrication de médicaments destinés aux traitements des insulino résistances	Europe	EP1206257

Amino-acids for making medicines for treating insulino-resistance	Australie	7015700

Use of amino-acids for making medicines for treating insulino-resistance	Chine	1376062T

Use of amino-acids for making medicines for treating insulino-resistance	Japon	2003508435T

Nouveau procédé de criblage d’inhibiteurs de la liaison entre la protéine oxyde nitrique synthase neuronale et la protéine inhibitrice	France	2,823,854

Numéro
d’enregistrement
Produit breveté ou sous		ou Numéro
demande	Juridiction	de demande
de l’oxyde nitrique synthase neuronale

Nouveau procédé de criblage d’inhibiteurs de la liaison entre la protéine oxyde nitrique synthase neuronale et la protéine inhibitrice de l’oxyde nitride synthase neuronale	Demande internationale	PCT/FR02/01327 WO 02/083936

Novel methods for screening inhibitors of a linkage between neuronal nitric oxide synthese associated protein and the protein inhibiting neuronal nitric oxide synthese	Europe	EP1379876

Novel methods for screening inhibitors of a linkage between neuronal nitric oxide synthese associated protein and the protein inhibiting neuronal nitric oxide synthese	Canada	2,445,029
2. Licences sortantes :
1) Licence entre Innodia Inc. et Innodia S.A. en date du 28 mai 2002 pour le territoire de la Communauté Économique Européenne (CEE).
2) Convention de Trésorerie entre Innodia Inc. et Innodia S.A.S. en date du 1er octobre 2002.
3) Licence de brevet entre Tournay Biotechnologies, la Société Civile Particulière Jouvenet et Innodia S.A. en date du 9 mars 2000.
3. Licences entrantes :
1) Licence entre 4126335 Canada Inc. et Innodia Inc. en date du 7 mai 2003.

2) Licence entre Université de Toronto, Innovations Foundation et Innodia Inc. en date du 11 décembre 2003.
3) Licence de brevet entre la Société Civile Particulière Jouvenet et la Société Innodia S.A. en date du 28 décembre 2001.
4) Convention entre Innodia S.A., Innodia Inc., Jean-Marie Ducroux et la Société Civile Particulière Jouvenet en date du 28 mai 2002.
5) Convention amendée et réitérée de la convention du 28 mai 2002 entre Innodia S.A., Innodia Inc., Jean-Marie Ducroux, la Société Civile Particulière Jouvenet et SCP Pharinov en date du 19 décembre 2002.
6) Contrat de cession de brevet No L01042 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique et Innodia S.A. en date du 16 juillet 2001.
7) Avenant au contrat de cession de brevet No L101042 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique et Innodia S.A. en date du 30 décembre 2001.
8) Avenant No 2 au contrat de cession de brevet No L01042.02 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique, Innodia S.A. et Innodia Inc. en date du 4 juin 2002.
9) Avenant No 3 au contrat de cession de brevet No L01042.02 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique et Innodia Inc. en date du 31 décembre 2002.
10) Avenant No 4 au contrat de cession de brevet No L01042.02 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique et Innodia Inc. en date du 9 avril 2003.
11) Convention de licence entre BAR llan Research and Development Company Ltd, Montpellier 1 et Innodia Inc. en date du 19 décembre 2002.
12) Convention de licence entre Neurochem Inc. et 4126335 Canada Inc. en date du 7 mai 2003.
2. Définitions
Aux fins de la présente inscription, à moins d’incompatibilité avec le contexte, les définitions suivantes s’imposent et toute variation grammaticale de ces dernières a une signification corrélative :

“ Argent ” désigne l’universalité des pièces de monnaie, des billets de banque du Constituant ou de tout autre moyen d’échange adopté pour servir de monnaie au Canada ou dans tout pays étranger;
“ Biens grevés ” signifie tous les biens, les droits et les éléments d’actif que le Constituant hypothèque en vertu du paragraphe 1 de la présente inscription, incluant notamment la Propriété intellectuelle, les Licences et, selon le contexte, tout renvoi aux Biens grevés est réputé un renvoi à la totalité ou à toute partie des Biens grevés;
“ Biens substitutifs et ajouts ” désigne l’universalité de tous les biens remplaçant les biens décrits au paragraphe 1 de la présente inscription, ou qui y sont substitués, de même que tous les ajouts et accessoires de ces biens;
“ Comptes ” désigne l’universalité des actions et des recours, des droits d’action et de recours, des comptes, des créances, des réclamations, des droits à une indemnisation, des droits contractuels, des crédits d’impôt, des remboursements et des demandes de remboursement d’impôt, des droits de paiement (y compris, sans limitation, ceux qui découlent de crédit-baux, de baux simples, c’est-à-dire sans égard à la valeur de reprise, ou de contrats de vente conditionnelle), de comptes clients, d’actes, de billets, de traites, de titres, d’actes mobiliers et de toute autre forme d’obligation due au Constituant, qu’elle soit gagnée ou non aux termes d’une exécution, certaine ou non, liquide ou exigible, litigieuse ou non, qu’elle ait fait l’objet ou non d’une facturation, qu’elle soit ou non constatée par un titre et que ce titre soit négociable ou non, ou par effet de commerce ou par une traite, ainsi que toute assurance-crédit, toutes les lettres de crédit, tous les cautionnements ou autres garanties s’y rapportant ainsi que tous les dérivés en provenant;
“ Entreprise ” désigne une entreprise développant des thérapies novatrices dans le traitement du diabète, en plus d’acquérir et développer de la propriété intellectuelle et des droits de fabrication visant essentiellement le traitement du diabète;
“ Équipement ” désigne l’universalité de l’équipement, du mobilier, des accessoires, des agencements, des matrices, des accessoires fixes d’exploitation, de l’outillage, des pièces, du matériel de manutention, de l’équipement de laboratoire, de l’équipement de bureau, de l’équipement de secrétariat, de l’équipement informatique et de bureautique, des ordinateurs du Constituant (y compris, sans limitation, les processeurs centraux, les terminaux, les unités de disques, les unités d’enregistrement sur bandes magnétiques, les unités de mémoire électronique, les appareils spécialisés pour le domaine de la biotechnologie, les imprimantes, les claviers, les écrans, les périphériques et les autres dispositifs d’entrée/sortie, les modems et les autres contrôleurs de transmission, la totalité des éléments de Propriété intellectuelle dont le Constituant se sert à l’occasion pour l’exploitation de cet équipement et de ce matériel, y compris, sans limitation, la totalité du logiciel, des droits du Constituant aux termes de toute licence relative à l’usage que le Constituant fait à l’occasion de cet équipement, matériel ou logiciel informatiques, de même que tous les contrats de location aux termes desquels le Constituant loue tout équipement, appareil, matériel ou logiciel informatiques), ainsi que tous les articles s’y rapportant, y compris tous les accessoires, les fournitures, les annexes, les éléments de rechange, les éléments substitutifs, les ajouts et les améliorations s’y rapportant, peu importe où ils se trouvent;
“ Licences ” désigne toutes les licences octroyant des droits de propriété intellectuelle au bénéfice du Constituant, présentes ou à venir, et les licences portant sur les droits de Propriété intellectuelle du Constituant accordées à des tiers;
“ Livres ” désigne l’universalité des livres, des dossiers, des conventions et des arrangements concernant les Comptes, l’Équipement ou les Stocks ou encore chacun de ces éléments, y compris, sans limitation, tous les dossiers, registres, logiciels, incluant, sans limitation, les programmes, les fichiers sur disque ou sur bande magnétique, les sorties imprimées, les passages machine et les autres données générées par ordinateur qui indiquent, qui résument ou qui font état des Comptes, de la Propriété intellectuelle, de l’Équipement ou des Stocks ou encore d’une partie ou de la totalité de ces éléments;
“ Produit ” désigne l’universalité de tout ce qui est reçu, directement ou indirectement, au moment de la vente, de la location, de l’échange ou de toute autre disposition des Biens grevés ou d’une participation dans les Biens grevés, les droits et les éléments d’actif grevés aux termes des présentes ou au moment de toute autre opération s’y rapportant, y compris, sans limitation, l’assurance payable en raison d’une perte ou d’un endommagement des Biens grevés;
“ Propriété intellectuelle ” désigne l’universalité des droits de propriété intellectuelle du Constituant, au Canada ou à l’étranger, incluant, notamment, mais sans limiter la généralité de ce qui précède, toutes les inventions, les découvertes, les recettes, les méthodes, les formules, les algorithmes, les brevets et les demandes de brevets en instance ou à venir s’y rapportant, le “ savoir-faire “, les techniques, les secrets de commerce, l’information confidentielle relative à l’Entreprise, les marques de commerce servant à identifier les produits ou les services vendus par le Constituant, enregistrées ou non, les demandes d’enregistrement de marques de commerce en instance ou à venir, les publications, les articles, les études scientifiques et économiques, les plans d’affaires, la documentation publicitaire, les formulaires, les logiciels, les plaques, les masques, les matrices, les oeuvres enregistrées ou non dont la protection est régie par la Loi sur le droit d’auteur (Canada), les enregistrements de dessins industriels, les demandes d’enregistrement de dessins industriels en instance ou à venir, les noms de domaines enregistrés, les demandes d’enregistrement de noms de domaines en instance ou à venir, les obtentions végétales et les demandes d’obtention végétale, en instance ou à venir;
“ Stocks ” désigne l’universalité des articles, marchandises et autres biens meubles du Constituant, peu importe où ils sont situés, pendant qu’ils sont en possession du Constituant, d’un dépositaire ou de toute autre personne, qui sont fournis aux termes de tout contrat de service ou qui sont destinés à la vente ou à la location, y compris, sans limitation, les matières premières, les travaux en cours, les composantes, les produits finis et les matériaux et fournitures de tout genre, nature ou description que ce soit, qui sont utilisés ou consommés dans le cadre des affaires du Constituant ou qui peuvent l’être, ou encore qui sont utilisés dans le cadre de la fabrication, du conditionnement, de l’expédition, de la publicité, de la vente ou de la finition de ces articles, marchandises et autres biens ou qui peuvent l’être, ainsi que tous les titres ou documents les constatant;
“ Valeurs mobilières ” désigne l’universalité des actions, des parts sociales, des obligations, des débentures, des titres de participation ou d’emprunt, des bons de souscription ou de tous autres droits de participation dans le capital d’une personne morale, y compris tous droits, titres convertibles, promesses ou options permettant ou susceptibles de permettre d’acquérir ou de se faire émettre de telles valeurs mobilières, détenus par le Constituant, incluant, sans limiter la généralité de ce qui précède, toutes les actions que le Constituant détient dans 4126335 Canada Inc. et dans Innodia S.A.S.

SCHEDULE 4
L’HYPOTHEQUE GREVE LES BIENS PARTICULIERS DECRITS CI-DESSOUS: LES CREANCES/COMPTE CLIENTS/CONTRATS/DEPOTS BANCAIRES SUIVANTS, AINSI QUE LEURS RENOUVELLEMENTS, SUBSTITUTIONS ET ADDITIONS, DE MEME QUE LES AUTRES BIENS REÇUS OU ÉMIS LORS DE TOUTE TRANSFORMATION LES TOUCHANT: CERTIFICAT DE PLACEMENT GARANTI ÉMIS PAR LA BANQUE ROYALE DU CANADA SOUS LE NUMÉRO 00760103975 POUR UN MONTANT EN CAPITAL DE 80,000.00$, VENANT À ÉCHÉANCE LE 31 AOUT 2009, AINSI QUE TOUT RENOUVELLEMENT, SUBSTITUTION OU REMPLACEMENT DU CERTIFICAT SUSDIT, TOUT AJOUT DONT LEDIT CERTIFICAT FAIT L’OBJET ET TOUT AUTRE CERTIFICAT DE PLACEMENT GARANTI OU AUTRE BIEN REÇU OU ÉMIS LORS DE TOUTE TRANSFORMATION DU CERTIFICAT DE PLACEMENT GARANTI NUMÉRO 00760103975 SUSDIT.
L’HYPOTHEQUE GREVE AUSSI LES BIENS PRESENTS ET A VENIR SUIVANTS, RELATIFS AUX BIENS HYPOTHEQUES DECRITS PLUS HAUT:

-LES PRODUITS ET CREANCES RESULTANT DE LEUR DISPOSITION OU LOCATION;

-LES FRUITS ET REVENUS QU’ILS PRODUISENT, INCLUANT LES INDEMNITES D’ASSURANCE OU D’EXPROPRIATION EN DECOULANT;

-LES DROITS, TITRES ET DOCUMENTS, DE QUELQUE FORME OU NATURE, SE RAPPORTANT A CEUX-CI; ET

-LES BIENS DE REMPLACEMENT, RENOUVELLEMENT, SUBSTITUTION, ADDITION OU TRANSFORMATION DE CES BIENS, Y COMPRIS LES SOMMES D’ARGENT EN TENANT LIEU.

Schedule 3.2(j)
Capitalization
As at the close of business on the Initial Closing Date, there will be issued and outstanding 50,043,892 Common Shares and 102,431,160 Preferred Shares.
As at the close of business on the Initial Closing Date, an aggregate of up to 4,593,102 Common Shares (and no Preferred Shares) will be issuable upon the exercise of the options granted pursuant to the Corporation’s stock option plan, an aggregate up to 220,000 Common Shares may be issuable to the Chief Executive Officer of the Corporation and 2,250,645 warrants, the exercise prices, expiration dates and other material terms of which are set forth in Section 4.7 of the Disclosure Schedule, and an aggregate of up to 102,431,160 Common Shares will be issuable upon the exercise of the conversion rights attaching to the Preferred Shares (without giving effect to the payment and dividends thereon).

EXHIBIT 1.1(g)
COPY OF AMENDMENT TO PREMISES LEASE
Filed separately as a material contract.

EXHIBIT 1.1(rr)
COPY OF INTERLENDER AGREEMENT

Execution Copy
INTERLENDER AGREEMENT dated as of April 16, 2009

AMONG:	VICTORIA SQUARE VENTURES INC.,

(“VSV”)

-and-

VITUS INVESTMENTS III PRIVATE LIMITED

(“Vitus”)

-and-

PICCHIO PHARMA INC

(“Picchio”)
     Whereas a letter agreement (the “VSV Letter Agreement”) dated March 30, 2009 and accepted on March 31, 2009 has been entered into between VSV and Bellus Health Inc (“Bellus”);
     Whereas, further to the VSV Letter Agreement, a note purchase agreement (as amended, supplemented or restated from time to time, the “VSV Note Purchase Agreement”) dated as of April 16, 2009 has been entered into between VSV and Bellus;
     Whereas, further to the VSV Note Purchase Agreement, a secured convertible note (as amended, supplemented or restated from time to time, the “VSV Note”) dated as of April 16, 2009 has been issued by Bellus in favour of VSV;
(the VSV Letter Agreement, the VSV Note Purchase Agreement and the VSV Note are hereinafter collectively referred to as the “VSV Agreements”)
     Whereas a letter agreement (the “Vitus Letter Agreement”) dated as of March 30, 2009 and accepted on March 31, 2009 has been entered into between Vitus and Bellus;
     Whereas, further to the Vitus Letter Agreement, a note purchase agreement (as amended, supplemented or restated from time to time, the “Vitus Note Purchase Agreement”) dated as of April 16, 2009 has been entered into between Vitus and Bellus;

     Whereas, further to the Vitus Note Purchase Agreement, a secured convertible note (as amended, supplemented or restated from time to time, the “Vitus Note”) dated as of April 16, 2009 has been issued by Bellus in favour of Vitus;
(the Vitus Letter Agreement, the Vitus Note Purchase Agreement and the Vitus Note are hereinafter collectively referred at as the “Vitus Agreements”)
     Whereas Bellus may be issuing, in the future and with the authorization of VSV and Vitus as provided for in the VSV Agreements and the Vitus Agreements (collectively, the “Current Noteholders Agreements”), additional secured convertible notes (the “Additional Notes” and, together with VSV Note and Vitus Note, the “Bellus Notes”) in favour of third-party subscribers (excluding VSV and Vitus, the “Third-party Subscribers”);
     Whereas Bellus and certain of its Subsidiaries (as that term is defined in the Current Noteholders Agreements) have granted and may in the future grant security over certain of their respective property and assets in order to secure their obligations towards VSV, Vitus and the Third-party Subscribers (collectively, the “Noteholders”) in favour of Picchio, acting as fondé de pouvoir and collateral agent of the Noteholders, as the case may be (as same may be replaced from time to time, the “Collateral Agent”);
     Whereas VSV and Vitus want to more fully establish their respective rights and obligations vis-à-vis each other, including any future Third-party Subscribers;
     Whereas VSV, Vitus and the Collateral Agent want to more fully establish the mechanisms whereby instructions will be given by the Noteholders to the Collateral Agent under the Security Documents;
     Whereas the parties wishes to establish a mechanism whereby the Collateral Agent and the Noteholders will at all times be informed about the current status of the Bellus Notes and Noteholders;
     Therefore, the parties agree as follows:
1.	Preamble

The preamble hereto shall form an integral part hereof as if written at length herein.

2.	Definitions

2.1	Capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Current Noteholders Agreements. In addition, as used in this Agreement, the following terms have the respective meanings set out below:

2.1.1	“Agreement” and “Interlender Agreement” means this present agreement as amended, supplemented or restated from time to time;

2.1.2	“Bellus” means Bellus Health Inc. / Bellus Santé inc., its successors or permitted assigns;

2.1.3	“Business Day” means a day other than a Saturday or Sunday on which banks are open for business in Montréal, Québec and Toronto, Ontario;

2.1.4	“Deed of Hypothec” means that certain deed of hypothec dated April 16, 2009 (as amended, restated, cancelled or replaced from time to time), granted by Bellus in favour of the Collateral Agent, acting on behalf and for the equal and rateable benefit of the Noteholders;

2.1.5	“Demand for Payment” has the meaning ascribed thereto in Section 6.2 of this Agreement;

2.1.6	“Event of Default” means the occurrence or existence of any event, condition or circumstance which, pursuant to the terms of the Bellus Notes constitutes an event of default;

2.1.7	“Insolvency Administrator” means a trustee in bankruptcy, a liquidator, a receiver, a monitor and any other person performing similar functions under any bankruptcy, restructuring, winding-up, liquidation, reorganization or insolvency proceeding;

2.1.8	“Noteholders” means VSV, Vitus and any and all Third-party Subscribers, their successors or permitted assigns;

2.1.9	“Noteholders Agreements” means the Current Noteholders Agreements and any similar agreements to be entered into by and for the benefit of Third-party Subscribers, as same may be amended, supplemented or restated from time to time;

2.1.10	“Noteholders’ Instrument” means at any time a document signed by any or all the holders of the Notes at such time outstanding;

2.1.11	“Required Noteholders” means, at any time, the Noteholder or Noteholders of at least 66.67 % in principal nominal amount of the Bellus Notes then outstanding, save and except that where the event requiring Noteholders’ approval relates to the approval for any amendment or modification to any particular provision of any Transaction Document of a particular Noteholder and such provision is not found in the Transaction Document of one or more of the other Noteholders, then in such circumstance only the consent of Noteholders of at least 66.67 % in principal nominal amount of the Bellus Notes then outstanding who have such provision in the relevant Transaction Document shall be required to amend or modify such provision;

2.1.12	“Secured Obligations” means all obligations, present and future, under the Bellus Notes, the Noteholders Agreements and the Security Documents;

2.1.13	“Security” means any hypothec, security interest, right of preference, pledge, assignment by way of security or any other similar right that secures the performance of the Secured Obligations;

2.1.14	“Security Document” means any present and future agreement and deed reflecting the Security, as amended from time to time, including, without limitation, the Deed of Hypothec; and

2.1.15	“Subsidiary” or “Subsidiaries” means any present or future subsidiary of Bellus, including their successors or permitted assigns.
3.	Bellus Notes

3.1	The Bellus Notes shall rank equally and be equally and rateably secured by the Security notwithstanding the date of their issuance or the date of their registration with the Collateral Agent.

4.	Ranking and Distributions Pari Passu

4.1	All payments or amounts received from enforcement of any Security, realization of assets subject to the Security or distributions made by an Insolvency Administrator from proceeds of assets subject to the Security will be applied and distributed by the recipient as follows:
(a)	first, to the extent all the Noteholders agree, to any person having a right of preference over any of the related asset in priority to the Security;

(b)	second, to payment of all reasonable costs and expenses incurred by the Collateral Agent in the exercise of the Noteholders rights or powers under the Security, including in connection with the enforcement or realization of the Security; and

(c)	third, on a pro rata and pari passu basis among all of the Noteholders.
5.	Scope of the Ordering of Priorities

5.1	The ordering of priorities and order of distribution provided in Article 4 are applicable irrespective of any rule of law to the contrary, including irrespective of the time, manner or order of creation, effectiveness or perfection of any Security, or the time of order of any registration or of filing in respect of the Security. Such ordering of priorities and order of distribution will remain effective notwithstanding any amendment, extension, renewal or restatement of any of the Bellus Notes, the Noteholders Agreements and any Security Document.

6.	Enforcement

6.1	The Security is to be enforced by the Collateral Agent according to the proceedings established in the Deed of Hypothec, as completed by this Agreement.

6.2	Without limiting the generality of the foregoing, in the event that the Security shall have become enforceable, the Collateral Agent shall, upon receipt of a Noteholders’ Instrument signed by the Required Noteholders, by notice in writing to the grantor of the relevant Security (with a copy to all Noteholders), demand payment (the “Demand for Payment”) of the principal of and interest on all Notes then outstanding and other moneys secured thereby or owing by the grantor thereunder and the same shall forthwith be and become immediately due and payable by the said grantor to the Collateral Agent and the said grantor shall forthwith pay to the Collateral Agent for the benefit of the Noteholders all such principal, interest and other moneys. Any such payment then made by the said grantor shall be deemed to have been made in discharge of its obligations thereunder or under the Bellus Notes, and any monies so received by the Collateral Agent shall be applied in the same manner as if they were proceeds of realization of the Charged Property under the relevant Security Document.

6.3	In the event that the Security shall have become enforceable and its grantor shall have failed to pay the Collateral Agent, on demand, the principal of and interest on all Bellus Notes outstanding together with any other amounts secured hereby or owing by the grantor thereunder, the Collateral Agent shall, upon receipt of a Noteholders’ Instrument signed by the Required Noteholders, proceed to realize the Security and to exercise any right, recourse or remedy of the Collateral Agent and of the Noteholders under the Security or provided for by law, including without limitation any of the hypothecary rights and recourses provided for under the Civil Code of Québec or remedies provided to secured parties under any applicable personal property security legislation or under any Applicable Law.

6.4	No holder of the Bellus Notes shall have directly institute any action or proceeding or to directly exercise any other remedy authorized by the Security or by law for the purpose of enforcing payment of principal or interest or of realizing any Security. In the event that a Noteholders’ Instrument shall have been tendered to the Collateral Agent and the Collateral Agent shall have failed to act within a reasonable time thereafter, the Collateral Agent shall then be replaced pursuant to the procedure in such respect under Section 14.6 of the Deed of Hypothec.

7.	Concerning the Noteholders

7.1	Notwithstanding any contrary provisions contained herein but subject to the provisions set forth under Section 7.2, (i) any action by the Collateral Agent,

(ii) any decision and/or instruction by the Noteholders to the Collateral Agent, and (iii) any amendment to any term, covenant, agreement or condition set forth herein and in any Transaction Document shall be approved by the Required Noteholders.

7.2	The prior written consent of the Required Noteholders is necessary in order to amend or modify the terms of any Bellus Note or any other Transaction Document of a Noteholder, it being understood that any amendment or modification to any particular provision of any Bellus Note or Transaction Document of a Noteholder must be made concurrently to all of the Bellus Notes and other Transaction Documents, without deviation, unless such provision is not found in a particular Bellus Note or other Transaction Document, in which circumstance the amendment or modification shall only be required to be made to the Bellus Note or other Transaction Document containing such provision. For greater certainty, the consent of the Required Noteholders shall not be required, subject to Section 7.3, with respect to any waiver, decision, election or exercise of any other particular right or option of a particular Noteholder contemplated in, or in respect of, the Bellus Notes of such Noteholder (or in any other Transaction Document of such Noteholder) including, without limitation, the right to declare a default under Bellus Notes of such Noteholder and to demand full and immediate payment of the Bellus Note of such Noteholder, other than where such waiver, decision, election or exercise of any other particular right or option in such Transaction Document is expressly in favour of the Collateral Agent or in favour of all of the Noteholders. In this regard, it is acknowledged and agreed that any such waiver, decision, election or exercise of any other such particular right or option in favour of a particular Noteholder shall be at the sole discretion of such Noteholder (it being understood that the Noteholders shall seek to keep each other informed in a timely manner of any such determination but that the failure to do so shall not be a breach of this Agreement).

7.3	Without the prior written consent of the Required Noteholders, no decision, amendment or waiver shall:
7.3.1	permit any subordination in right of payment of the principal of or interest of any Bellus Notes or other obligations under the Security;

7.3.2	reduce the amount of any fees or indemnities owed to the Noteholders;

7.3.3	be made to the definition of “Required Noteholders”;

7.3.4	permit the subordination of the priority of the Security to any other lien securing other obligations of its relevant grantor;

7.3.5	release or permit the release of all or part of the Security;

7.3.6	any change to the remuneration paid to the Collateral Agent or to the terms of engagement thereof; and

7.3.7	be made to the provisions of this Article 7.
7.4	Each Noteholder shall forthwith notify the other Noteholders in writing of any default under any underlying obligations in respect of which the Bellus Notes held by such Noteholders are issued or if a Noteholders’ Instrument is delivered to the Collateral Agent pursuant to this Agreement and the Collateral Agent hereby undertakes to deliver, upon request, all addresses and coordinates of all Noteholders in order to facilitate the performance of the notification obligation set forth hereunder.

7.5	No Noteholder shall be liable to third parties for acts performed by the Collateral Agent (or any other Person appointed by the Collateral Agent to perform all or any of its rights, powers, trusts or duties hereunder) during the exercise of its rights, powers and the performance of its duties under this Agreement or under the Security or for injury caused to such parties by the fault of the Collateral Agent (or any such person), or for contracts entered into in favour of such parties, during such performance and the Collateral Agent (or any such Person) alone shall be so liable subject to any rights or recourses which the Collateral Agent (or any such person) may have hereunder or under law against the grantor of any Security or any other Person (other than a Noteholder) in connection with any such liability.

7.6	Where more than one Noteholder has exercised its right to purchase Subject Securities pursuant to the Noteholders Agreements and the aggregate number of Subject Securities available for purchase by the Noteholders is less than the aggregate number of Subject Securities which the Noteholders wish to purchase, each Noteholder shall be entitled to its proportionate share of the Subject Securities, such proportionate share to be determined on the basis of the value of the Bellus Notes held by each Holder as percentage of the total value of all of the outstanding Bellus Notes at the time of receipt by the Holder of the Sale Notice.

7.7	Each Noteholder shall promptly provide to the other Noteholders and the Collateral Agent a true copy of each Transaction Document of such Noteholder, together with any amendments and modifications thereto.

8.	Appointment of the Collateral Agent

8.1	By virtue of these presents, the Noteholders hereby appoint Picchio to act as their sub-agent for purposes of acquiring, holding and enforcing the Security, together with such powers and discretion as are reasonably incidental thereto, acting in such capacity as Collateral Agent.

8.2	In performing its duties and exercising its rights and powers as Collateral Agent under the Security, Picchio shall at all times be subject to and be governed by Sections 2, 12 and 14 of the Deed of Hypothec.

8.3	Without limiting the powers of the Noteholders under the Bellus Notes, the undersigned Noteholders hereby acknowledge that in connection with the rights, title and interest created by Bellus and its Subsidiaries pursuant to the Security Documents and the Encumbrances granted thereunder to secure the performance of, inter alia, the payment of the Secured Obligations, Picchio shall hold such Encumbrances and such rights, title and interest, as Collateral Agent for its own benefit and on behalf and for the benefit of the Noteholders.

8.4	The Noteholders hereby covenant and agree to pay to the Collateral Agent its fee for its services as fondé de pouvoir or collateral agent under the Security in accordance with the tariffs and terms applied by the Collateral Agent or as may have otherwise been agreed between the Noteholders and the Collateral Agent and shall, upon demand, reimburse all amounts which may have been paid by the Collateral Agent for any expenses whatsoever reasonably incurred by the Collateral Agent in execution of the rights hereby created or in the course of such execution. In this regard, Picchio and the Current Noteholders have agreed that Picchio shall be paid an annual fee of $7,500.00 for acting as the Collateral Agent.

8.5	Except as otherwise expressly provided herein or in a Noteholders’ Instrument, (a) the Collateral Agent shall not be entitled to receive from the Noteholders any remuneration or compensation for any services rendered by the Collateral Agent hereunder or reimbursement of any costs, expenses, liabilities, disbursements or advances incurred or made by the Collateral Agent in accordance with any provision of this Agreement or interest thereon; (b) no Noteholder shall be liable to compensate the Collateral Agent for any injury suffered by it by reason of the performance of its rights, powers or duties hereunder subject to any rights or recourses which the Collateral Agent may have hereunder or under any applicable law against the Collateral Agent or any other person (other than a Noteholder) in connection with such injury; and (c) the Collateral Agent shall not be obliged to render any account to the Noteholders nor return to the Noteholders any amounts which it has received in the performance of its duties hereunder nor pay any interest to the Noteholders on such amounts.

8.6	Any Noteholder may at any time and for any reason by notice (the “Termination Notice”) to the other Noteholders require that Picchio be replaced as Collateral Agent, in which circumstance the Noteholders shall jointly agree upon the replacement Collateral Agent and failing such joint agreement within thirty (30) days of receipt of the Termination Notice by the other Noteholders, any Noteholder may apply to the Superior Court sitting in Montreal, Quebec to have same select the replacement Collateral Agent, which selection shall be final and binding upon the parties and may not be appealed. Upon its replacement being determined in accordance with the provisions of this Section 8.6, Picchio shall cease to be the Collateral Agent and its replacement shall be automatically vested in all rights of Picchio under this Agreement.

8.7	Any Person replacing Picchio as Collateral Agent shall consent to the present Agreement and be bound by its terms and conditions. No amendment or modification to any right or obligation of the Collateral Agent under this Agreement shall bind the Collateral Agent unless the Collateral Agent consents in writing to be bound thereby, which consent shall not be unreasonably withheld.

8.8	The receipt by the Collateral Agent of any Noteholder Instrument requiring the Collateral Agent to perform any obligation under the Security shall be conclusive evidence of its content. The Collateral Agent may act upon any such instrument without inquiring further as to its validity. The Collateral Agent is hereby fully indemnified and hold harmless by the Noteholders in such respect for any mistake resulting from a Noteholder Instrument not complying with the requirements hereunder.

8.9	For the purposes of any determination required to be made pursuant to any Noteholder Agreement and Bellus Notes relating to the cost/benefit analysis for any Additional Pledge Agreement or Additional Security Agreement, same shall be made by the Required Noteholders, acting reasonably, and communicated to Bellus by the Collateral Agent.

9.	General Provisions

9.1	The parties agree to do all acts and things and execute all agreements, instruments and other documents as may reasonably be required to carry out the intent and purposes of this Agreement.

9.2	This Agreement shall be governed and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. The parties hereto hereby submit and attorn to the jurisdiction of the courts of the Province of Québec for the purposes of all legal proceedings arising out or relating to this Agreement or the matters contemplated thereby.

9.3	The Current Noteholders shall seek to have any Third-party Subscriber execute a joinder to this Agreement in form and substance satisfactory to them, acting reasonably, pursuant to which such Third-party Subscriber shall agree to be bound by the provisions of this Agreement. The Current Noteholders shall immediately inform the Collateral Agent of the identity of, and other relevant information about, any Third-party Subscriber who subscribes for Bellus Notes.

9.4	This Agreement may be executed in any number of counterparts. This Agreement, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-

execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

9.5	The parties confirm that it is their wish that this Agreement as well as all other documents relating to this Agreement, including notices, be drawn up in English only. Les parties aux présentes confirment que c’est leur volonté que le présent contrat de même que tous les documents, y compris les avis, s’y rattachant, soient rédigés en anglais seulement.

10.	Notices

10.1	Any demand, notice or other communication to be made or given hereunder to a party to this Agreement will be in writing and may be made or given by personal delivery, by a reputable delivery service, or by telecopier at its address specified in Schedule “A” hereof or at such other address as may be specified pursuant to this Article 10.

10.2	Any notice given by personal delivery or by a delivery service will be conclusively deemed to have been given at the time of such delivery and, if given by telecopier, on the day of transmittal, if before 3:00 p.m. on a Business Day, or on the following Business Day if such transmission occurs on a day which is not a Business Day or after 3:00 p.m. on a Business Day. If the telecopy system suffers any interruptions by way of a strike, slow-down, a force majeure, or any other cause, a party giving a notice must do so using another means of communication not affected by the disruption.
[signature page follows]

In witness whereof, the parties have duly executed this Agreement as of the day and year first written above.
THE NOTEHOLDERS

VICTORIA SQUARE VENTURES INC.		VITUS INVESTMENTS III PRIVATE LIMITED

Per:	(signed) Peter Kruyt	Per:	(signed) Ban Su Mei

Per:	(signed) Stéphane Lemay

THE COLLATERAL AGENT
PICCHIO PHARMA INC.
Per:   (signed) Roberto Bellini

SCHEDULE “A”
ADDRESSES FOR NOTICE PURPOSES
If to VSV:
Victoria Square Ventures Inc.
751 Square Victoria
Montreal, Quebec
H2Y 2J3
Attention:     the President
Facsimile:     (514) 286-7464
If to Vitus:
Vitus Investments III Private Limited
80, Raffles Place
Singapore, 048624
Attention:     Ban Su Mei
Facsimile:     +(65)9684-9708
If to the Collateral Agent:
Picchio Pharma Inc.
759 Victoria Square
Suite 224
Montreal, Quebec
H2U 2J7
Attention:     President
Facsimile:     (514) 288-8431

EXHIBIT 1.1(zz)
FORM OF LUX PLEDGE AGREEMENT

SHARE PLEDGE AGREEMENT BET EEN BELLUS Health Luxco I S.a r.l. & Cie S.C.S. as Pledgor AND Picchio Pharma Inc. as Agent AND BELLUS Health Luxco II S.a rl. as Company Dated April , 2009 loyensloeff AVOCATS A LA COUR 14, rue Ed ard Steichen L 2540 LUXEMBOURG

INDEX Clause Page 2. PLEDGE 6 3. PERFECTION OF THE PLEDGE 6 4. EFFECTIVENESS OF THE PLEDGE 7 5. REPRESENTATIONS, ARRANTIES AND COVENANTS 8 6. RIGHT TO VOTE, RIGHT TO DIVIDENDS 10 7. FURTHER ASSURANCES 11 8. PO ER OF ATTORNEY 11 9. ENFORCEMENT OF THE PLEDGE 11 10. RELEASE OF PLEDGE 12 11. RIGHTS OF RECOURSE 13 12. LIABILITY 13 13. AIVERS AND AMENDMENTS 13 14. NOTICES 13 15. ASSIGNMENT 14 16. SEVERABILITY 14 17. CONFLICTS BET EEN DOCUMENTS 15 18. GOVERNING LA AND JURISDICTION 15 2.

THIS SHARE PLEDGE AGREEMENT, as amended, restated, supplemented or novated from time to time, (the Agreement) is dated April , 2009 and made BET EEN: 1. BELLUS Health Luxco I S.a r.l. & Cie S.C.S., a limited partnership (soc/efe en commandite simple) formed under the la s of Grand Duchy of Luxembourg, having its registered office at 65, boulevard Grande Duchesse Charlotte, L 1331, having a unit capital of CAD 95,996,003 and registered ith the Luxembourg register of Commerce and Companies under number 94.026 (the Pledgor); 2. Picchio Pharma Inc., a company duly amalgamated under the Canada Business Corporations Act., having its registered office at 759 Victoria Square, Suite 224, Montreal, Quebec H2Y 2J7, registered as a federal corporation under number 447020 6 and ith the Quebec registration number 1160515251, acting as security agent in the name and on behalf of the Noteholders, as defined belo (the Agent); 3. BELLUS Health Luxco II S.a rl., a Luxembourg private limited liability company {societe a responsabilitS limitee), having its registered office at 65, boulevard Grande Duchesse Charlotte, L 1331, registered ith the Luxembourg Register of Commerce and Companies, under number 94.027 and ith a share capital of EUR 59,765,775 {the Company). HEREAS (A) On the date hereof, the Pledgor is the sole shareholder of the Company. (B) Pursuant to the Notes (as defined belo ), certain loan facilities as made available to the Pledgor by the Noteholders. (C) As a condition precedent under the Note Purchase Agreements (as defined belo ) and the Notes , the Pledgor has agreed, for the payment and discharge of, and as security for, all the Secured Obligations (as defined belo ), to enter into this Agreement. IT IS AGREED as follo s: 1. INTERPRETATION 1.1. Recitals Recitals (A) to and including (C) above are an integral part of this Agreement. 1.2. Definitions

(a) In this Agreement, unless the contrary intention appears or the context other ise requires: Business Day means a day {other than Saturday or Sunday) on hich banks are open for general business in Luxembourg and Canada. Borro er means BELLUS Health Inc, a company duly incorporated under the Canada Business Corporations Act., having its registered office at 275, Armand Frappier Boulevard, CDN H7V4A2 Laval, Quebec, registered as a federal corporation under number 293086 2 and ith the Quebec registration number 1146133807. Deed of Hypothec means a deed of hypothec dated as of the date hereof entered into by the Agent and the Borro er, as same may be amended, restated, modified, supplemented or replaced from time to time. Event of Default means any event or any event of default specified as such in the Deed of Hypothec. La means the Luxembourg la of August 5, 2005 on financial collateral arrangements. Luxembourg means the Grand Duchy of Luxembourg. Notes has the meaning ascribed to them in the Note Purchase Agreements. Noteholders means Victoria Square Ventures Inc., Vitus Investments III Private Limited and any other person in hose name Notes are issued or registered pursuant to the Note Purchase Agreements in accordance ith the provisions thereof. Note Purchase Agreements has the meaning ascribed to it in the Deed of Hypothec. Pledge means the first ranking security interest {gage de premier rang) over the Shares created by, and in accordance ith, this Agreement. Register means the register of shareholders (registre des associes) of the Company. Rights of Recourse means: any rights, actions or claims the Pledgor may have against the Company or any other person having granted security or given a guarantee for, or being liable for, the payment of some or all the Secured Obligations, arising pursuant to the enforcement of this Pledge, including in particular, the Pledgor’s right of recourse against any such persons under article 2028 et seq, of the

Luxembourg Civil Code (including, for the avoidance of doubt, any right of recourse prior to enforcement); any right of recourse by ay of subrogation; and any other similar right, action or claim under any applicable la . Secured Obligations means: all obligations and liabilities (in any currency, hether present or future, actual or contingent, o ed jointly or severally, as principal or surety or in any other capacity) of the Borro er to the Noteholders or Agent under or in connection ith the Note Purchase Agreements, the Notes and the Security Documents, including this agreement; and ithout limitation, all interest accruing thereon, as ell as all costs, charges, expenses, commissions, fees and indemnities payable in connection there ith (including any amounts due as a result of a breach of any of the Note Purchase Agreements, the Notes and the Security Documents or this Agreement). Security Documents means any documents specified as such in the Note Purchase Agreements and in the Notes, as amended, restated, supplemented or modified from time to time. Security Period means the period starting on the date of this Agreement and ending on the date upon hich the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, as determined by the Agent. Shares means: the t o million three hundred ninety thousand six hundred and thirty first (2,390,631) shares (parts sociates) of the Company in registered form, having a par value of t enty five euro {EUR 25) each, held by the Pledgor, in the Company, representing on the date of this Agreement, 100% of the subscribed share capital of the Company; as ell as any shares acquired or offered in substitution or in addition to such shares, including those hich may be subscribed by the Pledgor further to an increase in the share capital of the Company, exchange, merger, consolidation, division, free attribution, contribution in kind or in cash or for any other reason, and, generally, all such shares of the Company no , or at any time hereafter, o ned by the Pledgor (the Future Shares); and all dividends or interest thereon, redemption distribution, bonus, preference, option rights or other rights in respect thereof. (b) Clause headings are inserted for convenience of reference only and shall be 5 ignored in construing this Agreement. (c) A reference to a person in this Agreement includes its successors, transferees, assignees or novated parties, save that ith respect to the Pledgor, the terms of clause 16.1 of this Agreement shall apply. (d) ords importing the singular shall include the plural and vice versa. (e) All terms capitalized herein but not defined herein shall have the respective meaning set forth in the Deed of Hypothec, or if not defined therein, in the Notes. (f) The Agreement may be executed in one or several original counterparts, all of hich taken together constitute one and the same Agreement. 2. PLEDGE As a continuing first ranking security (“gage de premier rang”) for the due and full payment and discharge of the Secured Obligations, the Pledgor, as legal and beneficial o ner of the Shares, hereby pledges the Shares to, and in favour of, the Agent, in the name and on behalf of the Noteholders and the Agent hereby accepts the Pledge. 3. PERFECTION OF THE PLEDGE 3.1. The Pledge is perfected by the ackno ledgement and acceptance thereof by the Company and the entry (inscription) of the Pledge in the Register at the date of execution of this Agreement. 3.2. By executing this Agreement, the Company expressly: (a) ackno ledges and accepts the Pledge; (b) undertakes to enter the Pledge in the Register, on the date of execution of this Agreement, by making the follo ing inscription: “All shares, hether present or future (in any form and of any type hatsoever), o ned from time to time by Bellus Health Luxco I S.a r.l. & Cie S.C.S on the date of this registration, have been pledged pursuant to a share pledge agreement dated April , 2009, as a first ranking security for the benefit ofPicchio Pharma Inc.” (c) undertakes to provide to the Agent, on the date of this Agreement, a certified true copy of the Register evidencing such entry and to reiterate the above formalities every time the Pledge is extended to Future Shares. 3.2. The parties appoint and instruct any manager of the Company, acting individually, ith full po er of substitution, to enter the Pledge in the Register. 6

3.3 The Pledgor irrevocably (i) authorises the Agent, ith full po er of substitution, to take or cause any steps to be taken, to perfect this Pledge and (ii) undertakes to take any such steps, at its o n expense, if so requested by the Agent. 3.4 For the avoidance of doubt and to the extent necessary {taking into account the provisions of article 12 of the La ), the Pledgor, acting as sole shareholder of the Company, hereby accepts the Agent, or any potential transferee(s) of the Shares, as ne shareholder(s) of the Company, in the case of an enforcement of the Pledge. 4. EFFECTIVENESS OF THE PLEDGE 4.1. The Pledge shall be a continuing first ranking security and shall not be considered as satisfied, discharged or prejudiced by the settlement of any part of the Secured Obligations and shall remain in full force and effect until it has been released in accordance ith this Agreement, 4.2. The rights of the Agent hereunder are additional to and independant of those provided by la , any agreement ith, or any other security in favour of, the Agent or any Secured Party, in respect of the Secured Obligations. The Pledge shall not be prejudicial to, or prejudiced by, any other such rights. 4.3. The Pledge shall not be prejudiced by any time or indulgence granted to any person, or any abstention or delay by the Agent or any Secured Party in perfecting or enforcing any security interest, rights or remedies that the latter may, no or at any time in the future, have from or against the Pledgor, the Company or any other person. 4.4. No failure or delay by the Agent or any Secured Party, in exercising any of its rights under this Agreement shall operate as a aiver thereof, nor shall any single or partial exercise of any such right preclude any further or other exercise of that or any other rights. 4.5. Neither the obligations of the Pledgor hereunder, nor the rights granted to the Agent and the Noteholders, by this Agreement or by la , nor the Pledge, shall be discharged or other ise affected by: (a) any amendment to, aiver or release of, any obligation of the Pledgor, the Company or any other person under the Note Purchase Agreements, the Notes and the Security Documents; (b) any failure to take, or to fully take, any security contemplated by the Note Purchase Agreements, the Notes and the Security Documents or other ise agreed to be taken in respect of the obligations of the Pledgor, the Company or any other party under the Note Purchase Agreements, the Notes and the Security Documents; 7

(c) any failure to realise or to fully realise the value of any security taken in respect of the obligations of the Pledgor, the Company or any other party under the Note Purchase Agreements, the Notes and the Security Documents; (d) any release, exchange or substitution of any security taken in respect of the obligations of the Pledgor, the Company or any other party under the Note Purchase Agreements, the Notes and the Security Documents; or (e) any other act, event or omission hich might discharge or other ise affect any of the obligations of the Pledgor in this Agreement, or any of the rights and remedies conferred upon the Agent and the Noteholders by the Note Purchase Agreements, the Notes and the Security Documents, this Agreement or by la . 5. REPRESENTATIONSJ ARRANTIES AND COVENANTS Borro er’s representations, arranties and covenants ith respect to the Borro er, as set forth in the Deed of Hypothec, are hereby incorporated herein by reference and the Pledgor agrees to be bound by the Borro er’s representations, arranties and covenants in the Deed of hypothec to the extent they relate to the activities of the Pledgor, as though such representations, arranties and covenants ere set forth herein to the extent permissible under applicable la . If there is a conflict bet een the representations, arranties and covenants in the Deed of Hypothec and those set forth herein, to the extent permissible under applicable la , the covenants in the Deed of Hypothec shall govern. 5.1. Representations and arranties The Pledgor and the Company hereby represent and arrant to the Agent that: (a) the Pledgor is a limited partnership duly incorporated and validly existing under the la s of the Grand Duchy of Luxembourg; (b) the Pledgor (i) has the corporate po er to execute this Agreement and to perform the obligations expressed to be assumed by it under this Agreement, (ii) has taken all corporate action and has obtained all authorisations necessary to authorise the execution and performance of this Agreement, and (iii) has duly executed this Agreement; (c) this Agreement (i) constitutes legal, valid, binding and enforceable obligations of the Pledgor and, (ii) upon registration of the Pledge in the Register, ill create a valid, enforceable and perfected first ranking security interest over the Shares in favour of the Agent, save (i) that an order for specific performance is at the discretion of the courts and (ii) for all la s affecting creditors’ rights generally; a

(d) the Company is a company duly incorporated and validly existing under the the la s of the Grand Duchy of Luxembourg; (e) the Shares represent, on the date of execution of this Agreement, 100% of the issued and paid up share capital of the Company; (f) the Shares are, and shall remain, in registered form throughout the Security Period; (g) the Pledgor is the sole legal and beneficial o ner of the Shares, and has neither sold, transferred, lent assigned, disposed of, pledged nor in any ay encumbered the Shares, other than pursuant to this Agreement; (h) the Pledgor ill not lease, sell, dispose of, pledge or other ise encumber, all or any part of the Shares (including any Shares hich may be released pursuant to a partial release), except as permitted under the Note Purchase Agreements, the Notes or the Security Documents; (i) the Shares are not subject to any option to purchase, to sell or to any similar rights; (j) the Pledgor ill not take or permit any action to be taken, hich could alter or dilute the rights attached to the Shares or as a result of hich the value of the Shares could be adversely affected (in particular, any disposal of the assets of the Company), except as permitted under the Note Purchase Agreements, the Notes or the Security Documents; (I) any proposed change in the corporate form of the Company is subject to the prior ritten consent of the Agent, and the Pledgor ill not amend the Company’s articles of incorporation in any ay that ould adversely affect the Agent’s rights under the Note Purchase Agreements, the Notes or the Security Documents or this Agreement; 5.2. Covenants The Pledgor hereby covenants that during the Security Period: (a) it ill take any necessary action to maintain the validity, perfection and enforceability of the Pledge and not take or omit to take any action hich ould, directly or indirectly, adversely affect the validity and enforceability of the Pledge; (b) it ill, and ill cause the Company, to assist the Agent, and generally make its best efforts, to obtain all necessary consents, approvals and authorisations from any relevant person(s) and/or authorities to permit the exercise by the Agentof its rights and po ers under this Agreement upon enforcement of the Pledge; and g

(c) it ill not take any action that is inconsistent or conflicts ith its obligations under the Note Purchase Agreements, the Notes or the Security Documents. 5.3. Repetition of representations, arranties and covenants The representations, arranties and covenants set out in this clause 5 are made on the date of this Agreement and are deemed to be repeated throughout the Security Period ith reference to the then existing facts and circumstances. 6. RIGHT TO VOTE, RIGHT TO DIVIDENDS 6.1. (a) Until the occurrence of an Event of Default that is continuing, the Pledgor shall remain the legal o ner of the Shares and, accordingly, shall have the right to vote at the general meetings of shareholders of the Company and to receive dividends paid in cash or other interests, distributions or rights to distributions in cash in relation to the Shares, (b) Except as permitted under the Note Purchase Agreements, the Notes or the Security Documents, the Pledgor shall not, ithout the prior ritten consent of the Agent, exercise its voting rights in any ay that ould: adversely affect the Pledge or the validity and enforceability of the latter; have a material adverse effect on the value of the Shares; be inconsistent or conflict ith the Note Purchase Agreements, the Notes or the Security Documents; or be inconsistent ith clause 5 of this Agreement. 6.2. Upon the occurrence of an Event of Default that is continuing, and ithout prejudice to clause 9 of this Agreement: (a) the Pledgor shall no longer, ithout the prior ritten consent of the Agent, exercise any voting rights or any other rights in relation to the Shares; (b) the Agent shall be entitled to exercise the voting rights in relation to the Shares in all general meetings of shareholders of the Company, in any manner it deems fit for the purpose of protecting and/enforcing its rights hereunder; the Pledgor and the Company undertake to give timely notice to the agent of all general meetings of shareholders of the Company, as ell as of the agenda thereof; (c) the Agent shall be entitled to receive all dividends and other moneys due to the shareholders of the Company and to apply them to ards the discharge of the Secured Obligations, in accordance ith the Note Purchase Agreements, the Notes or the Security Documents. 10

The Pledgor shall do hatever is necessary, including the issue of a ritten po er of attorney in any form or any other document required by the Agent to exercise, independently and ithout any limitations, the rights detailed in this clause. 6.3. This clause shall apply to resolutions of the shareholders adopted in general meetings as ell as by ay of circular resolutions. 7. FURTHER ASSURANCES The Pledgor shall, at its o n reasonable expense, promptly execute and do all such assurances, acts and things as the Agent may reasonably require for protecting its rights under this Agreement. The Pledgor shall, in particular, execute all documents or instruments and give all notices, orders and directions and make all registrations hich the Agent may reasonably think expedient. B. PO ER OF ATTORNEY 8.1. Follo ing an Event of Default that is continuing, the Pledgor irrevocably and unconditionally appoints the Agent as its attorney ( ith full po er of substitution), to, in its name and on its behalf: execute and perfect all documents (including any share transfer forms and other instruments of transfer); and do all things the Agent may require for (i) carrying out any obligation of the Pledgor under this Agreement or (ii) exercising any right of the Agent under this Agreement or by la , it being understood that the enforcement of the Pledge must be carried out in accordance ith clause 9 of this Agreement. 8.2. The Pledgor shall ratify and confirm all things done and all documents executed by the Agent in the exercise of this po er of attorney. 9. ENFORCEMENT OF THE PLEDGE Section 12 of the Deed of Hypothec is hereby incorporated herein by reference and shall apply to the Pledgor mutatis mutandis to the extent applicable to the Pledge and permissible under applicable la . If there is a conflict bet een the provisions of Section 12 of the Deed of Hypothec and this Section 9, Section 12 of the Deed of Hypothec shall govern to the extent permissible under applicable la . 9.1. Upon the occurrence of an Event of Default that is continuing, the Agent shall, ithout further notice (mise en demeure), be entitled to exercise its rights hereunder and enforce the Pledge in the most favourable manner provided by the La . 11

In particular, the Agent shall be entitled to: (a) sell any of the Shares in a private sale on arms’ length commercial terms (conditions commerciaies normales), in a sale organised by a stock exchange or a public sale (organised at the discretion of the Agent and hich does not need to be made by or ithin a stock exchange); (b) appropriate any of the Shares at their fair market value, as determined by an independent external auditor {reviseur d’entreprises), appointed by the Agent, on the basis of the last published annual accounts, any subsequent interim accounts (if any) of the Company or such other factual basis as such auditor shall deem appropriate; (c) request a judicial attribution of the Shares in discharge of the Secured Obligations, follo ing a valuation of the Shares by a court appointed expert; or (d) proceed to a set off bet een the Secured Obligations and the Shares at their fair market value of the Shares, as determined by an independent external auditor (reviseur d’entreprises) appointed by the Agent, on the basis of the last published annual accounts, any subsequent interim accounts (if any) of the Company or such other factual basis as such auditor shall deem appropriate. 9.2. Any moneys received by the Agent upon enforcement of the Pledge shall be applied to pay all or any part of the then outstanding Secured Obligations, in accordance ith the Notes, ithout prejudice to the rights of the Agent to recover any shortfall from the Pledgor and any other obligor ith regard to the Secured Obligations. Any surplus moneys received by the Agent after the Secured Obligations have been unconditionally and irrevocably paid and discharged shall be paid to the Pledgor or such other person(s) entitled to it. 10. RELEASE OF PLEDGE 10.1. At the end of the Security Period, the Agent shall, at the ritten request and exclusive cost of the Pledgor, execute and do all such acts and things as may be necessary to release the Pledge and (if required) discharge the Pledgor from its liability and the security created under this Agreement. The Agent shall inform the Company of such release and instruct the Company to record the release of the Pledge in the Register. 10.2. If after the release of the Pledge, the payment of any Secured Obligation is cancelled by a court or other ise, the Pledgor shall grant a ne first ranking security on identical terms over the Shares until such Secured Obligation is paid in full and the Security Period shall be reinstated and extended until such time. 12

11. RIGHTS OF RECOURSE 11.1. The Pledgor undertakes not to exercise the Rights of Recourse or any other similar rights (including provisional measures such as provisional attachment (saisie arret conservatoire) or set off), except as other ise permitted in riting by the Agent. 11.2. In particular, the Pledgor expressly aives any right it may have of first requiring the Agent to proceed against any other person or enforce any guarantee or security before enforcing this Pledge and its rights (if any) under article 2037 of the Luxembourg Civil Code. 11.3. This clause shall remain in full force during the Security Period and shall, to the extent required, survive any termination or discharge of this Pledge Agreement. 12. LIABILITY Section 13.10 of the Deed of Hypothec is hereby incorporated herein by reference and shall apply to the Pledgor mutatis mutandis to the extent permissible under applicable la . 13. AIVERS AND AMENDMENTS A aiver, discharge, amendment or termination of any of the terms of this Agreement shall only be in riting, signed by the Agent and the Pledgor and on such terms as the latter sees fit. 14. NOTICES All notices or other communications under this Agreement shall be in riting and in English and, unless other ise provided in the Note Purchase Agreements, the Notes and the Security Documents, made by facsimile, registered mail (charges prepaid) or delivered in person. The addresses of each party to this Agreement are the follo ing: 15.1. To the Pledgor: Address : 65, boulevard Grande Duchesse Charlotte, L 1331 Luxembourg Facsimile: 352 26 38 35 09 Attention: Jean Christophe Dauphin 15.2. To the Agent 759 Victoria Square, Suite 224, Montreal, Quebec H2Y 2J7 Attention: the Chief Executive Officer 15.3. To the Company: 13

Address : 65, boulevard Grande Duchesse Charlotte, L 1331 Luxembourg Facsimile: 352.26.19.04.75. Attention: Jean Christophe Dauphin Or any other address notified by the relevant party to the other parties thereto by not less than five (5) Business Days” notice. Any notice or other communication under this Agreement shall be deemed to have been given and received: if sent by facsimile, hen transmitted and confirmation received; if delivered by hand delivery, upon delivery; if mailed, hen received or three (3) Business Day after having been posted, hichever occurs first. A notice given in accordance ith the above but received on a day hich is not a Business Day or after business hours at the place of receipt, shall be deemed to have been received on the next Business Day. 15. ASSIGNMENT 16.1. The Pledgor may not assign, transfer or novate any of its rights under this Agreement. 16.2. The Agent may assign, transfer or novate all or any part of their rights under this Agreement. Such assignment, transfer or novation shall be enforceable to ards the Pledgor, in accordance ith article 1690 of the Luxembourg Civil Code. 16.3. In the case of an assignment, transfer or novation by the Agent to one or several transferees, of all or any part of its rights and obligations under the Note Purchase Agreements, the Notes and the Security Documents, the Agent and the Pledgor hereby agree that, to the extent required under applicable la s, the Agent shall preserve all of its rights under this Agreement, as permitted under articles 1278 to 1281 of the Luxembourg Civil Code, so that the security constituted by this Agreement shall automatically, and ithout any formality, benefit to any such transferees. 16. SEVERABILITY If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, this shall not affect: the legality, validity or enforceability in that jurisdiction of any other provisions of this Agreement; and 14 the legality, validity or enforceability in any other jurisdiction of that or any other provision in this Agreement. The illegal, prohibited or unenforceable provision shall be replaced by a ne provision reflecting the intention of the parties to this Agreement. 17. CONFLICTS BET EEN DOCUMENTS If there is any conflict bet een the provisions of the Deed of Hypothec and the provisions of this Agreement, the provisions of the Deed of Hypothec shall govern to the extent permissible under applicable la . 18. GOVERNING LA AND JURISDICTION 18.1. This Agreement is governed by, and shall be construed in accordance ith, Luxembourg la . 18.2. Any dispute in connection ith this Agreement shall be submitted to the nonexclusive jurisdiction of the courts of the district of Luxembourg City. [Remainder of page left intentionally blank Signature page follo s)

Signature page to a share pledge agreement dated April , 2009 IN WITNESS THEREOF the parties hereto have executed this Agreement in three (3) original copies on the day and year first written above. The Pledgor The Agent BELLUS Health Luxco I S.a r.l. & Cie Picchio Pharma Inc. S.C.S. By: Jean-ChristopheDAUPHIN By: Roberto Bellini. Title:Menager and authorised signatory Title: Director The Company BELLUS Health Luxco II S.a rl. hereby expressly accepts the Pledge created by this Agreement and (so far as the Company is concerned) the terms and conditions thereof, in particular clause 3. By: Jean-Christophe DAUPHIN Title:Manager ana authorised signatory 16

EXHIBIT 1.1(iii)
FORM OF OPTION LETTER

March 16, 2009 Confidential By e mail: boneilenablecapitaI.com Mr. Brendan O’Neil Enable Partners One Ferry Building, Suite 255 San Francisco, CA 94104 USA Re : Convertible Notes Dear Mr. O’Neil, Further to recent discussions, e confirm that Bellus Health Inc. (“Bellus”) has received proposals from each of FMRC Family Trust and Victoria Square Ventures Inc. (the “Ne Investment”) in an amount of 10 million Canadian dollars each. The Ne Investment ill be made available by one or more dra do ns evidenced by secured notes convertible into common shares of Bellus at the higher of (i) $0 20 Canadian and (ii) the market price of Bellus common shares at the closing date of the Ne Investment (the “Conversion Price”). Interest at the rate of fifteen per cent (15%) per annum ill be capitalized annually ith the notes maturing 5 years from issuance. Security ill be a first charge on all of Bellus’ movable property. In order to obtain this investment, Bellus must restructure its outstanding convertible notes to the satisfaction of the shareholders making the Ne Investment, in addition to achieving other cost reductions. Our records indicate that you are the holder of: Enable Gro th Partners LP US$3.400,000 Aggregate Principle Amount Senior Notes Due in 2027 e are hereby proposing the follo ing to all holders of existing notes of Bellus: (i) amendment to the terms of the notes to make them convertible into preferred shares of Bellus (at 100% of the face value of your notes) and immediate conversion into such ne preferred shares to be issued from treasury; BELLUS Health Inc. O IB R If 275 Armand Frappier Blvd. 0“BEUd Laval, QC H7V 4A7 CANADA HEALTH T 450 680 4500 F 450 680 4501 BellusHealth.com

2 (ii) ne preferred shares to be convertible at the option of the holder into common shares of Bellus at any time at a price equal to 325% of the Conversion Price ( hich Conversion Price shall not be less than $0.20 Canadian); (iii) preferred shares to be entitled to a 3% cumulative annual stock dividend; and (iv) automatic conversion after 5 years at a price equal to 325% of the Conversion Price ( hich Conversion Price shall not be less than $0.20 Canadian). The special committee of the Board of Directors of Bellus has determined that this proposal is fair and reasonable to existing noteholders in the circumstances, as ell as in the best interest of Bellus and is necessary in order to secure the Ne Investment required by the Company. It is imperative that e move for ard quickly ith this process. Accordingly, e ould ask you to indicate your consent to the above proposal by returning a signed copy of this letter by facsimile ( 1 450 680 4501) to the undersigned on or before 4:00 p.m., Montreal time, on March 20, 2009, after hich time this offer ill lapse and be of no further effect. Should you have any questions of comments regarding this proposal, please contact Mr. Alon exler, at RSM Richter Inc., by calling him on 1 514 934 3531 or e mailing him at a exler(£>,rsmrichter.com. Also, hen returning a signed copy of this proposal to the undersigned, please also send a copy to Mr. exler by e mail or by facsimile ( 1 514 934 3504). You must return a signed copy of this letter by the deadline. Formal documentation ill follo as required in due course. Sincerely, BELLUS HEALTH INC. Vice Pfesident, General Counsel and Corporate Secretary

I consent to the proposal set forth in the foregoing letter dated March 16, 2009, from BELLUS Health Inc. in relation to the US$3,400,000 Aggregate Principle Amount Senior Notes Due in 2027 referred to therein. March ,2009. Signature Name of person signing Name of beneficial holder

March 16, 2009 Confidential By e mail: boneil@enablecapital.com Mr. Brendan O’Neil Enable Partners One Ferry Building, Suite 255 San Francisco, CA 94104 USA Re: Convertible Notes Dear Mr. O’Neil, Further to recent discussions, e confirm that Bellus Health Inc. (“Bellus”) has received proposals from each of FMRC Family Trust and Victoria Square Ventures Inc. (the “Ne Investment”) in an amount of 10 million Canadian dollars each. The Ne Investment ill be made available by one or more dra do ns evidenced by secured notes convertible into common shares of Bellus at the higher of (i) $0.20 Canadian and (ii) the market price of Bellus common shares at the closing date of the Ne Investment (the “Conversion Price”). Interest at the rate of fifteen per cent (15%) per annum ill be capitalized annually ith the notes maturing 5 years from issuance. Security ill be a first charge on all of Bellus’ movable property. In order to obtain this investment, Bellus must restructure its outstanding convertible notes to the satisfaction of the shareholders making the Ne Investment, in addition to achieving other cost reductions. Our records indicate that you are the holder of: Enable Opportunity Partners LP US$600,000 Aggregate Principle Amount Senior Notes Due in 2027 e are hereby proposing the follo ing to all holders of existing notes of Bellus: (i) amendment to the terms of the notes to make them convertible into preferred shares of Bellus (at 100% of the face value of your notes) and immediate conversion into such ne preferred shares to be issued from treasury; BELLUS Health Inc. IQ fc HI. . 275 Armand Frappier Blvd. 06IEvl Laval, QC H7V 4A7 CANADA HEALTH T 450 680 4500 F 450 680 4501 BellusHealth.com

2 (ii) ne preferred shares to be convertible at the option of the holder into common shares of Bellus at any time at a price equal to 325% of the Conversion Price ( hich Conversion Price shall not be less than $0.20 Canadian); (iii) preferred shares to be entitled to a 3% cumulative annual stock dividend; and (iv) automatic conversion after 5 years at a price equal to 325% of the Conversion Price ( hich Conversion Price shall not be less than $0.20 Canadian). The special committee of the Board of Directors of Bellus has determined that this proposal is fair and reasonable to existing noteholders in the circumstances, as ell as in the best interest of Bellus and is necessary in order to secure the Ne Investment required by the Company. It is imperative that e move for ard quickly ith this process. Accordingly, e ould ask you to indicate your consent to the above proposal by returning a signed copy of this letter by facsimile ( 1 450 680 4501) to the undersigned on or before 4:00 p.m., Montreal time, on March 20, 2009, after hich time this offer ill lapse and be of no further effect. Should you have any questions of comments regarding this proposal, please contact Mr. Alon exler, at RSM Richter Inc., by calling him on 1 514 934 3531 or e mailing him at a exler(£),rs mrichter.com. Also, hen returning a signed copy of this proposal to the undersigned, please also send a copy to Mr. exler by e mail or by facsimile ( 1 514 934 3504). You must return a signed copy of this letter by the deadline. Formal documentation ill follo as required in due course. Sincerely, BELLUS HEALTH INC. Per: j ** ‘ David $Kmn& Vice President, General Counsel and Corporate Secretary

3 I consent to the proposal set forth in the foregoing letter dated March 16, 2009, from BELLUS Health Inc. in relation to the US$600,000 Aggregate Principle Amount Senior Notes Due in 2027 referred to therein. March , 2009. Signature Name of person signing Name of beneficial holder

March 16, 2009 Confidential By e mail: gdionne@virochempharma.com Mr. Gervais Dionne CEO CSO ViroChem Pharma Inc. 275 Armand Frappier Blvd. Laval, QC H7V 4A7 RE: Convertible Notes Dear Mr. Dionne, Further to recent discussions, e confirm that Bellus Health Inc. (“Bellus”) has received proposals from each of FMRC Family Trust and Victoria Square Ventures Inc. (the “Ne Investment”) in an amount of 10 million Canadian dollars each. The Ne Investment ill be made available by one or more dra do ns evidenced by secured notes convertible into common shares of Bellus at the higher of (i) $0.20 Canadian and (ii) the market price of Bellus common shares at the closing date of the Ne Investment (the “Conversion Price”). Interest at the rate of fifteen per cent (15%) per annum ill be capitalized annually ith the notes maturing 5 years from issuance. Security ill be a first charge on all of Bellus’ movable property. In order to obtain this investment, Bellus must restructure its outstanding convertible notes to the satisfaction of the shareholders making the Ne Investment, in addition to achieving other cost reductions. Our records indicate that you are the holder of: US $500,000 Principal amount of 2006 Convertible Notes e are hereby proposing the follo ing to all holders of existing notes of Bellus: (i) amendment to the terms of the notes to make them convertible into preferred shares of Bellus (at 100% of the face value of your notes) and immediate conversion into such ne preferred shares to be issued from treasury; BELLUS Health inc. B A I I B B 275 Armand Frappier Blvd BlUS Laval. QC H7V 4A7 CANADA HEALTH T 450 680 4500 F 450 680 4501 BellusHealth.com

(ii) ne preferred shares to be convertible at the option of the holder into common shares of Bellus at any time at a price equal to 325% of the Conversion Price ( hich Conversion Price shall not be less than $0.20 Canadian); (iii) preferred shares to be entitled to a 3% cumulative annual stock dividend; and (iv) automatic conversion after 5 years at a price equal to 325% of the Conversion Price ( hich Conversion Price shall not be less than $0.20 Canadian). The special committee of the Board of Directors of Bellus has determined that this proposal is fair and reasonable to existing noteholders in the circumstances, as ell as in the best interest of Bellus and is necessary in order to secure the Ne Investment required by the Company. It is imperative that e move for ard quickly ith this process. Accordingly, e ould ask you to indicate your consent to the above proposal by returning a signed copy of this letter by facsimile ( 1 450 680 4501) to the undersigned on or before 4:00 p.m., Montreal time, on March 20, 2009, after hich time this offer ill lapse and be of no further effect. Should you have any questions of comments regarding this proposal, please contact Mr. Alon exler, at RSM Rienter Inc., by calling him on 1 514 934 3531 or e mailing him at a exler(a),r smrichter.com. Also, hen returning a signed copy of this proposal to the undersigned, please also send a copy to Mr. exler by e mail or by facsimile ( 1 514 934 3504). If you are a beneficial holder of the notes due in 2026, you must return a copy of this letter signed by you by this deadline. ith respect to the definitive documentation, a signature ill also be required of your broker, CIBC orld Markets (DTCC Participant No. 5030) as DTC participant and instructions ill be sent to you in this regard ith the definitive documentation. Formal documentation ill follo as required in due course. Sincerely, BELLUS HEALTH INC. Per: 4AA DavidSfafmer Vice Resident, General Counsel and Corporate Secretary Mtl: 1674927.4

3 I consent to the proposal set forth in the foregoing letter dated March 16, 2008, from BELLUS Health Inc. in relation to the US$500,000 Principal amount of 2006 Convertible Notes referred to therein. March ,2009. Signature Name of person signing Mel: 1674927.4

EXHIBIT 1.1(xxx)
Form of preferred shares
Filed separately as a material document.

EXHIBIT 2.1(a)
Form of Initial Note
Filed separately as a material contract.

EXHIBIT 2.1(b)
Form of Subsequent Note
Filed separately as a material contract.

EXHIBIT 3.2(k)
Forms of Hypothec

DEED OF HYPOTHEC
ON THE SIXTEENTH (16th) DAY OF APRIL, TWO THOUSAND NINE (2009).
B E F O R E Mtre. Jacques Roberge, the undersigned Notary for the Province of Québec, practicing at Montréal.
APPEARED: PICCHIO PHARMA INC., a corporation amalgamated under the Canada Business Corporations Act, having an office at 759 Square Victoria, Suite 224, Montreal, Quebec H2Y 2J7, herein acting and represented by Roberto Bellini, its director, hereunto authorized as he so declares. Notice of its address will be registered shortly at the Register of Personal and Movable Real Rights.
(hereinafter “Picchio”)
AND: BELLUS HEALTH INC., a corporation incorporated under the Canada Business Corporations Act, having its registered office at 275, boulevard Armand-Frappier, Laval (Québec) H7V 4A7, herein acting and represented by Mariano Rodriguez and David Skinner, duly authorized pursuant to a resolution adopted by its Board of Directors, a copy or duplicate of which is annexed hereto after having been acknowledged true and signed for the purpose of identification by said representatives in the presence of the undersigned Notary.
(hereinafter the “Grantor”)
THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

1. INTERPRETATION
     1.1 Definitions
     The following terms, wherever used in this Deed, shall, unless there be something in the context inconsistent therewith, have the following meanings:
1.1.1	“Canadian Dollars” or “Cdn$” means the legal currency in Canada;

1.1.2	“Charged Property” shall have the meaning ascribed to it in Section 3 hereof;

1.1.3	“Default” shall have the meaning ascribed to it in Section 11 hereof;

1.1.4	“Grantor” means BELLUS Health Inc. and any of its permitted successors or assigns;

1.1.5	“Hypothec” means the hypothec created pursuant to Section 3 hereof and the pledge of a securities contemplated in Section 7.1 hereof;

1.1.6	“Interlender Agreement” means that certain interlender agreement dated April 16, 2009 entered into between the existing Noteholders and the Trustee, as same may be amended, restated, modified, supplemented or replaced from time to time, a copy of which is attached hereto as Schedule “A” after having been acknowledged as true and signed for identification by the representatives of the parties, in the presence of the undersigned Notary;

1.1.7	“Noteholder (s)” or “Holder (s)” means Victoria Square Ventures Inc., Vitus Investments III Private Limited and any other person in whose name the Notes are issued or registered pursuant to the Note Purchase Agreements in accordance with the provisions thereof;

1.1.8	“Noteholders Instrument” means a written direction executed by Holder(s) of not less than 66 2/3% of the aggregate principal amount of Notes then outstanding;

1.1.9	“Note Purchase Agreements” means the note purchase agreements entered into on or about April 16, 2009 between Grantor, as issuer, and each of Victoria Square Ventures Inc. and Vitus Investments III Private Limited as purchasers, as well as any note purchase agreement entered into subsequent to the date hereof with any purchaser of BELLUS Notes, in each case, and as same may be amended, restated, modified, supplemented or replaced from time to time;

1.1.10	“Notes” means the notes issued from time to time pursuant to Note Purchase Agreements and outstanding thereunder, including without limitation, the Secured Convertible Promissory Notes;

1.1.11	“Plan” means the second amended plan of compromise and arrangement, proposed and supported by the Pan-Canadian Investors Committee for Third-Party Asset Backed Commercial Paper pursuant to the Companies’ Creditors Arrangement Act (Canada) as initially sanctioned by Ontario Superior Court of Justice on June 5, 2008 and as definitely approved further to certain amendments on January 12, 2009;

1.1.12	“Restructured Notes” means the notes issued to (or to be issued to) the Grantor pursuant to the Plan in replacement of the commercial paper held by the Grantor and subject to the Plan;

1.1.13	“Secured Obligations” means all of the obligations secured by the Hypothec pursuant to Section 5 hereof;

1.1.14	“Secured Convertible Promissory Notes” means collectively, the secured convertible promissory notes executed by Grantor in favour of Victoria Square Ventures Inc. and Vitus Investments III Private Limited on the Closing Date as well as any secured convertible promissory notes executed by BELLUS Health Inc. in favour of any other holder of Notes other than Victoria Square Ventures Inc. and Vitus Investments III Private Limited in each case, as said may be amended, restated, supplemented or replaced from time to time;

1.1.15	“This Deed”, “these presents”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Deed, and to any deed or document supplemental or complementary hereto or restating this Deed;

1.1.16	“Trustee” means the person appointed as Fondé de pouvoir for the Noteholders pursuant to Section 2 hereof and shall include its successors or assigns appointed pursuant to the provisions hereof.
All capitalized terms and expressions used herein and not expressly defined herein shall, unless there be something in the context inconsistent therewith, have the same meaning as that ascribed to them in each of the Note Purchase Agreements.
     1.2 Gender
     Unless there be something in the context inconsistent therewith, words importing the masculine gender shall include the feminine gender and vice versa.
     1.3 Headings
     The division of this Deed into sections, subsections and paragraphs and the insertion of titles are for convenience of reference only and do not affect the meaning or the interpretation of the present Deed. Unless otherwise indicated, a reference to a particular section, subsection or paragraph is a reference to the particular section, subsection or paragraph in this Deed.

     1.4 Benefits of this Deed
     The parties hereto shall be bound by the provisions hereof (including the irrevocable appointment in Section 2 below) and the benefits, rights, remedies or claims under this Deed shall enure to them to the exclusion of any others.
     1.5 Delays and calculation of delays
     The delays provided hereunder are calculated simultaneously with the delays imposed by law and are not in addition to such delays. In the calculation of delays, the first day is not included but the last is. When the date on which a delay expires or a payment has to be made or an act has to be done is not a Business Day, the delay expires or the payment must be made or the act must be done on the next following Business Day, unless the context indicates otherwise.
2. APPOINTMENT OF THE TRUSTEE AS FONDÉ DE POUVOIR
     The Grantor hereby irrevocably appoints Picchio and Picchio irrevocably accepts (subject to paragraph 14.6 hereof), to act as Fondé de pouvoir (“person holding the power of attorney”) as contemplated in Article 2692 of the Civil Code of Québec for the present and future Noteholders, in order to receive and hold any right, hypothec and security interest created hereby and hereafter created or constituted, as continuing security for the payment of the Notes, for the rateable and equal benefit of the Noteholders.
     Any Person who becomes a Noteholder shall benefit from the provisions hereof and the appointment of the Trustee as “fondé de pouvoir” for the Noteholders and, upon becoming a Noteholder, irrevocably authorizes the Trustee to perform such functions.
3. HYPOTHEC: DESCRIPTION OF CHARGED PROPERTY
     The Grantor hereby hypothecates in favour of the Trustee, for its own benefit and for the equal and ratable benefit of the Noteholders, the universality of all of the Grantor’s movable assets, corporeal and incorporeal, present and future and wherever situated other than the universality of present and future Restructured Notes (the “Charged Property”), including, without limitation, the following:

     3.1 Property in Stock
     All property in stock or inventory of any nature and kind of the Grantor whether in its possession, in transit or held on its behalf, including raw materials or other materials, goods manufactured or transformed, or in the process of being so, by the Grantor or by others, packaging materials, property evidenced by bill of lading, animals, mineral substances, hydrocarbons and other products of the soil as well as all fruits thereof, from the time of their extraction (hereinafter the “Property in stock”).
     The Property in stock held by third parties pursuant to a lease agreement, a leasing contract, a franchise or license agreement, or any other agreement entered into with the Grantor or on its behalf, is also subject to this Hypothec.
     Property having formed part of the Property in stock which has been alienated by the Grantor in favour of a third person but in respect of which the Grantor has retained title pursuant to a reservation of ownership provision, shall remain charged by the Hypothec until title is transferred; any Property in stock the ownership of which reverts to the Grantor pursuant to the resolution or resiliation of any agreement is also subject to the Hypothec.
     3.2 Claims, Book Debts and Other Movable Property
     3.2.1 Claims, Receivables and Book Debts
     All of the Grantor’s claims, debts, demands and choses in action, whatever their cause or nature, whether or not they are certain, liquid or exigible; whether or not evidenced by any title (and whether or not such title is negotiable), bill of exchange or draft; whether litigious or not; whether or not they have been previously or are to be invoiced; whether or not they constitute book debts. Hypothecated claims shall include: (i) indemnities payable to the Grantor under any contract of liability insurance, insurance of persons or subject to the rights of Trustees holding hypothecs on the insured property, (ii) the sums owing to the Grantor in connection with interest or currency exchange contracts (“SWAPS”) and other treasury or hedging instruments, management of risks instruments or derivative products existing in favour of the Grantor, and (iii) the

Grantor’s rights in the credit balance of accounts held for its benefit either by the Trustee (subject to the Trustee’s compensation rights) or by any financial institution or any other person.
     3.2.2 Rights of Action
     The Grantor’s rights under contract with third parties as well as the Grantor’s rights of action and claims against third persons.
     3.2.3 Accessories
     All the securities, security agreements, guarantees, suretyships, notes and accessories to the claims and rights mentioned above and other rights relating thereto (including, without limitation, the rights of the Grantor in its capacity as seller under an installment sale or a conditional sale, where the claims are the result of such sale).
     3.2.4 Movable Property
     All movable property owned by the Grantor and covered by the installment or conditional sales mentioned in paragraph 3.2.3 hereof.
     A right or a claim shall not be excluded from the Charged Property by reason of the fact that: (i) the debtor thereof is domiciled outside the Province of Québec or (ii) the debtor thereof is an affiliate (as such term is defined in the Canada Business Corporations Act) of the Grantor (regardless of the law of the jurisdiction of its incorporation) or (iii) such right or claim is not related to the operation of the Grantor or (iv) such right or claim is not related to the ordinary course of business of the Grantor.
     3.3 Securities
     All securities (including shares, debentures, units, bonds, obligations, rights, options, warrants, debt securities, investment certificates, units in mutual funds or any and all securities or financial assets as defined in An act respecting the transfer of securities and the establishment of security entitlements, SQ 2008 Ch. 20) held by the Grantor or on its behalf, as well as all those which are delivered by the Grantor to the Trustee or to a third party on its behalf from time to time and those listed in Schedule “B” hereto (collectively the “Securities”).
     3.4 Equipment and Road Vehicles
     All the equipment, office furniture, tools, machinery, rolling stock (including road vehicles), spare parts and additions.
     3.5 Trade Marks and Other Intellectual Property Rights
     All of the Grantor’s rights in any trade mark, copyright, industrial design, patent, invention, trade secret, know-how, plant breeders’ right, topography of integrated circuits and in any other intellectual property right (registered or not) including, if any, improvements and modifications thereto as well as rights in any action pertaining to the protection, in Canada or abroad, of any such intellectual property rights, including without limitation, those trademarks, patents and other proprietary rights listed in Schedule “C” hereto.
     3.6 Fruits and Revenues
     All fruits and revenues emanating from the above Charged Property, including without limitation equipment, negotiable instruments, bills, commercial paper, securities, monies, compensation for expropriation given or paid following a sale, repurchase, distribution or any other operation concerning any property hereby charged in favour of the Trustee or which has been charged under any other deed.
     3.7 Records and Others
     All records, data, vouchers, invoices and other documents related to the Charged Property described above, including without limitation computer programs, disks, tapes and other means of electronic communications as well as the rights of the Grantor to recover such property from third parties, receipts, client lists, directories and other similar property.
     The Hypothec created hereby shall be suspended with respect to any agreement, right, franchise, licence or permit

(the “Contractual Rights”) to which the Grantor is a party or of which the Grantor has the benefit, to the extent that the creation of the Hypothec therein would constitute a breach of the terms of or permit any Person to terminate the Contractual Rights, but the Grantor shall hold its interest therein, as mandatary, for the benefit of the Trustee until the consent of the other party thereto is obtained or notice is given in the manner required by the Contractual Rights. The Grantor agrees that it shall, upon the request of the Trustee, use all commercially reasonable efforts to obtain any consent and/or give any notice required, in order to permit any Contractual Rights to be subjected to the Hypothec created hereby.
     Where, under the terms of any of the above paragraphs, the Hypothec charges a universality of property, all property which is acquired, transformed or manufactured after the date of this agreement shall be charged by the Hypothec, whether or not such property has been acquired in replacement of other Charged Property which may have been alienated by the Grantor in the ordinary course of business, whether or not such property results from a transformation, mixture or combination of any Charged Property, and in the case of securities, whether or not they have been issued pursuant to the purchase, redemption, conversion or cancellation or any other transformation of the charged securities and without the Trustee being required to register or re-register any notice whatsoever, the object of the Hypothec being a universality of present and future property.
4. AMOUNT OF THE HYPOTHEC
     The amount for which the Hypothec is granted is a principal amount of FIFTY MILLION CANADIAN DOLLARS (Cdn $50,000,000) with interest thereon from the date of this Deed at the rate of twenty-five percent (25%) per annum.
5. SECURED OBLIGATIONS
     The Hypothec shall secure payment of the Notes in principal and interest.
     The Hypothec further secures the payment of all sums due or to become due pursuant to this Deed and the Note Purchase Agreements and the performance of all obligations provided for under this Deed, the Note Purchase Agreements and the Notes.

     Any future obligation hereby secured shall be deemed to be one in respect of which the Grantor has once again obliged itself hereunder according to the provisions of Article 2797 of the Civil Code of Québec (collectively the “Secured Obligations”).
6. ADDITIONAL PROVISIONS TO THE HYPOTHEC ON CLAIMS
     6.1 Authorization to Recover
          The Trustee hereby authorizes the Grantor to recover all Charged Property referred to in paragraph 3.2 (collectively, the “Hypothecated Claims”). The Grantor will have authorization to deal with same until the withdrawal by the Trustee of the authorization to collect in accordance with this Deed.
          The authorization provided above may be revoked by the Trustee at any time following the occurrence and continuance of a Default, by written notice to the Grantor, with respect to all or any part of the Hypothecated Claims, whereupon the Trustee shall be free to itself effect such recovery and to exercise any of the rights referred to in paragraph 6.2 below; the Grantor shall then remit to the Trustee all records, books, invoices, bills, contracts, titles, papers and other documents related to the Hypothecated Claims. If, after such authorization is revoked (and even if such revocation is not yet registered or delivered to the holders of such claims), sums payable under such Hypothecated Claims and property are paid to the Grantor, it shall receive same as mandatary of the Trustee and shall remit same to the Trustee promptly without the necessity of any demand to this effect. Furthermore, until the occurrence and continuance of a Default, the Grantor shall be specifically authorized to grant, in the ordinary course of its business, releases and discharges of security for claims which have been paid or otherwise settled.
     6.2 Recovery
          Following the occurrence and continuance of a Default, the Trustee may recover all Hypothecated Claims in accordance with what is provided for by law; it may further exercise any rights regarding such Hypothecated Claims and more particularly, it may grant or refuse any consent which may be required from the Grantor in its capacity as owner of such Hypothecated Claims, and shall not, in the exercise of such right, be required to obtain the consent of the Grantor or serve the Grantor any notice thereof, nor shall it be under any obligation to establish that the Grantor has refused or neglected to exercise such rights, and it may further grant delays, take or abandon any security, make arrangements with debtors of any Hypothecated Claims, make compromises, grant releases for good and valuable consideration and generally deal at its discretion with matters concerning all Hypothecated Claims without the intervention or consent of the Grantor.
7. ADDITIONAL PROVISIONS TO THE HYPOTHEC ON SECURITIES
     7.1 Delivery of Hypothecated Securities and Control Agreements
     Upon the full and final discharge of all present and future Permitted Senior Encumbrances securing the Permitted Senior Indebtedness, the Grantor undertakes to (i) pledge and deliver to the Trustee any and all certificates representing shares held by the Grantor in any and all Subsidiaries (the “Pledged Shares”) and any and all other Securities represented by certificate and forming part of the Charged Property, endorsed in blank or accompanied by a stock transfer power of attorney executed in blank as well as a certified copy of a resolution of the board of directors of each issuer of such Pledged Shares and Securities, or such other appropriate authority, in form and substance satisfactory to the Trustee, having regard to the applicable constating documents of such issuer, approving the transfer(s) contemplated by this Deed, including any prospective transfer of such Pledged Shares and Securities by the Trustee upon realization on the Hypothec, and (ii) should delivery of share certificates representing any of the Pledged Shares or Securities forming part of the Charged Property not be possible by reason of such Pledged Shares or Securities being uncertificated or for any other reason, the Grantor shall cause the issuer of such Pledged Shares or Securities (or any clearing agency, intermediary or custodian or nominee of any of them), as promptly as reasonably practicable after the said discharge, to enter into a control agreement with respect to said Pledged Shares or Securities, which control agreement shall be in terms reasonably acceptable to the Trustee and sufficient for the Hypothec to be first-ranking hypothec on such Pledged Shares or Securities.

     7.2 Registration of Hypothecated Securities in Name if Trustee
          The Trustee may request, following the occurrence of Default which is continuing, that the Grantor cause, and the Grantor shall then cause, such of the hypothecated securities to be registered in the name of the Trustee or its nominee and, if then requested by Trustee, transfer such hypothecated securities into the name of the Trustee or its nominee, so that the Trustee or its nominee may appear as the sole owner of record of such hypothecated securities.
          If any hypothecated securities are at any time uncertificated and registered or recorded in records maintained by or on behalf of the issuer thereof in the name of a clearing agency or a custodian or of a nominee of either, the Grantor will, at the request and option of the Trustee, (i) cause an appropriate entry to be made in the records of the clearing agency or custodian to record the interest of the Trustee in such hypothecated securities or instruments created pursuant to this Agreement or (ii) cause the Trustee to have control over such hypothecated securities.
     7.3 Notices and Other Communications in Respect of Hypothecated Securities
          Until the occurrence of a Default that is continuing, the Trustee shall deliver promptly to the Grantor all notices or other communications received by the Trustee in respect to any hypothecated securities. After the occurrence of a Default that is continuing, the Grantor waives all rights to receive any notices or communications received by the Trustee or its nominee in respect of the hypothecated securities.
     7.4 Voting and Other Rights
          Until the occurrence of a Default that is continuing:
7.4.1	The Grantor may exercise all rights to vote and to exercise all rights of conversion or retraction or other similar rights with respect to any hypothecated securities; provided that no such exercise will have an adverse effect on the value of such hypothecated securities or the effectiveness of the security created hereunder, and all reasonable expenses of the Trustee in connection therewith have been paid in full and provided further that, upon the exercise of the conversion or retraction right, the additional hypothecated securities resulting therefrom shall be paid or delivered to the Trustee;

7.4.2	The Grantor shall be entitled to receive and retain all dividends (whether paid or distributed in cash, hypothecated securities, or other property) and interest declared and paid or distributed in respect of the hypothecated securities which it would otherwise be entitled to receive, but all dividends, distributions, returns of capital or other distributions made on or in respect of the hypothecated securities, resulting from a subdivision, combination, redemption or reclassification of such hypothecated securities or any part thereof, or received in exchange for such hypothecated securities or any part thereof, or received as a result or any merger, consolidation, acquisition or other exchange of assets to which any issuer may be a party or otherwise, or as a result of any exercise of any share purchase or subscription right, shall be and become part of the hypothecated securities hereunder.
          Upon the occurrence of a Default that is continuing:
7.4.3	the Grantor shall have no rights to vote or take any other action with respect to any hypothecated securities;

7.4.4	the Trustee may, but shall not be obliged to, vote and take all other action with respect to any hypothecated securities; and

7.4.5	the Grantor shall cease to be entitled to receive any dividends, interest, whether declared or payable before or after the occurrence of the Default, in respect of the hypothecated securities and the Trustee will have the sole and exclusive right and authority to receive and retain the cash dividends, interest and other forms of cash distribution the Grantor would otherwise be authorized to retain pursuant to section 7.4.2.
          Any and all money and other property paid over to or received by the Trustee pursuant to section 7.4.5 shall be retained by the Trustee as additional hypothecated securities hereunder and applied in accordance with the provisions hereof.
8. ASSIGNMENT OF CLAIMS SUBJECT TO THE FINANCIAL ADMINISTRATION ACT
     The Grantor hereby assigns to the Trustee by way of absolute assignment all its present and future claims which form part of the Charged Property and are subject to Sections 67 and 68 of the Financial Administration Act, as collateral and continuing security of all Secured Obligations. The Trustee may, at any time, after a Default shall have occurred and be continuing, fulfill any of the formalities required by law to make such transfer enforceable.
9. REPRESENTATIONS AND WARRANTIES
     The Grantor hereby represents and warrants that:
9.1	Its domicile, registered office, head office and chief executive office are all located in the Province of Quebec and have always been located therein. It has no places of business outside the Province of Québec;

9.2	It uses no business or firm name (nor has it used in the past) other than those referred to in Schedule “D” hereof;

9.3	It does not hold any claims which are subject to Sections 67 and 68 of the Financial Administration Act;

9.4	Other than a claim granted by BELLUS Health (Innodia) Inc. in favour of the Grantor, it does not hold any claim secured by registered hypothec; and

9.5	Any corporeal movable included in the Charged Property, other than the property referred to in paragraphs 3.2 and 3.6 hereinabove and property in transit, is located in the premises described in Schedule “D” hereof, and is not intended to be used in more than one province or country.
10. COVENANTS OF THE GRANTOR
     The Grantor undertakes:
     10.1  to inform the Trustee in writing of:
10.1.1	any change whatsoever in the representations and warranties contained in paragraphs 9.1 through 9.5 hereof;

10.1.2	the name of any guarantor or debtor having granted security for the payment of any Hypothecated Claim and, in such cases, to provide the Trustee, upon demand, with satisfactory proof that such security has been registered or published in accordance with applicable law in order for the rights of the Trustee to be set up against third parties;

10.1.3	of the existence of any security, hypothec or property right retained or assigned securing claims and other Charged Property referred to in Section 3.2 hereof and, in such cases, to provide the Trustee, upon demand, with satisfactory proof that such security or hypothec has been registered or published in accordance with applicable law in order for the rights of the Trustee to be set up against third persons;

10.1.4	of the existence and details of any new claim falling under Article 8 hereof.
     10.2 Fees and Expenses
          To pay all reasonable costs and expenses relating to the exercise of all rights resulting in favour of the Trustee from this agreement as well as all costs and expenses incurred to set up the rights of the Trustee against third persons, and all discharge fees (such costs and expenses shall include all reasonable fees and expenses of consultants, mandataries or counsel retained for any appraisal required or in case of default, as well as administrative fees and, as the case may be, a ten per cent (10%) collection charge of the amount recovered in connection with the hypothecated claims); to reimburse the Trustee for all costs and expenses incurred by it for the purpose of carrying out the Grantor’s obligations or of exercising its rights, all such costs and expenses bearing interest at an annual rate equal to 12%; the obligations arising from this paragraph shall not exceed twenty-five per cent (25%) of the nominal value of the Hypothec; the repayment of such costs and expenses shall be secured by the Hypothec.
     10.3 Location of Collateral and Name Change
          Other than stock in transit and inventory sold in the ordinary course of business, not to change the location of the Charged Property presently located in the Province of Quebec outside the Province of Québec without the written consent of the Trustee nor to change the location of the Charged Property from the premises identified in Schedule “D” hereof without notifying the Trustee in writing at least 20 days prior to such change, and identifying any new location of the Charged Property. The Grantor shall also notify the Trustee in writing of any change in its name at least 20 days prior to such change taking effect.
     10.4 Inspection
          To enable the Trustee to examine, inspect and appraise, at the Grantor’s expense, any Charged Property, and to grant to the Trustee access to all premises where such property may be located.
     10.5 List of Property in Stock and Book Debts
          To give the Trustee, from time to time, upon demand, a statement of the value of its Property in stock (calculated at the lower of its acquisition cost or fair market value) and a list of its book debts shown in the reverse order of their due date.

     10.6 Insurance
          All present insurance policies maintained by the Grantor in respect to Charged Property shall be maintained at all times on terms and conditions similar to those presently in effect and with reputable insurers acceptable to the Trustee. The Trustee is forthwith hereby named as beneficiary of the indemnities payable pursuant to these policies and the Grantor shall designate this name on policies which shall in addition (i) include a standard hypothecary guarantee clause approved by the Insurance Bureau of Canada, preventing the invalidation of the policies because of any reference contained in the insurance application or omitted therefrom or any act or negligence of the Grantor and (ii) include provisions preventing their cancellation or amendment to the detriment of the Trustee for any reason whatsoever including the failure to pay a premium required to renew a policy, unless this failure to pay, omission or other default has not been remedied within thirty (30) days following receipt by the Trustee of a written notice of such default or omission.
          Furthermore, the Grantor shall maintain civil liability insurance for an amount of at least two million dollars ($2,000,000) per incident.
          The Trustee may in addition require such other future coverage that a prudent lender would reasonably require.
          Before the Trustee extends any advance, the Grantor shall remit policies to it evidencing such insurance and, thereafter, at least fifteen (15) days before expiry of a policy, the Grantor shall remit the renewal certificate to the Trustee.
          Should the Grantor fail to comply with the provisions of this paragraph, the Trustee may, at the Grantor’s expense, take out the insurance it shall deem appropriate.
     10.7 Loss or Damage
          To immediately notify the Trustee of any material loss or damage to the Charged Property and take all diligent steps to ensure that the insurer pays the indemnity to the Trustee. The Trustee shall collect the insurance indemnities and may opt to apply them in whole or in part to reduce any sums owed pursuant hereto (even if such sums are not due or payable); this reduction can only take place once the Trustee has informed the Grantor of such choice.

The Trustee may also opt to apply the indemnities, in whole or in part, to the payment of replacement, repair or rebuilding costs.
          No material construction or repair to the Charged Property shall be undertaken and no replacement made without the Trustee’s consent. Granting this consent shall not oblige the Trustee to assume the costs thereof or to apply the insurance indemnities to their payment.
          The Trustee may also request reimbursement of any sum remaining unpaid pursuant thereto, in capital, interest, expenses and accessories in the event it opts not to apply the insurance indemnities to the replacement, repair or rebuilding.
     10.8 Pledged Shares and Securities
          Not to pledge and deliver any certificates representing the Pledged Shares or Securities to, or enter into or allow any issuer of any of the Pledged Shares or Securities (or any clearing agency, intermediary or custodian or nominee of any of them) to enter into any control agreements with respect the Pledged Shares or Securities with, any Person except as and when expressly provided in Section 7.1 of this Deed.
11. EVENTS OF DEFAULT
          The Grantor shall be in default hereunder without notice or other formality and the security hereby constituted shall immediately become enforceable, upon default or an event of default under the Note Purchase Agreements or any Note, including if it fails to pay any Note, in principal or interest, upon demand (collectively, a “Default”).
12. TRUSTEE’S RECOURSES IN CASE OF DEFAULT
     12.1 Exercise of rights
          Upon the occurrence and continuance of a Default, the Trustee shall upon receipt of a Noteholders’ Instrument, through its officers, agents or attorneys, exercise any right of action provided for under this Deed (and more particularly under this Section 12) or by law or in equity including without limitation any of the hypothecary rights provided for under Articles 2748 to 2794 of the Civil Code of Québec and any rights or remedies provided to secured parties under any applicable personal property security legislation. Moreover, the Trustee shall act according to the provisions of Section 6 of the Interlender Agreement.
     12.2 Rights of the Trustee
          Whatever hypothecary rights the Trustee elects to exercise or whatever rights or recourses the Trustee elects to exercise either pursuant to the law of any other jurisdiction or in equity, the following provisions shall apply:
12.2.1	the Trustee may, in its discretion, at the Grantor’s expense:
12.2.1.1	pursue the transformation of the Charged Property or any work in progress or unfinished goods comprised in the Charged Property and complete the manufacture or processing thereof or proceed with any operations to which such property is submitted by the Grantor in the ordinary course of its business and acquire property for such purposes;

12.2.1.2	alienate or dispose of any Charged Property which may be obsolete, may perish or is likely to depreciate rapidly;

12.2.1.3	use for its benefit all information obtained while exercising its rights;

12.2.1.4	perform any of the Grantor’s obligations or covenants hereunder;

12.2.1.5	exercise any right attached to the Charged Property on such conditions and in such manner as it may determine, acting reasonably;

12.2.1.6	for the exercise of any of its rights, utilize without charge the Grantor’s plant, equipment, machinery, process, information, records, computer programs and intellectual property;

12.2.1.7	borrow monies or lend monies and, in such cases the monies borrowed or lent by the Trustee shall bear interest at the rate then obtained by the Trustee in the case of monies borrowed or determined reasonably by the Trustee in the case of monies lent by it; these monies shall be reimbursed by the Grantor on demand and, until they have been repaid in full, such monies and interest thereon shall be secured by the present Hypothec and be paid in priority of any other sums secured hereby;

12.2.1.8	ensure the maintenance or repair, restore or renovate the Charged property, the whole at the Grantor’s costs;
12.2.2	the Trustee may, directly or indirectly, purchase or otherwise acquire the Charged Property;

12.2.3	the Trustee, where reasonably required in the exercise of its rights, may waive any right of the Grantor, with or without consideration therefor;

12.2.4	the Trustee shall have no obligation to make an inventory of the Charged Property, to take out any kind of insurance with respect thereof or to grant any security whatsoever;

12.2.5	the Trustee shall not be bound to continue to carry on the Grantor’s enterprise or to make any productive use of the Charged Property or to maintain such property in operating condition;

12.2.6	the Grantor shall, upon request of the Trustee, move the Charged Property and render it available to the Trustee unto premises designated by the Trustee and which, in its opinion, shall be more suitable in the circumstances.
     12.3 Grantor’s remedy
          If the Grantor remedies the default mentioned in the prior notice of exercise of hypothecary right, the Grantor shall, as required by law, pay all reasonable fees and expenses incurred by the Trustee by reason of the default; these fees shall include without limitation the administrative fees of the Trustee, the reasonable legal fees of its legal advisers and reasonable fees paid to experts.
     12.4 Taking in payment
          If the Trustee elects to exercise its right to take in payment the Charged Property and the Grantor requires that the Trustee instead sell by itself or under judicial authority the Charged Property on which such right is exercised, the Grantor hereby acknowledges that the Trustee shall not be bound to abandon its recourse of taking in payment unless, prior to the expiry of the time period allocated for surrender, the Trustee (i) has been granted a security satisfactory to it, to ensure that the proceeds of the sale of the Charged Property will be sufficient to pay the Notes in full, (ii) has been reimbursed for all reasonable costs and expenses incurred in connection to this Deed, including all reasonable fees of consultants and legal counsel and (iii) has been advanced the necessary sums for the sale of said Charged Property; the Grantor further acknowledges that the Trustee alone is entitled to select the type of sale it may wish to conduct or have conducted and shall have no liability for any loss as a result of selection of any particular type of sale.
     12.5 Surrender of Charged Property
          The Grantor will be deemed to have surrendered the Charged Property which is in the possession of the Trustee, or of a third party on its behalf, if the Trustee has not, within the delays determined by law or by a tribunal to surrender, received written notice from the Grantor to the effect that it intends to contest the exercise of the hypothecary recourse set forth in the prior notice.
     12.6 Evaluation
          Where the Trustee sells the Charged Property itself or by its agent, it shall not be required to obtain any prior assessment by a third party.
     12.7 Sale of Charged Property
          The Trustee may elect to sell the Charged Property after giving such prior notices as may be required by law; the sale may be made with legal warranty given by the Grantor or with complete or partial exclusion of such warranty; the sale may also be made for cash or with a term or under such reasonable conditions determined by the Trustee; upon failure of payment of the purchase price, the Trustee may resiliate or resolve such sale and such Charged Property may then be resold.
     12.8 Use of premises
          In order to exercise any of its rights, the Trustee may use the premises located at any place of business of the Grantor.
     12.9 Liability of Grantor
          The Grantor shall remain liable to the Trustee for any deficiency remaining after the application of the proceeds of any sale, lease or disposition of the Charged Property by the Trustee.
     12.10 Imputation of Payments
          All monies arising from any sale or realization of the Charged Property shall be applied, by the Trustee, according to the Interlender Agreement, notably Sections 4 and 5 of such agreement.

13. GENERAL PROVISIONS
     13.1 Additional Security
          The Hypothec created hereby is in addition to and not in substitution of or in replacement for any other hypothec or security held by the Trustee and shall not impair the Trustee’s rights of compensation and set-off.
     13.2 Investments
          The Trustee may, at the written direction of the Noteholders, invest any monies or instruments received or held by it pursuant to this Deed or deposit same in an account without having to comply with any legal provisions concerning the investment of property of others.
     13.3 Delays
          The Trustee may grant delays, take any security or renounce thereto, accept compromises, grant quittances and releases and generally deal with any matters related to the Charged Property, the whole without limiting the rights of the Trustee and without reducing the liability of the Grantor.
     13.4 Continuing Security
          The Hypothec shall be a continuing security and shall remain in full force and effect despite the repayment from time to time, of the whole or of any part of the Secured Obligations; it shall remain in full force until the execution of a final release by the Trustee which the Trustee shall execute upon the full and final repayment of the Secured Obligations.
     13.5 Time of Essence
          The Grantor shall be deemed “en demeure” by the mere lapse of time provided for the Grantor to perform its obligations or the expiry of any term therefor, without the Trustee being obliged to serve any notice or prior notice upon the Grantor.
     13.6 Cumulative Rights
          The rights and recourses of the Trustee hereunder are cumulative and do not exclude any other rights and recourses which the Trustee might have. No omission or delay on the part of the

Trustee in the exercise of any right shall have the effect of operating as a waiver of such right. The partial or sole exercise of a right or power will not prevent the Trustee from exercising thereafter any other right or power. The Trustee may exercise its right hereunder without any obligation to exercise any right against any other person liable for payment of the Secured Obligations and without having to enforce any other security granted with respect to the Secured Obligations.
     13.7 Irrevocable power of attorney
          Effective following the occurrence and continuance of a Default, the Trustee is hereby designated as the irrevocable attorney of the Grantor with full powers of substitution for the purposes hereof or for the purpose of carrying out any and all acts and executing any and all deeds, proxies or other documents which the Trustee may deem useful in order to exercise its rights or which the Grantor neglects or refuses to execute or to carry out.
     13.8 Delegation
          The Trustee may appoint such agents and employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and shall not be responsible for any misconduct on the part of any of them, other than gross negligence or wilful misconduct. The Trustee may pay remuneration for all services performed for it in the discharge of its duties hereof.
          The Trustee may act and rely and shall be protected in acting in good faith on the opinion or advice of or information obtained from any agent, counsel, accountant, engineer, appraiser or other expert or adviser, whether retained or employed by the Grantor, Noteholders or the Trustee, in relation to any matter arising in the performance of its duties under the Deed of Hypothec.
     13.9 Solidary Liability
          Where several Grantors have signed the present Deed or further become liable for the obligations of the Grantor, each such person shall be solidarily (jointly and severally) liable toward the Trustee for the performance of all the Secured Obligations. “Solidary” means that each such person is liable individually for the whole amount due.

     13.10 Liability
          The Trustee shall not be liable for material injuries or damages resulting from its fault, or the fault of its agents, directors, employees, representatives, officers, consultants, unless such fault is gross or intentional.
     13.11 Successors
          The rights hereby conferred upon the Trustee shall benefit all its successors, including any entity resulting from the merger of the Trustee with any other person or persons.
     13.12 Notices
          Any notice to the parties hereto shall be delivered in writing to their respective addresses set out in the Note Purchase Agreements and in the manner set out therein.
     13.13 Trust provisions
          Notwithstanding the references herein or in any Note to the Trustee (or its successor hereunder, if any) as a “Trustee” or to it acting as trustee, no trust within the meaning of Chapter II of the Title Six of Book Four of the Civil Code of Québec is intended to be or is created or constituted hereby. In addition, the provisions of Title Seven of Book Four of the Civil Code of Québec shall not apply to any administration by the Trustee hereunder.
14. CONCERNING THE TRUSTEE
     14.1 Discretion
          The Trustee, except as herein otherwise provided, shall, with respect to all rights, powers and authorities vested in it, have absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof, and in the absence of fraud, it shall be in no way responsible for any loss, costs, damages or inconvenience that may result from the exercise or non-exercise thereof.

     14.2 Possession or Production of the Notes
          All rights of action under this Deed may be enforced by the Trustee without the possession of the Notes hereby secured or the production thereof.
     14.3 Indemnification of Trustee
          In addition to and without limiting any other protection of the Trustee hereunder or otherwise by law, the Grantor shall indemnify and hold the Trustee, its officers, directors, employees, representatives and agents harmless from and against any and all liabilities, losses, claims, damages, penalties, actions, suits, demands, levies, costs, expenses and disbursements including any and all reasonable legal and adviser fees and disbursements of whatever kind or nature which may at any time be suffered by, imposed on, incurred by or asserted against the Trustee, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Trustee in connection with its acting as Trustee hereunder unless arising from the gross negligence or wilful misconduct on the part of the Trustee. Notwithstanding any other provision hereof, this indemnity shall survive the removal, or resignation of the Trustee, discharge of this Hypothec and termination of any security created hereby.
          The Grantor shall indemnify the Trustee for, and hold it harmless against, any loss, damages, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance of its duties and obligations hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.
     14.4 Bankruptcy of Trustee
          The bankruptcy of the Trustee shall not terminate its rights, powers, trusts and duties hereunder provided that such rights, powers, trusts and duties are assumed by a successor Fondé de pouvoir appointed in accordance with the provisions hereof.
     14.5 Merger, Consolidation, Amalgamation
          Any company with which the Trustee may be merged, consolidated or amalgamated will become the successor trustee hereunder without any further action on the part of the trustee.

     14.6 Successor Trustee
          The Trustee may resign upon written 10 days notice to the Grantor and Noteholders. The Noteholders, by a Noteholders Instrument, shall then appoint a new fondé de pouvoir, to replace the Trustee but the resignation of the Trustee shall not take effect until a new fondé de pouvoir is appointed. The Noteholders may also, by Noteholders Instrument, replace the Trustee by removing the Trustee and appointing another fondé de pouvoir.
     14.7 Article 32 of An Act Respecting the special powers of legal persons (Québec)
          The parties hereto hereby expressly waive the provisions and protection of Section 32 of An Act respecting the special powers of legal persons (Québec) and specifically authorize the Trustee and any partnership or legal person whereof the Trustee is a member to act as a Noteholder and purchase whole or part of the first issuance of Notes.
     14.8 Interlender Agreement
          The Trustee shall be governed, in addition to the rules stipulated hereunder, by the provisions of the Interlender Agreement, which shall apply to any successor trustee.
15. INTERLENDER AGREEMENT
     The Grantor acknowledges the terms of the Interlender Agreement and agrees not to deal directly with the Noteholders in respect to matters for which the Trustee is solely responsible thereunder. Notwithstanding the foregoing, the Grantor shall be entitled to rely and act upon any notice received from the Trustee and shall be under no obligation to verify whether such notice complies with the Interlender Agreement. Moreover, for greater certainty, nothing herein shall be construed so as to restrict the Grantor from dealing directly with the Noteholders pursuant to the Notes or Note Purchase Agreements or the Noteholders from dealing with the Grantor pursuant to the Notes or Note Purchase Agreements.

16. GOVERNING LAW
     This Deed shall be governed by and construed in accordance with the laws of the Province of Québec, including the rules relating to conflicts of laws provided for thereunder.
17. SCHEDULES
     17.1 Schedule A
[See Interlender Agreement which remains attached hereto after having been acknowledged as true and signed for identification by the representatives of the parties, in the presence of the undersigned Notary]

          17.2 Schedule B
               Below is Schedule “B” to this Deed:
List of securities

Hypothecated Securities

OVOS Natural Health Inc.

BELLUS Health U.S. LLC

BELLUS Health Luxco I S.a.r.l. & Cie. S.C.S.

BELLUS Health Luxco I S.a.r.l.

4166591 Canada Inc.

BELLUS Health (Innodia) Inc.
          17.3 Schedule C
               Below is Schedule “C” to this Deed:
List of Intellectual Property

Trademarks

Country	Trademark	Application No	Status
Canada	Alzhemed	1,383,233	Pending
Canada	Bellus	1,402,093	Pending
Canada	BELLUS Health	1,383,890	Pending
Canada	Bellus Santé	1,384,572	Pending
Canada	Shield & Design	1,402,092	Pending
          17.4 Schedule D
               Below is Schedule “D” to this Deed:
Location of Charged Property

275, boulevard Armand-Frappier, Laval (Québec) H7V 4A7
CANADA

Business and Firm Names

Current names (French and English):

BELLUS Santé Inc.

BELLUS Health Inc.

Previous names (French and English):

Neurochem Inc.
18. ENGLISH LANGUAGE
     The parties hereto confirm that the present agreement has been drawn up in the English language at their request. Les parties aux présentes confirment que la présente convention a été rédigée en langue anglaise à leur demande.
WHEREOF ACTE, done and passed at the City of Montreal on the date aforesaid and remains of record in the office of the undersigned Notary under minute number
The representatives of the parties declared to the said Notary to have taken cognizance of the present deed and to have exempted the said Notary from reading same or causing same to be read,

following which the representatives of the parties signed in the presence of the Notary and as follows:

BELLUS HEALTH INC.

per:
Mariano Rodriguez, authorized
representative

per:
David Skinner, authorized
representative

PICCHIO PHARMA INC.

per:
Roberto Bellini

Jacques Roberge, Notary

EXHIBIT 3.2(k)(ii)
Forms of Guarantee

GUARANTEE AGREEMENT
This Agreement is made as of April ____, 2009.

TO:	Picchio Pharma Inc., in its capacity as Agent (as defined herein);

AND TO:	Victoria Square Ventures Inc., in its capacity as lender pursuant to the secured convertible promissory note issued on April ____, 2009 by BELLUS Health Inc. (the “Borrower”) in favour of Victoria Square Ventures Inc. in the aggregate principal amount of CDN$10,500,000 (as amended, restated, supplemented, replaced, renewed, extended or otherwise modified from time to time the “VSV Note”);

AND TO:	Vitus Investments III Private Limited, in its capacity as lender pursuant to the secured convertible promissory note issued on April ____, 2009 by the Borrower in favour of Vitus Investments III Private Limited in the aggregate principal amount of CDN$10 million (as amended, restated, supplemented, replaced, renewed, extended or otherwise modified from time to time the “Vitus Note”).
RECITALS:
Capitalized terms used but not defined herein shall have the meaning assigned thereto in each of the Notes (as defined herein), as applicable.
In consideration of the Secured Parties (as defined herein) making certain financial accommodations available to the Borrower pursuant to the Notes and at the request of the Borrower that the Guarantor provide this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Guarantor agrees with and in favour of the Agent, in its capacity as administrative agent for the Secured Parties, and each of the Secured Parties as follows:
1. Definitions
“Agent” means Picchio Pharma Inc. in its capacity as administrative agent for the Secured Parties and its successors in such capacity.
“Agreement” means this agreement, including the exhibits and recitals to this agreement, and the Supplements, as it or they may be amended, restated, supplemented, replaced, renewed, extended or otherwise modified from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and not to any particular section or other portion of this Agreement.
“Borrower” means BELLUS Health Inc.
“Guaranteed Obligations” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or solidary,

absolute or contingent, matured or unmatured) of or owing by the Borrower to the Secured Parties (or any of them) at any time and from time to time, present and future, under, in connection with or with respect to the Note Purchase Agreements, the Notes or the Security Documents and all documents, undertakings and agreements entered into by the Guarantor pursuant to or in connection with the Note Purchase Agreements, the Notes or the Security Documents, and all amendments, restatements, replacements, renewals, extensions, or supplements of, and continuations to, each such agreement, undertaking or contract, and including without limitation, all liabilities of the Borrower arising as a consequence of its failure to pay or fulfil any of such indebtedness, liabilities and obligations, and any unpaid balance thereof.
“Guaranteed Parties” means the Agent and the Secured Parties.
“Guarantor” means 4166591 Canada Inc.
“Insolvency Proceeding” means any insolvency proceeding seeking to adjudicate a Person an insolvent, seeking a receiving order against such Person or seeking liquidation, dissolution, winding-up, reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise), compromise, arrangement, adjustment, protection, moratorium, relief or composition of such Person or its debts or a stay of proceedings of such Person’s creditors generally (or any class of creditors) or any other relief, under applicable law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors.
“Note Purchase Agreements” means the note purchase agreement dated April ___, 2009 by and between BELLUS Health Inc. and each of Victoria Square Ventures Inc. and Vitus Investments III Private Limited as well as the note purchase agreements which may be executed following the date hereof by and between BELLUS Health Inc. and any Person that is issued Notes by BELLUS Health Inc. on substantially similar terms to the Notes issued to Victoria Square Ventures Inc. and Vitus Investments III Private Limited, in each case, as amended, restated, supplemented, replaced, renewed, extended or otherwise modified from time to time.
“Notes” has the meaning ascribed to it in the Note Purchase Agreements.
“Organizational Documents” means, with respect to any Person, such Person’s articles or other charter documents, by-laws, unanimous shareholder agreement, partnership agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments in relation to such Person.
“Secured Parties” means Victoria Square Ventures Inc. and Vitus Investments III Private Limited and any other person in whose name Notes are issued or registered pursuant to the Note Purchase Agreements in accordance with the provisions thereof.
“Security” means any present or future Encumbrance, or any present or future guarantee or other financial assistance, granted by any Person with respect to any or all of the Guaranteed Obligations or the obligations of the Guarantor hereunder.

Except where the context otherwise requires, any references in this Guarantee to “winding-up” includes bankruptcy and any procedure under any Applicable Law which is analogous to winding-up or bankruptcy.
2. Guarantee
2.1 The Guarantor hereby unconditionally and irrevocably:
(a) guarantees to the Guaranteed Parties, the prompt payment and performance of the Guaranteed Obligations; and
(b) (as principal debtor and not merely as surety) undertakes to the Guaranteed Parties that, if and each time that the Borrower does not make payments of any amounts owing under or perform any of the Guaranteed Obligations, in each case in accordance with the Notes, the Guarantor shall pay to the Agent the amounts not so paid in whatever currency denominated or, as the case may be, perform or procure performance of any of the Borrower’s other obligations not performed upon first written demand by the Agent.
2.2 All amounts payable by the Guarantor under this Agreement will be paid to the Agent (for the benefit of the Secured Parties) at the following address Picchio Pharma Inc., 759 Square Victoria, Suite 224, Montreal, Quebec H2Y 2J7 or as otherwise directed in writing by the Agent. Receipt by the Agent of payments by the Guarantor shall be deemed to be receipt by the Secured Parties regardless of whether the Agent has forwarded such payments to such Secured Parties. Any amounts payable by the Guarantor under this Agreement which are not paid forthwith upon demand therefor by the Agent will bear interest at an annual rate equal to the Default Interest Rate pursuant to or in compliance with Section 9.2(b) of the VSV Note.
3. Guarantor’s Obligations
The obligations of the Guarantor hereunder are continuing, absolute, unconditional and irrevocable and shall extend to, but shall not exceed, the ultimate balance and to the performance in full of the Guaranteed Obligations. The obligations of the Guarantor hereunder will remain effective despite, and will not be released, discharged, diminished, subject to defense, exonerated, limited or in any way affected by anything done, omitted to be done, suffered or permitted by any Secured Party, the Borrower, the Guarantor or any other Person, or by any other thing of any nature, kind or description, other than unconditional and irrevocable payment and performance in full of all of the Guaranteed Obligations and all of the obligations of such Guarantor hereunder. The Guarantor may not terminate this Guarantee by notice to the Agent, any Secured Party or otherwise. The Guarantor hereby irrevocably renounces to any right it may acquire to be released from its guarantee (i) pursuant to Articles 2362 or 2365 of the Civil Code of Quebec and (ii) consequently to the cessation of any of its duties towards the Borrower, including to the benefit of Article 2363 of the Civil Code of Quebec. At any time upon demand of the Agent, the Guarantor shall renew its guarantee hereunder by executing such documents for this purpose as may be requested by Agent.

4. Continuing Obligation
(a)	Without limiting the generality of Section 3, as between the Agent, the Secured Parties, the Borrower and the Guarantor, the Guarantor is and shall continue to be liable under this Agreement notwithstanding:
(i)	any transaction which may take place between the Agent, the Secured Parties and the Borrower and whether or not the Borrower has been given notice of such transaction and whether or not the Borrower has consented thereto;

(ii)	any act, omission, neglect or default of the Agent or any Secured Party which might otherwise operate as a discharge, either partial or absolute, of the Borrower, and, whether or not the Borrower has been given notice of such act, omission, neglect or default and whether or not the Borrower has consented thereto;

(iii)	the Agent or any Secured Party failing to or abstaining from perfecting any Security which may be offered by the Borrower or the Guarantor;

(iv)	the release, discharge, renewal, modification, variation or amendment, in whole or in part, of the terms of any of the Guaranteed Obligations or any Security (including without restriction any increase or decrease in the aggregate principal amount of any of the Notes, applicable interest rates, fees, or any extension or reduction in the Maturity Date);

(v)	the granting of any time or other indulgences to the Borrower or anyone else now or hereafter liable to the Secured Parties in respect of the Guaranteed Obligations;

(vi)	the taking of collateral security or additional guarantees by the Agent or the Secured Parties;

(vii)	the Agent or any Secured Party failing to or abstaining from realizing upon any Security which may be available;

(viii)	the acceptance, by the Agent or the Secured Parties, of any composition or arrangement involving any Security which is available, or the variation or termination of any contract or agreement between the Borrower and the Agent or the Secured Parties;

(ix)	the release, howsoever obtained or caused, of the Borrower from any or all of the Guaranteed Obligations;

(x)	any Insolvency Proceeding affecting the Borrower, the Guarantor, the Agent, any Secured Party or any other Person at any time, or any other judicial proceedings relating to the dissolution of the Borrower, the Agent, the Guarantor, any Secured Party or any other Person at any time;

(xi)	any compromise, reduction or disallowance of any of the Borrower’s obligations by virtue of the application of any Insolvency Proceeding or similar such proceeding and laws affecting creditors’ rights generally or general principles of equity;

(xii)	the existence of any claims, set-off or other rights that the Guarantor may have against the Borrower, any Secured Party or any other Person, whether or not related to the transactions contemplated by the Notes;

(xiii)	any invalidity, illegality, irregularity or unenforceability for any reason of the Notes or in any part thereof as regards the Borrower or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower of the principal of or interest on any amount payable by the Borrower under the Notes (including but not limited to any defect or limitation with respect to power and capacity of the Borrower);

(xiv)	any non-compliance with or contravention by the Guarantor of any provision of any corporate statute applicable to such Guarantor relative to guarantees or other financial assistance given by such Guarantor;

(xv)	any contest by the Borrower or any Person as to the amount of the Guaranteed Obligations;

(xvi)	any loss of, or in respect of, any Security by or on behalf of any Secured Party from the Borrower, the Guarantor or any other Person, whether occasioned through the fault of any Secured Party or otherwise;

(xvii)	any loss or impairment of any right of the Guarantor for subrogation, reimbursement or contribution, whether or not as a result of any action taken or omitted to be taken by any Secured Party;

(xviii)	the recovery of any judgment against the Borrower or any action to enforce the same;

(xix)	the transfer of the Borrower’s obligations under this Agreement or any other Transaction Document to any Secured Party or to anyone else, or the assumption of any Security with or without the release of the Borrower and with or without consent of the Agent, the Secured Parties, the Borrower or the Guarantor;

(xx)	the termination, for any cause or reason whatsoever, of any right of the Agent or the Secured Parties held against the Borrower or anyone else pursuant to the Guaranteed Obligations represented by the Notes;

(xxi)	the taking, compromise, exchange, or refusal or neglect to take up or enforce any rights or remedies against, or any security over assets of, the Borrower or any other person or any non-presentment or non-observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any other security;

(xxii)	any legal limitation, disability, incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of or other circumstance relating to the Borrower or any other person;

(xxiii)	any replacement of a Transaction Document or any other document or Security so that references to that Transaction Document or other documents or Security in this Agreement shall include each such replacement;

(xxiv)	any unenforceability, illegality, invalidity or frustration of any obligation of the Borrower or any other person under any Transaction Document or any other document or security, or any failure of any other person to become bound by the terms of any Transaction Document, in each case whether through any want of power or authority or otherwise; or

(xxv)	any other act or omission to act or delay of any kind by the Borrower, any Secured Party or any other Person or any other circumstance whatsoever that might, but for the provisions of this paragraph, constitute a legal or equitable discharge, defense, limitation or restriction with respect to the Guaranteed Obligations.
The Agent, in its absolute discretion and without diminishing the liability of the Borrower or the Guarantor hereunder, or incurring any responsibility or liability to the Borrower or the Guarantor, may do, commit or cause all acts, omission and results which are contemplated by the foregoing subparagraphs (i) through (xxv).

(b)	Any account settled or stated by or between the Agent or any Secured Party and the Borrower, or admitted by or on behalf of the Borrower, may be adduced by the Agent or the Secured Party and shall, in the absence of manifest error, be conclusive evidence as against the Borrower and the Guarantor that the balance or amount appearing therein is the sum of money due by the Borrower and the Guarantor to the Agent.

(c)	Any rights of subrogation acquired by the Guarantor by reason of payment under this Agreement shall not be exercised until all of the Guaranteed Obligations have been paid or repaid in full. In the event of the Guarantor paying to the Agent (or otherwise making provision for repayment in accordance with the Notes) all of the Guaranteed Obligations, then the Guarantor shall be entitled, on demand made by it in writing to the Agent or the Secured Parties, to the assignment of so much of the Security, if any, which remains in the Agent’s or any Secured Party’s possession at the time of receipt of the said payment only when and to the extent the value of the Security exceeds that of the Guaranteed Obligations.

(d)	The Agent shall not be bound to exhaust its legal remedies against the Borrower, any other parties, or any additional or collateral security which it may hold, prior to becoming entitled to payment hereunder.

(e)	The obligations of the Guarantor hereunder shall be direct and unconditional and independent of the obligations of any other guarantor, and a separate action or actions may be brought and maintained against the Guarantor without the necessity of joining or previously proceeding against or exhausting any other remedy against the Borrower or any other guarantor, or any Security then held.

(f)	If an Event of Default has occurred and is continuing, then the Guarantor shall forthwith on demand of the Agent pay to the Agent, for the account of the Secured Parties, all obligations of such Guarantor hereunder owing or payable at that time.

(g)	It is expressly acknowledged and agreed by the Guarantor that should the Agent obtain a judgment or judgments from a court of competent jurisdiction pursuant to a default by the Guarantor with respect to any of the covenants contained in this Agreement, then interest shall accrue, be calculated, and be payable to the Secured Parties by the Guarantor at the applicable Default Interest Rate per annum and at the times as are stipulated in each of the Notes, as applicable. Such interest shall commence on the date when the applicable default occurs and shall continue to be payable until the judgment monies, including accrued interest, have been paid to the Secured Parties.

(h)	In its absolute discretion, the Agent may obtain an additional guarantee or guarantees of the Guaranteed Obligations. The taking of any additional guarantee shall not reduce the liability of the Guarantor, which liability shall be solidary (joint and several) with any other additional guarantors.

(i)	The Guarantor’s liability shall not be diminished or affected, where any person expected or believed by the Borrower to be or to become an additional guarantor, is not an additional guarantor and does not for any reason whatsoever become an additional guarantor. Further, the Guarantor’s liability shall not be diminished or affected by any transaction whatsoever which may take place between the Agent or any Secured Party and any other guarantor, including but not restricted to any act, omission, neglect or default of the Agent or any Secured Party which may vary or terminate in whole or in part the liability of such other guarantor.

(j)	No change in the name, objects, share capital, business, director’s powers, organization (including but not limited to any reorganization, amalgamation, merger or continuation under the laws of any other jurisdiction), Organizational Documents or management of the Borrower or the Guarantor shall in any way affect the obligations of the Guarantor hereunder, either with respect to transactions occurring before or after any such change, it being understood that this Agreement is to extend to the person or persons or corporation or trust or other business entity for the time being and from time to time carrying on the business now carried on by the Borrower notwithstanding any change or changes in the name or capitalization of the Borrower and notwithstanding any reorganization of the Borrower or the Guarantor or its amalgamation with any other or others or the sale or disposal of its business in whole or in part to another or others.

(k)	Demands under this Guarantee may be made from time to time, and the liabilities and obligations of the Guarantor may be enforced irrespective of whether any demands, steps or proceedings are being or have been made or taken against the Borrower and/or any third party or whether or in what order any Security to which the Agent or any Secured Party may be entitled in respect of the Guaranteed Obligations is enforced.
5. Stay of Acceleration
If acceleration of the time for payment, or the liability of the Borrower to make payment, of any amount specified to be payable by the Borrower in respect of the Guaranteed Obligations is stayed, prohibited or otherwise affected upon any Insolvency Proceeding or other event affecting the Borrower or payment of any of the Guaranteed Obligations by the Borrower, all such amounts otherwise subject to acceleration or payment will nonetheless be deemed for all purposes of this Agreement to be and to have become due and payable by the Borrower and shall be payable by the Guarantor under this Agreement immediately forthwith on demand by the Agent as herein provided.
6. Postponement of Claims and Subrogation
(a)	All debts and claims against the Borrower now or subsequently held by the Guarantor and the Guarantor’s rights of subrogation against the Borrower (all such debts, claims and rights, the “Claims”) are postponed to the repayment and performance in full of the Guaranteed Obligations. Until the occurrence of an Event of Default that is continuing, Guarantor may receive payment in respect of the Claims except as prohibited under the Notes.

(b)	The Agent shall have no duty, obligation or liability as a result of the assignment of the Claims to the Agent to protect, preserve or to ensure that the Claims do not become prescribed by statute or otherwise invalidated or rendered unenforceable.
7. Subordination
Notwithstanding any provision of this Agreement to the contrary, all rights of the Guarantor under Section 6 and all other rights of indemnity, contribution or subrogation against the Borrower under applicable law or otherwise shall be fully subordinated to the indefeasible payment in full in cash of the Guaranteed Obligations. No failure on the part of the Borrower or the Guarantor to make the payments required in Section 6 (or any other payments required under applicable law or otherwise) shall in any respect limit the obligations and liabilities of the Guarantor with respect to its obligations hereunder, and the Guarantor shall remain liable for the full amount of the obligations of such Guarantor hereunder.

8. Waivers
The Guarantor waives each of the following, to the fullest extent permitted by law, any right (whether now or hereafter existing) to require the Agent or the Secured Parties, as a condition to the enforcement of this Agreement:
(a)	to accelerate the Guaranteed Obligations or proceed and exhaust any recourse against the Borrower, the Guarantor or any other Person;

(b)	to value or realize on any Security that it holds;

(c)	to marshall the assets of any of the Borrower, the Guarantor or any other Person or proceed against the Borrower, the Guarantor or any other Person in any particular order; or

(d)	to pursue any other remedy that the Guarantor may not be able to pursue itself and that might limit or reduce such Guarantor’s burden. The Guarantor hereby irrevocably renounces the benefits of discussion and division.
9. Reasonableness of Waivers, Renunciations, Declarations and Authorizations
The Guarantor represents, warrants and agrees with the Agent and the Secured Parties that each of the waivers, renunciations, declarations and authorizations set forth in this Agreement are made with full knowledge of its significance and consequences and each of the Guarantor, the Agent and the Secured Parties hereby represent, warrant and agree that if any of such waivers, renunciations, declarations and authorizations are determined to be contrary to any applicable law or public policy, such waivers, renunciations, declarations and authorizations shall be effective only to the maximum extent permitted by law.
10. Agent’s Right to Act
The parties agree that the Agent has the right to deal with the Borrower, the documents creating or evidencing the Guaranteed Obligations and the Security (or any collateral subject to the Security) now or subsequently held by the Agent or any Secured Party (including without limitation, all modifications, extensions, replacements, amendments, renewals, restatements, and supplements to such documents or security) as the Agent may see fit in accordance with the terms of the Transaction Documents, in each case, without notice to the Guarantor or any additional guarantor and without in any way affecting, relieving, limiting or lessening the Guarantor’s liability under this Agreement.
11. Agent’s Fees and Expenses, Indemnification
(a)	Without limitation of its indemnification obligations under the other Security Documents, the Guarantor agrees to indemnify the Agent and the Secured Parties against, and hold the Agent and the Secured Parties harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable out-of-pocket expenses incurred by the Agent and the Secured Parties, including the documented fees, charges and disbursements of any counsel for the Agent and the Secured Parties, incurred by or asserted against the Agent and the Secured Parties arising out of, in connection with, or as a result of (i) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing agreements or instruments contemplated hereby, including any workout, restructuring or negotiations in respect of the obligations of such Guarantor hereunder, whether or not the Agent or any Secured Parties is a party thereto, (ii) any other aspect of this Agreement, or (iii) the enforcement of rights of the Agent or the Secured Parties’ hereunder; provided that such indemnity shall not, as to any of the Agent and the Secured Parties, be available to the extent that such losses, claims, damages, liabilities and related expenses resulted from (x) the intentional or gross fault of the Agent or any of the Secured Parties or of any affiliate, director, officer, employee, counsel, agent or attorney-in-fact thereof or (y) a material breach of any Security Document by the Agent or any of the Secured Parties or of any of their affiliates, directors, officers, employees, counsels, agents or attorneys-in-fact thereof;

(b)	Any such amounts payable as provided hereunder shall be additional obligations of the Guarantor guaranteed hereunder. The provisions of this Section 11 shall remain operative and in full force and effect regardless of the termination of this Agreement or any other Security Document, the consummation of the transactions contemplated hereby, the repayment of any of the Guaranteed Obligations or obligations hereunder, the invalidity or unenforceability of any term or provision of this Agreement or any other Security Document, or any investigation made by or on behalf of the Agent or any Secured Party. All amounts due under this Section 11 shall be payable to the Agent for the benefit of the applicable Secured Parties within ten days of written demand therefor as herein provided.
12. Foreign Currency Obligations
The Guarantor will pay any Guaranteed Obligations in the currency (the “Original Currency”) in which the Borrower is required to pay such Guaranteed Obligations. If the Guarantor makes payment relative to any Guaranteed Obligations in a currency (the “Other Currency”) other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the obligations hereunder of the Guarantor only to the extent of the amount of the Original Currency which the Agent is able to purchase at Montreal, Quebec with the amount it receives on the date of receipt. If the amount of the Original Currency which the Agent is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Guaranteed Obligations, the Guarantor will indemnify and save the Agent and the Secured Parties harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Agreement, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Agent or any Secured Party and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

13. Reinstatement
If, at any time, all or any part of any payment previously applied by the Agent or any Secured Party to any of the Guaranteed Obligations is or must be rescinded or returned by the Agent or such Secured Party for any reason whatsoever (including, without limitation, any Insolvency Proceeding), such Guaranteed Obligations will, for the purpose of this Agreement, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Agent or such Secured Party, and this Agreement will continue to be effective or be reinstated, as the case may be, as to such Guaranteed Obligations, all as though such application by the Agent or such Secured Party had not been made.
14. Alteration
No term, condition or provision of this Agreement or any right under this Agreement or in respect of this Agreement, shall be, or shall be deemed to have been, waived, amendment, supplemented or otherwise modified by the Agent, except by express written instrument executed by the Agent and such other Persons as required pursuant to the terms of the Notes, all such waivers to extend only to the particular circumstances (if any) specified in such waiver.
15. Secured Parties’ Action or Inaction
Except as provided at law, no action or omission on the part of any Secured Party in exercising or failing to exercise its rights under this Agreement or in connection with or arising from all or part of the Guaranteed Obligations shall make any Secured Party liable to the Guarantor for any loss occasioned to the Guarantor. No loss of or in respect of any Security received by the Agent from the Borrower or others, whether occasioned by the Agent’s fault or otherwise, shall in any way affect, relieve, limit or lessen the Guarantor’s liability under this Agreement. The Guarantor hereby acknowledges that it is presently, and covenants that it will keep itself at any time and from time to time, fully informed of the financial condition of the Borrower and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of non-payment of the Guaranteed Obligations. The Guarantor agrees that the Secured Parties have no obligation to provide or disclose information to the Guarantor with respect to any dealings they have with or in respect of the Borrower at any time or from time to time.
16. Rights of Secured Parties
The rights and remedies provided in this Agreement are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.
17. Additional Security
This Agreement is in addition to, and not in substitution of, any and all other Security previously or concurrently delivered by the Guarantor or any other Person to any Secured Party, all of which other Security shall remain in full force and effect.

18. Acknowledgements
The Guarantor acknowledges that it is providing this Agreement at the request of the Borrower and that it has satisfied itself and is not relying upon the Secured Parties in respect of all or any information with respect to the transaction under or related to the Notes or this Agreement. The Guarantor acknowledges that it has been provided with and has reviewed an executed copy of the Notes.
19. Representation — Authority and Enforceability
The Guarantor represents and warrants to the Agent and the Secured Parties that it has obtained all corporate and other authorizations, consents and approvals necessary for the granting and performance of this Agreement and that this Agreement is enforceable against the Guarantor in accordance with its terms. The Guarantor represents and warrants to the Agent and the Secured Parties that each of the representations and warranties relative to the Guarantor in each of the other Security Documents is true and correct.
20. Covenants
(a)	The Guarantor covenants and agrees that it will comply, and will cause each of its subsidiaries to comply, as applicable, with all of the provisions, covenants and agreements contained in each of the Security Documents to the extent that such provisions, covenants and agreements apply to the Guarantor or its subsidiaries and will, and will cause each of its subsidiaries, as applicable, to take, or refrain from taking, as the case may be, all actions that are necessary to be taken or not taken so that no violation of any provision, covenant or agreement contained in ay of the Security Documents, and so that no Default or Event of Default under any of the Security Documents, is caused by the actions or inactions of the Guarantor or any of its subsidiaries.
(b)	The Guarantor will remain the legal and beneficial owner of 1,904,464 Common Shares and 835,547 class A1 preferred shares of BELLUS Health (Innodia) Inc. free of all Encumbrances except Permitted Encumbrances.
21. Demand
The Agent may make demand in writing to the Guarantor at any time and from time to time, each such written demand to be accepted by the Guarantor as complete and satisfactory evidence of non-payment or non-performance of the Guaranteed Obligations. The Guarantor shall pay to the Agent such amount or amounts payable under this Agreement immediately upon such written demand.
22. Set-Off
(a)	The Guarantor agrees that, if an Event of Default has occurred and is continuing, to the extent permitted by applicable law, any and all deposits, general or special, term or demand, provisional or final, matured or unmatured, at any time held by the Secured Parties and any other obligations at any time owing by the Secured Parties to the Guarantor or for the credit or account of the Guarantor, may be set-

off and applied at any time and from time to time, without notice (such notice being expressly waived by such Guarantor), against and on account of the Guaranteed Obligations even if any of them are unmatured, and irrespective of whether the Agent shall have made a demand pursuant to Section 2 hereof, or under any other Security Document. Rights under this Section are in addition to other rights and remedies (including other rights of set-off) which the Agent and each Secured Party may have.

(b)	All payments to be made by the Guarantor hereunder will be made without set-off or counterclaim and without deduction for any taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any nature whatsoever. If at any time any applicable law requires the Guarantor to make any such deduction or withholding from any such payment, the sum due from the Guarantor with respect to such payment will be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Agent receives a net sum equal to the sum which it would have received had no deduction or withholding been required.
23. Imputation
All sums of money received by the Agent and the Secured Parties from the Borrower or from anyone whomsoever, which may be imputed in reduction of the Guaranteed Obligations, shall be considered as payments which the Agent and the Secured Parties may impute, subject to the provisions of the Transaction Documents, as they see fit, notwithstanding the provisions of Article 1572 of the Civil Code of Quebec as well as every other legal rule concerning the imputation of payments.
24. Notice
Any notice, consent, approval, demand, or other communication required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if made in accordance with the terms of the Notes, provided a Notice shall be deemed to have been properly delivered to the Guarantor if it is delivered to the Borrower at the address set forth in the Notes, unless otherwise directed in writing by the Guarantor.
25. No Representations
The Guarantor acknowledges that this Agreement has been delivered free of any conditions and that there are no representations which have been made to the Guarantor affecting the Guarantor’s liability under this Agreement except as may be specifically embodied in this Agreement and agrees that this Agreement is in addition to and not in substitution for any other guarantee(s) held or which may subsequently be held by or for the benefit of the Agents and the Secured Parties.

26. Further Assurances
The Guarantor shall with reasonable diligence do all such things and provide all such reasonable assurances as may be reasonably required to give the Secured Parties the full benefit and effect of, or intended by, this Agreement and shall provide such further documents or instruments required by the Agents as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.
27. Severability
If, in any jurisdiction, any provision of this Agreement or its application to the Guarantor is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction.
28. Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec. The Guarantor irrevocably submits to the non-exclusive jurisdiction of the courts of competent jurisdiction in the Province of Quebec in respect of any action or proceeding relating in any way to this Agreement.
29. Language
The parties acknowledge that they have requested and are satisfied that this Agreement and all other documents and notices related thereto be drawn up in English. Les parties aux présentes reconnaissent qu’elles ont exigé que cette convention et tous les documents et avis y afférents soient rédigés en anglais et s’en déclarent satisfaites.
30. Time
Time is of the essence with respect to this Agreement and the time for performance of the obligations of the Guarantor under this Agreement may be strictly enforced by the Agent.
31. Interpretation
The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (e) all references herein to Sections and Schedules shall be construed to refer to Sections and Schedules to, this Agreement. Section headings are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.
32. Successors and Assigns
This Agreement shall enure to the benefit of, and be binding on, the Agent and its successors and assigns, and will enure to the benefit of, and be binding on, the Guarantor and its successors (including but not limited to any successor by amalgamation), and permitted assigns. The Guarantor shall not be entitled to assign or transfer any of its rights, benefits or obligations under this Agreement without the prior written consent of the Agent. The Agent may assign this Agreement and any of its rights and obligations hereunder to any Person that replaces it in its capacity as such. The Secured Parties shall be entitled to assign all of their respective rights under this Agreement in accordance with the Notes. If the Guarantor is an individual, then the term “Guarantor” will also include his or her heirs, administrators and executors, as applicable.
33. Enforcement by Agent
This Agreement may be enforced only by the action of the Agent acting on behalf of the Secured Parties, and no Secured Party shall have any rights individually to enforce or seek to enforce this Agreement, it being understood and agreed that such rights and remedies may be exercised by the Agent for the benefit of the Secured Parties upon the terms of this Agreement.
34. Execution and Delivery
This Guarantee may be executed in counterparts and may be executed and delivered by facsimile or by other electronic means and all such counterparts and facsimiles shall be effective as delivery by the Guarantor, and shall together constitute one and the same deed.
[Remainder of the page intentionally left blank.]

     IN WITNESS WHEREOF the Guarantor has duly executed this Agreement.

4166591 CANADA INC.
By:
Authorized Signing Officer

EXHIBIT 3.2(q)
Forms of Board Representation Agreement
Filed separately as a material contract.

EXHIBIT 3.2(s)
Form of Resolution Regarding Preferred Shares

RESOLUTIONS OF THE DIRECTORS OF
BELLUS HEALTH INC.
(the “Corporation”)
WHEREAS certain holders of 6% senior convertible notes maturing in 2026 and 2027, respectively, have consented to convert such notes to convertible preferred shares of the Corporation;
AND WHEREAS the Articles of Incorporation of the Corporation provide for a class of preferred shares, which may be issued from time to time in one or more series, the terms of each series, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, to be determined at the time of creation of each such series by the Board of Directors of the Corporation without shareholder approval;
NOW, THEREFORE, BE IT RESOLVED:
THAT the Articles of Incorporation for the Corporation be amended pursuant to the Canada Business Corporations Act by creating a new series of preferred shares of the Corporation, namely the “Series A 6% Cumulative Convertible Preferred Shares” (the “Series A Preferred Shares”), which Series A Preferred Shares shall have the rights, preferences, privileges, priorities, restrictions, conditions and limitations set forth in Schedule 1 attached hereto, and that the Corporation be authorized to file articles of amendment under the Canada Business Corporations Act in respect of the creation of the Series A Preferred Shares;
THAT the form of share certificate representing the Series A Preferred Shares, which has been made available to the directors of the Corporation, be and the same is hereby approved and adopted; and
THAT any director or officer of the Corporation be and is hereby authorized to execute and deliver all such deeds, documents and assurances and do all such things as may be necessary to give effect to this resolution.
[Signature page follows]

THE FOREGOING RESOLUTIONS ARE HEREBY CONSENTED TO AND SIGNED BY ALL OF THE DIRECTORS OF THE CORPORATION, PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT, AS OF APRIL 7, 2009

Dr. Francesco Bellini	John Bernbach

Dr. Colin Bier	André Desmarais

Neil Flanzraich	Hélène Fortin

Peter Kruyt	François Legault

John Molloy	Calin Rovinescu

Graeme K. Rutledge	Dr. Emil Skamene

EXHIBIT 3.2(i)

Form of Surviving Existing Notes
Filed separately as a material contract.

EXHIBIT 3.2(v)
Form of Swiss Subs Covenant

UNDERTAKING
TO : VITUS INVESTMENTS III PRIVATE LIMITED
DATE: April                    , 2009
     WHEREAS BELLUS Health Inc. (“Bellus”) and Vitus Investments III Private Limited (“Vitus”) entered into a Note Purchase Agreement as of the                     day of April, 2009 (the “Note Purchase Agreement”);
     WHEREAS, pursuant to the Note Purchase Agreement, Vitus has committed to provide Bellus with investment funds, in two tranches, on the terms and subject to the conditions set forth in the Note Purchase Agreement;
     WHEREAS Vitus’ investment shall take the form of 15% senior secured convertible promissory notes maturing 2014, with an aggregate issue price of $10,000,000 (collectively, the “Notes”);
     WHEREAS the undersigned are required, pursuant to Section 3.2(w) of the Note Purchase Agreement, to deliver the following undertaking to Vitus; and
     WHEREAS the delivery of this undertaking is in the best interest of the undersigned;
NOW, THEREFORE, the undersigned hereby agree as follows:
1.	This undertaking is delivered in accordance with Section 3.2(w) of the Note Purchase Agreement.

2.	All defined terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Note Purchase Agreement.

3.	Each of the undersigned hereby agrees and undertakes that BELLUS Health Holdings Limited and BELLUS Health (International) Limited (collectively, the “Subsidiaries”) shall not, for so long as the Notes are outstanding:
(a) incur any Indebtedness other than Permitted Indebtedness, to the extent that such Permitted Indebtedness pertains to the Subsidiaries; or
(b) create, incur, assume or suffer to exist any Encumbrance of any kind on any of the assets of the Subsidiaries, other than in favour of the holders of the Bellus Notes and for the sole purpose of securing the Guarantees made by each of the Subsidiaries relating thereto; or

(c) enter into any agreement or grant any option of any kind or nature relating to the sale or license of the assets now or hereafter owned by either of the Subsidiaries outside of the ordinary course of business.
4.	Each of the undersigned hereby also agrees and undertakes that each of the Subsidiaries shall, for so long as the Notes are outstanding, make or pay, as and when due, all filings and payments required to maintain any interest or right of the Subsidiaries in any asset owned by, or licensed to, either of the Subsidiaries, to the extent, in each case, that the costs associated with such filings and that such payments are not excessive given the benefits to be obtained therefrom (as determined by Vitus, acting reasonably).

5.	This undertaking does not, for the avoidance of any doubt, create an obligation of the Subsidiaries to enter into the Guarantee, and/or to provide the other security interests referred to herein. Only if the provision of such guarantee, and/or security interests is fully compliant with Swiss law will the Subsidiaries enter into such obligations.

6.	Each of the undersigned acknowledges that Vitus is relying on this undertaking in connection with Vitus’ subscription for Notes in accordance with the terms of the Note Purchase Agreement and that any breach of any provision of this undertaking shall constitute an Event of Default (as defined in the Notes).

7.	The agreements and undertakings contained herein shall survive to the extent that the Subsidiaries can continue to meet their obligations towards third parties (other than affiliates of BELLUS).

8.	This undertaking will terminate on the earlier of (a) the repayment or the conversion of the Notes in full; and (b) the date on which a first-ranking security interest is perfected on all of the present and future registered patents and on the principal bank account of BELLUS Health (International) Limited.

9.	No supplement, modification or amendment of this undertaking shall be binding unless executed in writing by Vitus and the undersigned.

10.	Subject to Applicable Laws, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, permitted transferees, executors and administrators of the parties hereto.

11.	This undertaking shall be governed by and construed in accordance with the laws of the Province of Quebec, without regard to the conflict of laws provisions thereof.

12.	Any action or proceeding brought by a party arising out of or in connection with this undertaking, may be brought in a court of competent jurisdiction located in the Province of Québec. The parties agree not to contest such jurisdiction or seek to transfer any action relating to such dispute brought in the Province of Québec to any other jurisdiction.

13.	This undertaking may be executed in any number of counterparts. This undertaking, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto shall re-execute original forms hereof and deliver them to all other parties. No party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

14.	The parties confirm that it is their wish that this undertaking be drawn up in English only. Les parties aux présentes confirment que c’est leur volonté que la présente entente soit rédigée en anglais seulement.
SIGNED on this       day of April, 2009.

BELLUS HEALTH INC.

Per:
Name: Mariano Rodriguez Title: Vice President Finance and
Chief Financial Officer

Per:
Name: David F. Skinner Title: Vice President General Counsel
and Corporate Secretary

BELLUS HEALTH HOLDINGS LIMITED

Per:
Name:
Title:

BELLUS HEALTH (INTERNATIONAL) LIMITED

Per:
Name:
Title:
AGREED TO AND ACCEPTED on this      , day of April, 2009.
VITUS INVESTMENTS III PRIVATE LIMITED

Per:
Name:
Title: